Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115267

Offer to Exchange

$121,500,000 Outstanding 8 7/8% Senior Subordinated Notes due 2012
For 8 7/8% Senior Subordinated Notes due 2012
of
ERICO International Corporation
This Exchange Offer Will Expire at 5:00 p.m.,
New York City Time, on August 20, 2004, unless Extended

Material Terms of the Exchange Offer

•	We are offering to exchange outstanding notes that are validly tendered and not withdrawn for an equal principal amount of notes that are registered under the Securities Act of 1933.

•	The exchange offer is subject to conditions, including that the exchange offer does not violate any law or applicable interpretation of any law by the staff of the Securities and Exchange Commission.

•	You may withdraw your tender of outstanding notes at any time before the expiration of the exchange offer.

•	Any outstanding notes not validly tendered will remain subject to existing transfer restrictions.

•	The exchange of notes will not be a taxable exchange for United States federal income tax purposes.

•	We will not receive any cash proceeds from the exchange offer.

•	Our affiliates may not participate in the exchange offer.

•	At the same time we issued the $121.5 million of outstanding notes, we issued an additional $19.4 million of identical notes to CVC Capital Funding, LLC. The notes issued to CVC Capital Funding are not subject to this exchange offer.

The Exchange Notes

•	The terms of the exchange notes to be issued are identical in all material respects to the terms of the outstanding notes, except that transfer restrictions and registration rights provisions relating to the outstanding notes will not apply to the exchange notes.

•	Interest on the exchange notes will accrue at the rate of 8 7/8% per year, payable in cash every six months on March 1 and September 1, with the first payment on September 1, 2004.

•	The exchange notes will be fully and unconditionally guaranteed to the extent allowed by law, on a joint and several basis, by our subsidiary guarantor, as more fully described in this prospectus.

•	The exchange notes will be our unsecured senior subordinated obligations and will be junior in right of payment to all of our existing and future senior unsecured debt.

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may by amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where those outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

       Investing in the exchange notes involves risks. Please consider carefully the “Risk Factors” beginning on page 13 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 16, 2004.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	13
Forward-Looking Statements	20
Use of Proceeds	20
Capitalization	21
Selected Historical Consolidated Financial Data	22
Management’s Discussion and Analysis of Financial Condition and Results of Operations	24
Business	33
Management	42
Security Ownership and Certain Beneficial Owners	46
Certain Relationships and Related Party Transactions	47
Description of Other Indebtedness	50
The Exchange Offer	52
Description of the Exchange Notes	60
United States Federal Income Tax Considerations	103
Book-Entry; Delivery and Form	107
Plan of Distribution	109
Legal Matters	109
Experts	109
Where You Can Find More Information	110
Index to Financial Statements	F-1

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

      We are not asking you for a proxy and you are requested not to send us a proxy.

MARKET AND INDUSTRY DATA

      Our estimates are based on information obtained from our customers, distributors, suppliers, trade and business organizations and our contacts in markets in which we operate and on our management’s knowledge and experience. However, market share, ranking and other data are subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data and the voluntary nature of the data gathering process. In addition, technical requirements and customer preferences can and do change. Although we have not independently verified the accuracy of this data, we believe these estimates to be accurate in all material respects as of the date of this prospectus.

TRADEMARKS AND TRADENAMES

      We own rights in the United States and other jurisdictions to the following registered trademarks and tradenames named in this prospectus: ERICO, CADDY, CADWELD, CRITEC, ERIFLEX, ERITECH and LENTON. All references in this prospectus to any of these terms lacking the ® symbol are defined terms that reference the products, technologies or businesses bearing the trademarks or tradenames with this symbol. This prospectus also includes tradenames and trademarks of other companies. Our use or display of other parties’ tradenames, trademarks or products is not intended to and does not imply a relationship with or endorsement or sponsorship of us by the tradename or trademark owners.

i

PROSPECTUS SUMMARY

      This summary may not contain all of the information that may be important to you. You should read the entire prospectus before making an investment decision. In particular, you should read the section entitled “Risk Factors” and the financial statements and notes related to those financial statements included elsewhere in this prospectus. In this prospectus, unless otherwise indicated or the context requires otherwise, the terms “the Company,” “we,” “our” and “us” refer to ERICO International Corporation, the issuer of the notes, and our subsidiaries. As further described in this prospectus, our direct parent ERICO Holding Company and our ultimate parent ERICO Global Company will not guarantee the notes and will not be subject to the restrictive covenants contained in the indenture governing the notes. Our only domestic subsidiary, ERICO Products, Inc., has guaranteed the notes and is referred to in this prospectus as “the guarantor.” The following summary contains basic information about us and this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire document and the documents we have referred you to, including the Letter of Transmittal.

Our Company

      ERICO was founded in 1903 in Cleveland, Ohio, as the Electric Railway Improvement Company. Today, we are a leading designer, manufacturer and marketer of precision-engineered specialty metal products serving global niche product markets in a diverse range of electrical, industrial and commercial construction, utility and rail applications. Our product lines share a number of common characteristics, including a leading market position in their niche product markets, innovative solutions, long product lifecycles, quality products offering superior technical performance, strong brand names and low capital expenditure requirements. Approximately two-thirds of our sales are generated within North America, with the remaining one-third generated in Europe, Asia and Latin America. We believe we are the leading global manufacturer of the primary products in five of our six product lines. For the year ended December 31, 2003, we had net sales of $309.9 million, cash flows from operations of $17.6 million and EBITDA of $45.3 million. EBITDA is defined as net income plus income taxes, interest expense, net, and depreciation and amortization. For a reconciliation of EBITDA to net cash provided by operating activities, which we believe to be the closest GAAP measure to EBITDA, and for an explanation of why we present EBITDA, see note 1 to our summary consolidated financial information on page 12.

Our Products

      We have six product lines used in electrical, industrial and commercial construction, utility and rail applications. Our product lines are:

•	Electrical Fixing & Fastening. Our electrical fixing and fastening products consist of a broad line of specialty clips, clamps, hangers and straps that are used to support, hang and position electrical and data communication cables, pipes, conduit, lighting equipment or ceiling structure.

•	Facility Electrical Protection. Our products consist of grounding, bonding, surge and lightning protection products and systems that are used to protect facilities from electrical hazards.

•	Mechanical Fixing & Fastening. Our mechanical fixing and fastening products consist of specialty metal hangers, clamps, clips, fasteners and support products that are used to support, hang, position and brace pipe, ducts and fire equipment (sprinklers).

•	Concrete Reinforcement Products. Our concrete reinforcement products consist of a complete line of rebar-splicing systems, which are utilized to connect the steel reinforcement rods that provide the essential structural support and integrity for concrete construction.

•	Panelboard Products. Our panelboard products consist of current-carrying connectors, supports and other non-active electrical panel components designed to reduce the size of, and facilitate the easy assembly of, electrical panels.

•	Rail & Industrial. Our rail and industrial products include a wide variety of connecting and bonding products that provide a permanent, low resistance connection superior to traditional welding methods.

Overview of the Refinancing

      On February 20, 2004, we completed a refinancing of substantially all of our outstanding indebtedness. As part of the refinancing, we entered into an amendment to our existing credit facility consisting of $75.0 million of committed capital with a term of five years, and issued $140.9 million aggregate principal amount of 8 7/8% senior subordinated notes, including the $121.5 million aggregate principal amount of 8 7/8% senior subordinated notes that are the subject of this exchange offer. We issued the remaining $19.4 million aggregate principal amount of 8 7/8% senior subordinated notes to CVC Capital Funding, LLC, an affiliate of our principal stockholder, in exchange for $19.4 million aggregate principal amount of our 11% senior subordinated notes due 2012. As a result, an aggregate principal amount of $10.6 million of these 11% senior subordinated notes remain outstanding.

      In connection with the refinancing, on February 20, 2004, we repaid our $39.0 million senior term loan and $42.4 million revolver under our existing credit facility. We also repaid $35.0 million aggregate principal amount of the 11% senior subordinated notes of ERICO Holding Company, our direct parent. In addition, we paid a dividend of $25.0 million to the holders of Class L Common Stock of our ultimate parent, ERICO Global Company. These repayments of indebtedness and the dividend payment were financed with the net cash proceeds from the sale of the 8 7/8% senior subordinated notes, together with borrowings under our amended credit facility.

Our Equity Investors

      In 2002, our current management, together with Citigroup Venture Capital Equity Partners, L.P. and its affiliates, led a buy-out of the Company from the former management group. As a result of the buy-out, current management owns over one-third of the equity of ERICO Global Company, our ultimate parent, with Citigroup Venture Capital Equity Partners, L.P. and its affiliates owning the remainder. Citigroup Venture Capital Equity Partners, L.P., which owns a majority of ERICO Global Company’s common stock, is a private equity fund managed by an affiliate of Citigroup Venture Capital Ltd. Citigroup Venture Capital Equity Partners, L.P. is currently managing funds in excess of $10 billion. Citigroup Venture Capital Equity Partners, L.P., and its affiliates have developed significant industry expertise in several sectors, including value-added industrial manufacturing and distribution, business services, semi-conductors, automotive supply and building products.

Our Structure

      The following chart shows a condensed version of our structure:

      Our principal executive offices are located at 30575 Bainbridge Road, Suite 300, Solon, Ohio 44139, and our telephone number is (440) 349-2630. We also maintain a website at www.erico.com. However, information on our website is not a part of this prospectus and you should rely only on the information contained in this prospectus when making a decision to invest in the notes.

The Exchange Offer

Purpose and Effect	We sold $121.5 million in aggregate principal amount of 8 7/8% senior subordinated notes due 2012, referred to in this prospectus as the “outstanding notes,” on February 20, 2004 to Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., ABN AMRO Incorporated, NatCity Investments, Inc. and McDonald Investments Inc., to whom we refer collectively in this prospectus as the “initial purchasers.” Simultaneously with that sale, we signed a registration rights agreement with the initial purchasers which requires us to conduct this exchange offer.

Additional Notes Not Subject to the Exchange Offer.	At the same time we issued the $121.5 million of outstanding notes, we issued an additional $19.4 million of identical notes to CVC Capital Funding, LLC. The notes issued to CVC Capital Funding, LLC were issued under the same indenture as the outstanding notes. However, the additional $19.4 million in notes are not subject to the registration rights agreement with the initial purchasers and are not subject to this exchange offer.

Registration Rights Agreement	You have the right under the registration rights agreement to exchange your outstanding notes for notes registered under the Securities Act with substantially identical terms. This exchange offer is intended to satisfy that right. After the exchange offer is complete, except as set forth below, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.

Under the registration rights agreement, we are required to (1) use our reasonable best efforts to cause the registration statement of which this prospectus is a part to be declared effective by the Securities and Exchange Commission on or prior to August 18, 2004 and (2) complete the exchange offer described in this prospectus on or prior to October 4, 2004. If we fail to satisfy either of these registration obligations, we have agreed to pay special interest to each holder of outstanding notes equal to 0.25% per annum on the principal amount of the outstanding notes held by that holder with respect to the first 90-day period immediately following the occurrence of that registration default. The amount of special interest will increase by an additional 0.25% per annum on the principal amount of the outstanding notes with respect to each subsequent 90-day period until that registration default has been cured, up to a maximum amount of special interest for all registration defaults of 1.5% per annum. The accrual of special interest with respect to a registration default will cease upon the cure of that registration default.

After this exchange offer registration statement is declared effective, we are required to keep the registration statement effective for a period beginning when the exchange notes are first issued in the exchange offer and ending upon the earlier of (1) the expiration of the 90th day after the exchange offer is completed or (2) when holders that are broker-dealers no longer own any transfer restricted securities. Our failure to keep the exchange offer registration statement effective during that period would constitute a registration default, and we would be required to pay special interest to those broker-dealer holders in the same amounts as would be required for a registration default described in the preceding paragraph.

The registration rights agreement also requires us to file a shelf registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of any holders that are ineligible to participate in the exchange offer and indicate that they wish to have their outstanding notes registered under the Securities Act. If we are required to file a shelf registration statement and are unable to meet our obligations relating to that shelf registration statement, we would be required to pay special interest to those holders of outstanding notes in the amounts described above. See “Registration Rights; Special Interest.”

The Exchange Offer	We are offering to exchange $121.5 million in aggregate principal amount of 8 7/8% senior notes due 2012, which have been registered under the Securities Act of 1933 and which we refer to in this prospectus as the “exchange notes,” for the outstanding notes. We refer collectively in this prospectus to the outstanding notes and the exchange notes as the “notes.”

You may not participate in the exchange offer if you are:

• our “affiliate” within the meaning of Rule 405 under the Securities Act; or

• a broker-dealer that acquired outstanding notes directly from us.

To exchange your outstanding notes, you must properly tender them before the exchange offer expires. We will exchange all outstanding notes that are validly tendered and not withdrawn. We will issue the exchange notes promptly after the exchange offer expires.

You may tender your outstanding notes for exchange in whole or in part in integral multiples of $1,000 principal amount.

For a description of the procedures for tendering outstanding notes, see “The Exchange Offer — Procedures for Tendering Outstanding Notes.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 20, 2004, unless extended by us, in which case the expiration date will be the latest date and time to which the exchange offer is extended.

Consequences of Failure to Exchange Your Outstanding Notes	If you do not exchange your outstanding notes for exchange notes in the exchange offer, your outstanding notes will continue to be subject to the restrictions on transfer provided in the outstanding notes and the indenture governing the notes. In general, the outstanding notes, unless registered under the Securities Act, may not be offered or sold, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the outstanding notes under the Securities Act.

Conditions to the Exchange Offer	The exchange offer is subject to the following conditions:

• the exchange offer does not violate any law or applicable interpretation of any law by the staff of the Securities and Exchange Commission, or the SEC;

• no action or proceeding has been instituted or threatened and no law has been adopted that would reasonably be expected to impair our ability to proceed with the exchange offer;

• no stop order has been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement;

• all governmental approvals necessary for the consummation of the exchange offer have been obtained; and

• no change in our business or financial affairs has occurred, which might materially impair our ability to proceed with the exchange offer.

The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange. We currently expect that each of the conditions will be satisfied and that no waiver of any condition will be necessary. See “The Exchange Offer — Conditions to the Exchange Offer.”

We reserve the right, subject to applicable law, at any time and from time to time in our reasonable judgment:

• to delay the acceptance of the outstanding notes;

• to terminate the exchange offer if specified conditions have not been satisfied;

• to extend the expiration date of the exchange offer and retain all tendered outstanding notes, subject, however, to the right of tendering holders to withdraw their tender of outstanding notes; and

• to waive any condition or otherwise amend the terms of the exchange offer in any respect.

See “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Procedures for Tendering Outstanding Notes	If you wish to tender your outstanding notes for exchange, you must:

• complete and sign the letter of transmittal in accordance with the instructions contained in the letter of transmittal; and

• forward the letter of transmittal by mail or hand delivery, together with any other required documents, to the exchange agent, either with the outstanding notes that you tender or in compliance with the specified procedures for guaranteed delivery of your outstanding notes.

Some brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer.

Please do not send your letter of transmittal or certificates representing your outstanding notes to us. You should send those documents only to the exchange agent. You should direct any information requests or questions regarding how to tender your outstanding notes to the exchange agent.

Special Procedures for Beneficial Owners	If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact that person promptly if you wish to tender your outstanding notes in the exchange offer.

Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time before the expiration date by delivering a written notice of your withdrawal to the exchange agent according to the withdrawal procedures described under the heading “The Exchange Offer — Withdrawal Rights.”

United States Federal Income Tax Consequences	The exchange of outstanding notes for the exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “United States Federal Income Tax Considerations.”

Resales of Exchange Notes	We believe that you will be able to offer for resale, resell or otherwise transfer exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you are:

• acquiring the exchange notes in the ordinary course of your business;

• not participating, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes;

• not an “affiliate” of us within the meaning of Rule 405 under the Securities Act; and

• not a broker-dealer that acquired the outstanding notes directly from us.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. The staff of the SEC has not considered this exchange offer in the context of a no-action letter. We cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from those requirements, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution” in this prospectus.

Exchange Agent	The exchange agent for the exchange offer is Wells Fargo Bank, N.A. The address, telephone number and facsimile number of the exchange agent are set forth in “The Exchange Offer — Exchange Agent” and in the letter of transmittal.

Appraisal or Dissenters’ Rights	You have no appraisal or dissenters’ rights in connection with the exchange offer.

The Exchange Notes

      The terms of the exchange notes and the outstanding notes are identical in all material respects, except:

•	the exchange notes will have been registered under the Securities Act;

•	the exchange notes will not contain transfer restrictions and registration rights that relate to the outstanding notes; and

•	the exchange notes will not contain provisions relating to the payment of special interest to be made to the holders of the outstanding notes under circumstances related to the timing of the exchange offer.

      The following is a brief description of the material terms of the notes:

Exchange Notes	$121,500,000 aggregate principal amount of 8 7/8% senior subordinated notes due 2012.

Maturity	March 1, 2012.

Interest Payments	March 1 and September 1, beginning on September 1, 2004.

Ranking	The notes are our unsecured senior subordinated obligations and will rank junior to our existing and future senior debt. The notes will rank equally with all of our future senior subordinated debt and senior to all of our future subordinated debt. The guarantee by our subsidiary, ERICO Products, Inc. is subordinated to its existing debt and will be subordinated to its future senior debt. As of March 31, 2004, we and our subsidiaries had approximately $23.4 million of senior debt outstanding under our $75.0 million new amended revolving credit facility.

Guarantees	Our sole domestic subsidiary, ERICO Products, Inc., fully and unconditionally guarantees the notes. If we create or acquire a new domestic subsidiary, it will guarantee the notes unless we designate the subsidiary as an “unrestricted subsidiary” under the indenture.

Optional Redemption	Except as described below, we cannot redeem the notes until March 1, 2008. Thereafter we may redeem some or all of the notes at the redemption prices listed in the “Description of the Exchange Notes” section under the heading “Optional Redemption,” plus accrued interest.

Optional Redemption After Certain Equity Offerings	At any time and from time to time on or prior to March 1, 2007, we may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of certain equity offerings, provided that:

• we pay 108.875% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date;

• we redeem the notes within 90 days of completing the equity offering; and

• at least 65% of the aggregate principal amount of all notes issued under the indenture remain outstanding afterwards.

Change of Control Offer	If a change in control occurs, we must give holders of the notes the opportunity to sell us their notes at 101% of their face amount, plus accrued and unpaid interest, if any, to the repurchase date.

We might not be able to pay you the required price for notes you present to us at the time of a change of control, because:

• we might not have enough funds at that time; or

• the terms of our senior debt may prevent us from paying.

See “Description of the Exchange Notes— Change of Control.”

Asset Sale Proceeds	If we or our subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such asset sales in our business within a period of time, prepay senior debt or make an offer to purchase that principal amount of the notes equal to the excess net cash proceeds. The purchase price of the notes will be 100% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

Restrictive Covenants	We will issue the notes under an indenture between us and Wells Fargo Bank, N.A., as trustee. The indenture limits our ability and the ability of our restricted subsidiaries to:

• incur additional debt;

• create liens;

• make restricted payments;

• engage in transactions with affiliates;

• make investments;

• merge or consolidate with another company;

• transfer and sell assets; and

• issue stock of subsidiaries.

These covenants are subject to a number of important limitations and exceptions, which are described under the heading “Description of the Exchange Notes.” Immediately following the offering, each of our subsidiaries will be restricted for purposes of the indenture.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes.

Risk Factors

      You should consider carefully all of the information in this prospectus and, in particular, should evaluate the specific factors set forth in the section entitled “Risk Factors.”

Summary Consolidated Financial Information

(Dollars in thousands)

      The summary historical consolidated income statement data for each of the three years in the period ended December 31, 2003 and the summary consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, appearing elsewhere in this prospectus. The summary historical consolidated income statement data for the three months ended March 31, 2003 and 2004 and the summary historical consolidated balance sheet data as of March 31, 2004 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We are a wholly owned subsidiary of ERICO Holding Company, which is a wholly owned subsidiary of ERICO Global Company, our ultimate parent. ERICO Global Company and ERICO Holding Company are holding companies that do not have separate operations or other investments. As a result, all operating activity and all account balances of ERICO Global Company and ERICO Holding Company have been “pushed down” and are included in our stand-alone financial information.

      The summary historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Data” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

							Three Months Ended
	Year Ended December 31,						March 31,

	2001		2002		2003		2003	2004

							(unaudited)	(unaudited)
Income statement data:
Net sales	$291,180		$295,882		$309,871		$69,393	$83,450
Cost of sales	186,265		183,650		199,324		44,360	53,611
Gross profit	104,915		112,232		110,547		25,033	29,839
Operating expenses	89,186		91,409		81,386		19,735	21,350
Operating income	15,729		20,823		29,161		5,298	8,489
Interest expense, net	4,460		4,180		12,739		3,008	3,490
Other (income) expense, net	1,821		(2,092)		(4,033)		(2,364)	1,649
Net income	6,017		10,754		13,198		3,004	2,022

Other financial data:
Net cash provided by (used in) operating activities	14,517		28,705		17,594		(7,863)	(5,056)
Net cash used in investing activities	(16,444)		(10,460)		(8,581)		(1,256)	(171)
Net cash provided by (used in) financing activities	1,498		(16,594)		(9,828)		9,385	4,629
EBITDA (1)	26,668		33,847		45,277		10,679	9,876
Depreciation and amortization	12,760		10,932		12,083		3,017	3,036
Capital expenditures	9,733		5,960		5,252		1,256	171
Ratio of earnings to fixed charges (2)	2.3	x	3.9	x	2.4	x	2.3x	1.8x

Balance sheet data:
Cash and cash equivalents	1,592		3,374		2,421		3,633	1,819
Working capital	46,997		38,458		45,152		49,166	55,753
Total assets	197,638		302,662		323,767		306,895	328,060
Total debt	55,337		151,097		140,920		160,537	175,302
Stockholder’s net investment	75,056		60,571		72,430		62,443	49,209

(1)	EBITDA is defined as net income plus income taxes, interest expense, net, and depreciation and amortization. EBITDA is presented in this manner because we believe it is a widely accepted financial indicator of a company’s ability to service and incur indebtedness. In addition, EBITDA is used in our financial debt covenants. Also, our management used EBITDA, among other financial measures, for planning and forecasting purposes. However, EBITDA should not be considered as an alternative to net cash provided by operating activities as a measure of liquidity in accordance with generally accepted accounting principles. Since EBITDA is not calculated identically by all companies, the presentation in this prospectus may not be comparable to those disclosed by other companies.

Set forth below is a reconciliation of EBITDA to our net cash provided by operating activities:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)	(unaudited)
Net cash provided by (used in) operating activities	$14,517	$28,705	$17,594	(7,863)	(5,056)
Interest expense, net	4,460	4,180	12,739	3,008	3,490
Income taxes	3,431	7,981	7,257	1,650	1,328
Foreign exchange	(2,241)	2,245	3,943	2,376	(424)
Deferred taxes	628	(1,235)	(2,230)	733	205
Amortization of financing fees and discount on senior subordinated notes included in interest expense, net	—	—	(697)	(183)	(1,411)
Net changes in operating assets and liabilities
Accounts receivable	(741)	(1,939)	(710)	(80)	557
Inventory and other assets	(1,302)	5,632	(3,993)	4,633	1,020
Accounts payable and other accrued expenses	6,923	(11,064)	11,808	5,847	9,690
Advances and other	993	(658)	(434)	558	477

EBITDA	$26,668	$33,847	$45,277	$10,679	$9,876

(2)	For purposes of computing ratio of earnings to fixed charges, earnings represents the sum of income before taxes and fixed charges. Fixed charges represents the sum of interest expense, the interest portion of rental expense and the amortization of debt issuance costs. For both 1999 and 2000, the ratio of earnings to fixed charges was 2.4.

RISK FACTORS

      You should carefully consider each of the risks and uncertainties we describe below and all of the other information in this prospectus before deciding to invest in the notes. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties of which we are currently unaware or that we currently believe to be immaterial may also adversely affect our business.

Risks Relating to the Notes

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

      We have a substantial amount of debt, which requires significant interest and principal payments. As of March 31, 2004, we and our subsidiaries had $175.3 million total debt outstanding and $23.4 million of senior debt outstanding, excluding approximately $49.0 million of unused revolving commitments under our new amended senior credit facility. Subject to the limits contained in the indenture governing the notes, our new amended senior credit facility and our other debt instruments, we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences to the holders of the notes, including the following:

•	making it more difficult for us to satisfy our obligations with respect to the notes and our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other less leveraged competitors;

•	making it more difficult for us to comply with the financial covenants required by our new amended senior credit facility; and

•	increasing our cost of borrowing.

We may be unable to service our debt, including the notes.

      Our ability to make scheduled payments on or to refinance our obligations with respect to our debt, including the notes, will depend on our financial and operating performance, which will be affected by general economic, financial, competitive, business and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our new amended senior credit facility in an amount sufficient to enable us to service our debt, including the notes, or to fund our other liquidity needs. If we are unable to meet our debt obligations or fund our other liquidity needs, we may need to restructure or refinance all or a portion of our debt, including the notes, or sell certain of our assets on or before maturity. We cannot assure you that we will be able to restructure or refinance any of our debt, including the notes, on commercially reasonable terms, if at all, which could cause us to default on our debt obligations and impair our liquidity. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

Our operations may be restricted by the terms of our debt, which could adversely affect us and increase your credit risk.

      The indenture relating to the notes will include a number of significant restrictive covenants. Our other debt instruments, including our new amended senior credit facility, also include restrictive covenants. These covenants could adversely affect us, and adversely affect investors, by limiting our ability to plan for or react to market conditions or to meet our capital needs. These covenants will, among other things, restrict our ability to:

•	incur more debt;

•	create liens;

•	pay dividends and make distributions or repurchase stock;

•	make investments;

•	merge or consolidate or transfer or sell assets;

•	issue preferred stock of subsidiaries; and

•	engage in transactions with affiliates.

      In addition, our new amended senior credit facility requires us to maintain certain financial ratios and meet other financial tests. Our failure to comply with these covenants or tests would cause a default which, if not cured or waived, could result in lenders not being required to advance any more funds to us, as well as our being required to repay the borrowings under our new amended senior credit facility before their respective due dates. If we are unable to make this repayment or otherwise refinance these borrowings, the lenders under our new amended senior credit facility could foreclose on our assets. If we refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely impacted by increased costs and rates.

Your right to receive payments on the notes is junior in right of payment to our bank and other unsubordinated indebtedness and possibly all of our future borrowings and junior to some obligations of our subsidiaries, including their guarantee of our existing and future bank or other indebtedness.

      Payments on the notes are subordinated to all of our existing and future senior indebtedness, including amounts under our new amended senior credit facility, other than trade payables and future indebtedness that expressly provides that it is equal to or subordinated in right of payment to the notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our operating entities, the holders of our senior debt will be entitled to be pad in full before any payment may be made with respect to the notes.

      In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes will participate on a pari passu (or equal) basis with trade creditors and all other holders of our senior subordinated indebtedness. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceedings be paid instead to holders of senior debt until they are paid in full, holders of the notes may receive less, on a ratable basis, than holders of trade payables and other senior subordinated debt in any such proceeding. In addition, any acceleration of the indebtedness under our new amended senior credit facility will, and acceleration of our other indebtedness may, constitute an event of default under the indenture. If an event of default exists under our new amended senior credit facility or certain other senior indebtedness, the indenture may restrict payments on the notes until holders of such other indebtedness are paid in full or such default is cured or waived or has otherwise ceased to exist. In any of these cases, we may not have sufficient funds to pay all of our creditors and holders of the notes may receive less, on a ratable basis, than the holders of trade payables and other senior subordinated debt.

We may not have sufficient funds or be permitted by our other senior debt to purchase notes upon a change of control.

      Upon a change of control, we are required to make an offer to purchase all notes. However, we cannot assure you that we will have or will be able to borrow sufficient funds at the time of any change of control to make any required repurchases of notes, or that restrictions in our new amended senior credit facility or other senior debt we may incur in the future would permit us to make the required repurchases.

For the foreseeable future, we expect covenants in our amended senior credit facility will not permit us to make the required repurchases. A change of control could, therefore, result in a default under our new amended senior credit facility and cause the acceleration of the debt thereunder. Our inability to repay such debt, if accelerated, or to make a change of control offer and to purchase all of the tendered notes, would constitute an event of default under the indenture.

You may find it difficult to sell your notes because no public trading market for the notes currently exists.

      There is currently no existing market for the notes, and we cannot assure you that an active trading market will develop for the notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all. Also, it is possible that the market for the notes will also be volatile. This volatility in price may affect your ability to resell your notes or the timing of their sale. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our results of operations and the market for similar securities.

If you do not exchange your notes, you may have difficulty in transferring them at a later time.

      We will issue exchange notes in exchange for the outstanding notes after the exchange agent receives your outstanding notes, the letter of transmittal and all related documents. You should allow adequate time for delivery if you choose to tender your notes for exchange. Outstanding notes that are not exchanged will remain subject to restrictions on transfer and will not have rights to registration.

      If you do not participate in the exchange offer, you must comply with the registration and prospectus delivery requirements of the Securities Act for any resale transaction. Each broker-dealer who holds notes for its own account due to market-making or other trading activities and who receives exchange notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. If any outstanding notes are not tendered in the exchange or are tendered but not accepted, the trading market for such notes could be negatively affected due to the limited amount of notes expected to remain outstanding following the completion of the exchange offer.

Your outstanding notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your outstanding notes will continue to be subject to existing transfer restrictions, and you may not be able to sell your outstanding notes.

      We will not accept your outstanding notes for exchange if you do not follow the exchange offer procedures. You will receive exchange notes in exchange for your outstanding notes only if, before the expiration date, you deliver all of the following to the exchange agent:

•	certificates for the outstanding notes or a book-entry confirmation of a book-entry transfer of the outstanding notes into the exchange agent’s account at The Depository Trust Company, or DTC;

•	the letter of transmittal, properly completed and duly executed by you, together with any required signature guarantees; and

•	any other documents required by the letter of transmittal.

      You should allow sufficient time to ensure that the exchange agent receives all required documents before the exchange offer expires. Neither we nor the exchange agent has any duty to inform you of defects or irregularities with respect to the tender of your outstanding notes for exchange.

Not all of our subsidiaries will guarantee the notes, and the assets of our non-guarantor subsidiaries may not be available to make payments on the notes.

      Our foreign subsidiaries are not guarantors on the notes. Payments on the notes are required to be made only by us and the guarantor. In the event that any of the non-guarantor subsidiaries becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its debt and its trade creditors generally will be entitled to payment on their claims from the assets of such non-guarantor subsidiary before any of those assets are made available to us. As a result, our obligations with respect to the notes will be effectively subordinated to all liabilities of these subsidiaries and no payments are required to be made from assets of these subsidiaries unless such assets are transferred (by dividend or otherwise) to us or the guarantor. The non-guarantor subsidiaries generated 35.1%, 34.4% and 39.6%, respectively, of our consolidated revenues for each year in the three-year period ended December 31, 2003, and held 37.8%, 24.9% and 21.6%, respectively, of our assets as of December 31, 2001, 2002 and 2003.

Federal and state statutes allow courts, under specific circumstances, to void the guarantee and require the holders of the notes to return payments received from the guarantor.

      Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the guarantee could be voided, or claims in respect of the guarantee could be subordinated to all of the guarantor’s other debts if, among other things,

•	the guarantor, at the time the debt evidenced by the guarantee was incurred, received less than reasonably equivalent value or fair consideration for the incurrence of such debt, or

•	the guarantee (as the case may be) was incurred with the intent to hinder or delay any of such guarantor’s present or future creditors, and the guarantor:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

      In addition, any payment by the guarantor pursuant to its guarantee could be voided and required to be returned to us or the guarantor, or to a fund for the benefit of creditors of the guarantor.

      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a person would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

      We cannot assure you what insolvency standard a court would apply in making an insolvency or fraudulent transfer determination.

Risks Relating to our Business

We depend on individuals and relationships, the loss of which would materially harm us.

      Our success and our ability to implement our business strategy depends upon the continued contributions of management, engineering, sales and marketing, finance and manufacturing personnel. Despite their business experience, our businesses will present new challenges for them and we cannot assure you of their success. Our future success will also depend on, among other factors, our ability to attract and retain other qualified personnel. The loss of the services of our key employees or the failure to attract or retain employees could have a material adverse effect on us. We currently do not maintain “key man” life insurance for any of our senior management or other personnel.

We may be adversely affected by a general deterioration in economic conditions.

      Our business, financial condition and results of operations may be adversely affected by various economic factors, including economic conditions in the markets in which we operate. Unfavorable economic conditions may make it more difficult for us to maintain past levels of growth, revenue and income in some or all of our product lines.

      Demand for facility electrical protection and other products follows general economic conditions and is generally sensitive to activity in the construction market, industrial production levels, electronic component production and spending by utilities for replacements, expansions and efficiency improvements. We have experienced a softening in demand in some of the end markets that we serve, and weak conditions across many geographic regions. This economic slowdown may continue, and its effects on our facility electrical protection products in particular, and on our results in general, may become more pronounced.

Our profits will decline if the price of raw materials rises and we cannot increase the price of our products.

      We use various raw materials, such as steel and copper. Several sources supply our raw materials. We cannot assure you that we will be able to maintain adequate supplies or that sufficient quantities will be available in the future. We may be subject to adverse price fluctuations when purchasing raw materials and we may be unable to increase our prices to offset unexpected increases in raw material costs without suffering losses in unit volume, revenue and operating income.

Our operations make us subject to environmental laws.

      We are subject to foreign, federal, state and local environmental protection laws and regulations governing our operations, including those relating to emissions to air, discharges to water, handling, storage and disposal of waste, and remediation of contaminated sites. A risk of environmental liability is inherent in our current and former manufacturing activities in the event, for example, of a release or discharge of a hazardous substance that we have generated. Under some environmental laws, we could be subject to strict, and in some circumstances joint and several, liability for the remediation of any hazardous substance contamination at our facilities and at third party waste disposal sites and could also be held liable for any consequences arising out of human exposure to these substances or other environmental damage. We cannot assure you that the costs of complying with environmental, health and safety laws in our current operations or the liabilities arising from past releases of, or exposure to, hazardous substances, will not result in future expenditures that could have a material adverse effect on our operating and financial results.

International operations are subject to various risks that may lead to decreases in our financial results.

      Sales by our international operations represented 39.6% of our consolidated net sales for the year ended December 31, 2003. Our business strategy includes continued expansion of international activities. However, foreign operations are subject to various risks, including:

•	restrictive trade policies;

•	inconsistent product regulation or policy changes by foreign agencies or governments;

•	duties, taxes or government royalties;

•	foreign exchange rate risks;

•	difficulty in collecting international accounts receivable;

•	potentially longer payment cycles;

•	increased costs in maintaining international manufacturing and marketing efforts;

•	non-tariff barriers and higher duty rates;

•	interruptions in international shipping;

•	difficulties in enforcement of contractual obligations and intellectual property rights;

•	stringent labor regulations;

•	exchange controls; and

•	national and regional labor strikes.

The markets in which we compete are highly competitive and our failure to effectively compete could erode our market share.

      Our failure to effectively compete in the niche product markets we serve could erode our market share and negatively impact our ability to service the notes. In addition, we compete against many companies, including divisions of larger companies that may have substantially greater financial resources. Competitive factors in the markets for our products include breadth of product offering, quality and reliability, cost, timely delivery, customer service and design and engineering capability. We cannot assure you that we will be able to maintain our current market positions in our niche product markets.

Our products are typically specialty engineered or customer driven and, as such, we are subject to risks associated with design innovation by our competitors, which could place us at a competitive disadvantage.

      We believe that our customers rigorously evaluate their suppliers on the basis of product quality, price competitiveness, technical expertise and development capability, new product innovation, reliability and timeliness of delivery, product design capability, manufacturing expertise, operational flexibility, customer service and overall management. Our success will depend on our ability to continue to meet our customers’ changing specifications with respect to these criteria. We must remain committed to product research and development and service to our customers to remain competitive. We cannot assure you that one of our competitors will not design a lower cost substitute to any of our products that will place us at a competitive disadvantage. Furthermore, we cannot assure you that we can adequately protect any of our own product designs to produce a sustainable competitive advantage.

We may be unable to identify attractive acquisition candidates, successfully integrate our acquired operations or realize the intended benefits of our acquisitions.

      One of our growth strategies is to pursue selective strategic acquisition opportunities. We intend to continually evaluate potential acquisitions, some of which could be material, and engage in discussions with acquisition candidates. We cannot assure you that suitable acquisition candidates will be identified and acquired in the future or that we will be able to accomplish our strategic objectives as a result of any acquisition. Nor can we assure you that our acquisition strategies will be successfully received by customers or achieve their intended benefits. We will encounter various risks in acquiring other companies, including the possible inability to integrate an acquired business into our operations, diversion of management’s attention and unanticipated problems or liabilities, some or all of which could materially and adversely affect us.

We may incur material losses and costs as a result of product liability claims that may be brought against us.

      We face an inherent business risk of exposure to product liability claims in the event that the use of our current and formerly manufactured or sold products results, or is alleged to result, in bodily injury or property damage. We cannot assure you that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend such claims. We cannot assure you that our product liability insurance coverage will be adequate for any liabilities that may ultimately be incurred or that it will continue to be available on terms acceptable to us. A successful claim brought against us in excess of our available insurance coverage may have a materially adverse effect on our business.

Our principal stockholders could exercise their influence over us to your detriment.

      As a result of their stock ownership of our ultimate parent, ERICO Global Company, Citigroup Venture Capital Equity Partners, L.P. and its affiliates exercise significant influence over our management. Citigroup Venture Capital Equity Partners, L.P., together with some of its affiliates, employees and other persons affiliated or otherwise associated with Citigroup Venture Capital Equity Partners, L.P., own approximately 64.0% of the voting power of ERICO Global Company. The interests of Citigroup Venture Capital Equity Partners, L.P. and its affiliates as equity owners of ERICO Global Company may differ from your interests, and, as such, they may take actions that may not be in your interest. In addition, pursuant to a stockholders agreement, some stockholders have agreed to vote their stock so that three members of the board of directors of ERICO Global Company are selected by Citigroup Venture Capital Equity Partners, L.P. together with its affiliates. Currently, there are five members of the board of directors of ERICO Global Company.

FORWARD-LOOKING STATEMENTS

      You should carefully review the information contained in this prospectus. We make statements in this prospectus that are not historical facts. These “forward-looking statements” can be identified by the use of terminology such as “believe,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “continue,” “positioned,” “strategy” and similar expressions. You should be aware that those statements are only our predictions. The forward-looking statements included in this prospectus are not guarantees of future performances, and should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from those contemplated by these forward-looking statements. In the light of these risks and uncertainties, we cannot assure you that the results and events contemplated by the forward-looking information contained in this prospectus will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

      Such risks, uncertainties and contingencies are described in detail in “Risk Factors” and include, without limitation, the following:

•	economic and other conditions in the markets in which we operate;

•	raw material prices for steel and copper;

•	acts of war or terrorism;

•	risks associated with foreign operations, including fluctuations in exchange rates of foreign currencies;

•	competitive pressure on pricing;

•	operational issues at our facilities;

•	availability of financing to fund operations at anticipated rates and terms;

•	prolonged work stoppages;

•	governmental or regulatory policies;

•	rapid increases in health care costs;

•	our acquisition activities;

•	our substantial debt and leverage and our ability to service our debt;

•	the restrictive covenants contained in our senior secured credit facility;

•	potential pension plan funding requirements;

•	our ability to realize revenue growth;

•	our ability to implement initiatives designed to increase operating efficiencies and improve results; and

•	the loss of major customers.

USE OF PROCEEDS

      We will not receive any cash proceeds for the issuance of the exchange notes. Because we are exchanging the exchange notes for the outstanding notes, which have identical terms in all material respects, the issuance of the exchange notes will not result in any increase in our indebtedness.

CAPITALIZATION

      The following table sets forth our consolidated cash and cash equivalents and capitalization at March 31, 2004 on a historical basis in accordance with generally accepted accounting principles. You should read this table in conjunction with the information in this prospectus under the captions “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our historical consolidated financial statements and related notes included elsewhere in this prospectus.

As of
March 31, 2004

(unaudited)
(dollars in thousands)
Cash and cash equivalents	$1,819
Long Term Debt:
Amended senior credit facility— revolver (1)	23,395
11% senior subordinated notes (2)	10,332
8 7/8% senior subordinated notes	140,900
Other long term debt	675

Total debt	175,302
Stockholder’s net investment	49,209

Total capitalization	224,511

(1)	We used the net proceeds from the offering of the outstanding notes, together with initial borrowings under our amended senior credit facility, to repay the amounts outstanding under our old senior credit facility, including a term loan and revolver, and other indebtedness.

(2)	Represents our 11% senior subordinated notes held by CVC Capital Funding, LLC. Amount includes a discount of approximately $0.3 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(Dollars in thousands)

      The selected historical consolidated income statement data for each of the three years in the period ended December 31, 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, appearing elsewhere in this prospectus. The selected historical consolidated financial data for each of the years ended December 31, 1999 and 2000 were derived from the consolidated financial statements of ERICO Holding Company, which have been audited by Ernst & Young LLP and which are not included in this prospectus. The selected historical consolidated income statement data for the three months ended March 31, 2003 and 2004 and the selected consolidated balance sheet data as of March 31, 2004 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We are a wholly owned subsidiary of ERICO Holding Company, which is a wholly owned subsidiary of ERICO Global Company, our ultimate parent. ERICO Global Company and ERICO Holding Company are holding companies that do not have separate operations or other investments. As a result, all operating activity and all account balances of ERICO Global Company and ERICO Holding Company have been “pushed down” and are included in our stand-alone financial information.

      The selected historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Summary Consolidated Financial Information” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

						Three Months
	Year Ended December 31,					Ended March 31,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)	(unaudited)
Income statement data:
Net sales	$284,895	$290,310	$291,180	$295,882	$309,871	$69,393	$83,450
Cost of sales	170,549	184,638	186,265	183,650	199,324	44,360	53,611

Gross profit	114,346	105,672	104,915	112,232	110,547	25,033	29,839
Operating expenses	98,043	90,587	89,186	91,409	81,386	19,735	21,350

Operating income	16,303	15,085	15,729	20,823	29,161	5,298	8,489
Interest expense, net	5,165	3,968	4,460	4,180	12,739	3,008	3,490
Other (income) expense, net	(1,162)	997	1,821	(2,092)	(4,033)	(2,364)	1,649

Income before income taxes	12,300	10,120	9,448	18,735	20,455	4,654	3,350
Income taxes	1,313	(2,883)	3,431	7,981	7,257	1,650	1,328

Net income	$10,987	$13,003	$6,017	$10,754	$13,198	$3,004	$2,022

Other financial data:
Net cash provided by (used in) operating activities	28,141	13,398	14,517	28,705	17,594	(7,863)	(5,056)
Net cash used in investing activities	(9,492)	(17,289)	(16,444)	(10,460)	(8,581)	(1,256)	(171)
Net cash provided by (used in) financing activities	(19,103)	2,049	1,498	(16,594)	(9,828)	9,385	4,629
EBITDA (1)	32,433	27,616	26,668	33,847	45,277	10,679	9,876
Depreciation and amortization	14,968	13,528	12,760	10,932	12,083	3,017	3,036
Capital expenditures	5,867	16,171	9,733	5,960	5,252	1,256	171
Balance sheet data:
Cash and cash equivalents	1,976	973	1,592	3,374	2,421	3,633	1,819
Working capital	25,867	32,592	46,997	38,458	45,152	49,166	55,753
Total assets	190,792	196,468	197,638	302,662	323,767	306,895	328,060
Total debt	48,140	49,086	55,337	151,097	140,920	160,537	175,302
Stockholder’s net investment	57,504	63,843	75,056	60,571	72,430	62,443	49,209

(1)	EBITDA is defined as net income plus taxes, interest expense, net, depreciation and amortization. EBITDA is presented in this manner because we believe it is a widely accepted financial indicator of a company’s ability to service and incur indebtedness. In addition, EBITDA is used in our financial debt covenants. Also, our management used EBITDA, among other financial measures, for planning and forecasting purposes. However, EBITDA should not be considered as an alternative to net cash provided by operating activities as a measure of liquidity in accordance with generally accepted accounting principles. Since EBITDA is not calculated identically by all companies, the presentation in this prospectus may not be comparable to those disclosed by other companies.

Set forth below is a reconciliation of EBITDA to our net cash provided by operating activities:

						Three Months
	Year Ended December 31,					Ended March 31,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)	(unaudited)
Net cash provided by operating activities	$28,141	$13,398	$14,517	$28,705	$17,594	$(7,863)	$(5,056)
Interest expense, net	5,165	3,968	4,460	4,180	12,739	3,008	3,490
Income taxes	1,313	(2,883)	3,431	7,981	7,257	1,650	1,328
Foreign exchange	1,048	(2,615)	(2,241)	2,245	3,943	2,376	(424)
Deferred taxes	(87)	3,285	628	(1,235)	(2,230)	733	205
Amortization of financing fees and discount on senior subordinated notes included in interest expense, net	(532)	(585)	—	—	(697)	(183)	(1,411)
Net changes in operating assets and liabilities
Accounts receivable	2,583	5,665	(741)	(1,939)	(710)	(80)	557
Inventory and other assets	(6,156)	6,529	(1,302)	5,632	(3,993)	4,633	1,020
Accounts payable and other accrued expenses	(157)	(3,136)	6,923	(11,064)	11,808	5,847	9,690
Advances and other	1,115	3,990	993	(658)	(434)	558	477

EBITDA	$32,433	$27,616	$26,668	$33,847	$45,277	$10,679	$9,876

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our audited and unaudited consolidated financial statements, “Selected Historical Consolidated Financial Data” and the accompanying notes, which are included elsewhere in this prospectus. The following discussion and analysis also contains forward-looking statements, which reflect the expectations, beliefs, plans and objectives of management about future financial performance and assumptions underlying our judgments concerning matters discussed below. These statements, accordingly, involve estimates, assumptions, judgments and uncertainties. In particular, this discussion pertains to management’s comments on financial resources, capital spending and the outlook for our business. In addition to other contingency matters and related cautionary statements discussed elsewhere in this prospectus, you should also read and review the section entitled “Risk Factors” for some important factors that could cause actual results or outcomes to differ materially from those addressed in forward-looking statements.

Overview

      We are a leading designer, manufacturer and marketer of precision-engineered specialty metal products serving global niche product markets in a diverse range of electrical, industrial and commercial construction, utility and rail applications.

      In 2001 we implemented a “One Company” strategy in order to bring uniformity to our worldwide operations and as a result increase our operational efficiency. As part of this plan we have reduced the number of employees by 12.8% from a twelve-month average of 1,546 in 2001 to a twelve-month average of 1,348 in 2003. We recognized a charge to operations of $1.9 million in 2001 and $3.7 million in 2002 to cover severance and outplacement costs related to employee termination and certain other exit costs. These efforts along with productivity improvements enabled us to improve our operating margin from 5.4% in 2001 to 9.4% in 2003.

      The Company is a wholly owned subsidiary of ERICO Holding Company. On December 2, 2002, a newly formed wholly owned subsidiary of ERICO Global Company merged with ERICO Holding Company, with ERICO Holding Company as the surviving company. As a result, ERICO Holding Company became a wholly owned subsidiary of ERICO Global Company. In connection with the merger, affiliates of Citigroup Venture Capital Equity Partners, L.P. and other investors acquired approximately two-thirds of the stock of ERICO Global Company.

Market Outlook

      We expect a slow recovery in the electrical, industrial and commercial construction, utility and rail markets in 2004. We expect modest growth in sales in 2004 as a result of this recovery and new product introductions and market penetration.

      We have recently experienced a significant increase in the prices we pay for steel and copper. We intend to pass on the majority of the increase in the costs to our customers. However, we may not be successful in recovering all of the increases in steel and copper costs.

Results of Operations

      The following table sets forth statements of operations data expressed as a percentage of net sales:

				Three Months
	Year Ended December 31			Ended March 31,

	2001	2002	2003	2003	2004

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	64.0%	62.1%	64.3%	63.9%	64.2%
Gross profit	36.0%	37.9%	35.7%	36.1%	35.8%
Operating expenses	30.6%	30.9%	26.3%	28.5%	25.6%
Operating income	5.4%	7.0%	9.4%	7.6%	10.2%
Interest expense, net	1.5%	1.4%	4.1%	4.3%	4.2%
Other (income) expense, net	0.6%	(0.7%)	(1.3%)	(3.4%)	2.0%
Income before income taxes	3.3%	6.3%	6.6%	6.7%	4.0%
Provision for income taxes	1.2%	2.7%	2.3%	2.4%	1.6%
Net income	2.1%	3.6%	4.3%	4.3%	2.4%

      We experienced the following dollar (in millions) and percentage changes in net sales in the periods presented compared to the equivalent prior-year period:

					Three Months
	Year Ended December 31,				Ended March 31,

	2002		2003		2004

	$	%	$	%	$	%

Changes in net sales — as reported	$4.7	1.6%	$14.0	4.7%	$14.1	20.3%
Net effect of acquisitions and divestitures	(3.9)	(1.3%)	(5.8)	(2.0%)	(1.1)	(1.6%)
Effect of currency	(3.9)	(1.3%)	(16.0)	(5.4%)	(4.2)	(6.0%)

Changes in net sales — excluding the effects of acquisitions, divestitures and currency	$(3.1)	(1.0%)	$(7.8)	(2.7%)	$8.8	12.7%

      The above presentation reconciles the dollar and percentage changes in net sales reported in accordance with generally accepted accounting principles to dollar and percentage changes in the net sales adjusted to remove the effects of acquisitions and divestitures made within the periods presented as well as the effects of currency exchange rates. The effects of acquisitions, divestitures and currency exchange rates are removed to allow investors and management to meaningfully evaluate the dollar and percentage changes in net sales on a comparable basis from period to period.

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

      Net sales. Net sales for the three months ended March 31, 2004 totaled $83.5 million, an increase of $14.1 million, or 20.3% from the $69.4 million reported for the three months ended March 31, 2003. The sales increase included the effects of acquisitions during 2003, for which the net impact was an increase in sales of $1.1 million, or 1.6% in the first quarter. Sales were also affected by favorable currency exchange of $4.2 million, or 6.0%. Excluding the effect of acquisitions and currency, net sales for the three months ended March 31, 2004 increased by $8.8 million, or 12.7%, from the three months ended March 31, 2003. This increase was primarily due to sales volume increases caused by the general strengthening in economic conditions.

      Gross profit. Gross profit for the three months ended March 31, 2004 increased by $4.8 million, or 19.2%, to $29.8 million from the $25.0 million reported for the three months ended March 31, 2003. Gross profit as a percentage of net sales decreased to 35.8% in the three months ended March 31, 2004 from 36.1% in the three months ended March 31, 2003. Gross profit increased primarily due to sales volume increases, sales from acquisitions subsequent to March 31, 2003, and the favorable effect on net sales of currency exchange rates. Gross profit as a percentage of net sales was negatively impacted by an increase of $1.5 million in steel and copper costs.

      Operating expenses. Operating expenses include engineering and development expenses, selling and marketing expenses, and general and administrative expenses. Operating expenses increased by $1.7 million, or 8.6%, to $21.4 million in the three months ended March 31, 2004 from $19.7 million in the three months ended March 31, 2003. As a percentage of net sales, operating expenses decreased to 25.6% in the three months ended March 31, 2004 from 28.5% in the three months ended March 31, 2003. The decrease in operating expenses as a percent of sales in the three months ended March 31, 2004 was primarily due to higher sales volumes along with a management focus to control expenses.

      Operating income. Operating income was $8.5 million in the three months ended March 31, 2004, an increase of $3.2 million or 60.4% from the $5.3 million in the three months ended March 31, 2003. Higher sales volumes, sales from acquisitions subsequent to March 31, 2003, and the favorable effect on sales of currency exchange rates were partially offset by higher steel and copper costs and increased operating expenses in support of the higher sales volumes in the three months ended March 31, 2004.

      Interest expense, net. Interest expense for the three months ended March 31, 2004 was $3.5 million compared with $3.0 million in the three months ended March 31, 2003. The increase in interest expense was primarily caused by higher average debt balances in the three months ended March 31, 2004 compared to the three months ended March 31, 2003 as a result of the debt refinancing in February 2004.

      Other (income) expense, net. Other expense was $1.6 million for the three months ended March 31, 2004 and consisted primarily of the accelerated amortization of deferred financing costs resulting from the February 2004 refinancing of our credit facility. Other income was $2.4 million for the three months ended March 31, 2003. The largest component of this gain was $1.1 million associated with debt held by our Australian subsidiary, denominated in U.S. dollars.

      Provision for income taxes. The provision for income taxes decreased $0.4 million to $1.3 million for the three months ended March 31, 2004 from $1.7 million for the three months ended March 31, 2003. The effective tax rate was 39.6% for the three months ended March 31, 2004 compared to 35.5% for three months ended March 31, 2003. During 2003, including the three months ended March 31, 2003, the Company recognized foreign currency transaction gains of which the related deferred tax benefit was fully reserved, lowering the effective tax rate.

      Net income. Net income was $2.0 million in the three months ended March 31, 2004, a decrease of $1.0 million or 33.3% from the $3.0 million in the three months ended March 31, 2003. The decrease in net income was due primarily to the $2.4 million gain in foreign currency exchange in 2003 compared to the $0.4 million loss in 2004. The decrease was also due to the acceleration of deferred financing costs of $1.2 million and the increase of $0.5 million in interest expense as a result of the February 2004 debt refinancing. Further, increased sales from the higher volumes were partially offset by higher steel and copper costs.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      Net sales. Net sales for the year ended December 31, 2003 totaled $309.9 million, an increase of $14.0 million, or 4.7% from the $295.9 million reported for the prior year. The sales increase included the effects of acquisitions during 2002 and 2003, for which the net impact was an increase in sales of $5.8 million, or 2.0% in 2003. Sales were also affected by favorable currency exchange of $16.0 million or 5.4%. Excluding the effect of acquisitions and currency, net sales for 2003 decreased by $7.8 million, or 2.7% from 2002. The 2003 sales volume was impacted by the general weakness in economic conditions. In particular, during 2003 sales declined within our facility electrical protection product line.

      Gross profit. Gross profit for the year ended December 31, 2003 decreased by $1.7 million, or 1.5%, to $110.5 million from the $112.2 million reported for the prior year. Gross profit as a percentage of net sales decreased to 35.7% in 2003 from 37.9% in 2002. Increased amortization, depreciation and cost of goods sold associated with increased asset values as a result of the merger transaction resulted in a reduction of $2.5 million in 2003 gross profit. Gross profit in 2003 was also negatively impacted by an increase of $1.2 million in steel costs due primarily to the U.S. steel tariffs, which were recently repealed. The sales volume change in 2003 resulted in a net reduction of $1.0 million on gross profit.

      Operating expenses. Operating expenses include engineering and development expenses, selling and marketing expenses, and general and administrative expenses. Operating expenses decreased by

$10.0 million, or 10.9%, to $81.4 million in 2003 from $91.4 million in 2002. Operating expenses in 2002 included $3.7 million of restructuring charges. As a percentage of net sales, operating expenses decreased to 26.3% in 2003 from 30.9% in 2002. Excluding the restructuring charge in 2002, operating expenses decreased $3.5 million or 2.8% from 2002. The decrease in operating expenses in 2003 was primarily due to a reduction in average headcount of 73 in 2003 as compared to 2002, as well as a $1.1 million decline in professional fees incurred in connection with the 2002 merger transaction.

      Operating income. Operating income increased $8.4 million, or 40.4% to $29.2 million for the year ended December 31, 2003 from $20.8 million for the year ended December 31, 2002. As a percent of net sales, operating income for 2003 was 9.4% compared to 7.0% in 2002. The increase in operating income reflects primarily the reduction in operating expenses described above.

      Interest expense, net. Interest expense for the year ended December 31, 2003 was $12.7 million compared with $4.2 million in 2002. The increase in interest expense was primarily caused by higher average debt balances and a higher effective interest rate during 2003 that were both a direct result of the additional debt incurred to finance the leveraged buyout that was completed on December 2, 2002.

      Other (income) expense, net. Other income was $4.0 million in 2003 and consisted primarily of foreign currency exchange gains caused by the strengthening of some currencies compared to the U.S. dollar. The largest component of this gain was $2.3 million associated with a U.S. dollar denominated debt of an ERICO Australian subsidiary. This debt was paid off completely in May of 2003. Other income increased by $1.9 million over 2002 due to higher foreign currency exchange gains.

      Provision for income taxes. Provision for income taxes decreased $0.7 million to $7.3 million for the year ended December 31, 2003 from $8.0 million for the year ended December 31, 2002. The effective tax rate for 2003 was 35.5% compared to 42.6% for 2002. The higher effective tax rate in 2002 was due primarily to certain foreign losses with minimal corresponding tax benefit.

      Net income. Net income was $13.2 million in 2003, an increase of $2.4 million or 22.2% from the $10.8 million in the prior year. The increase was primarily due to lower operating expenses, higher foreign currency gains and a lower tax rate partially offset by higher interest costs due to increased debt levels.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Net sales. Net sales for the year ended December 31, 2002 were $295.9 million, an increase of $4.7 million or 1.6% from the $291.2 million reported for 2001. The sales increase included the effects of acquisitions in 2001 and 2002, and divestitures in 2001, with the net combined effect on 2002 sales of an increase of $3.9 million. In addition, currency gains due to the weaker dollar increased sales by $3.9 million. Excluding the effect of acquisitions, divestitures and currency, net sales for 2002 decreased by $3.1 million or 1.0% over 2001. This decline is primarily attributed to general weakness in economic conditions during 2002 as compared to 2001 especially in the telecommunications sector.

      Gross profit. Gross profit for the year ended December 31, 2002 increased by $7.3 million, or 7.0%, to $112.2 million from the $104.9 million reported for 2001. As a percentage of net sales, gross profit was 37.9% in 2002 compared with 36.0% in 2001. Increases in volumes, improvements in manufacturing efficiencies and inventory gains were partially offset by the divestiture of the water-cooled cables and stud-welding product lines along with a negative mix change.

      Operating expenses. Operating expenses increased by $2.2 million, or 2.5%, to $91.4 million in 2002 from $89.2 million in 2001. As a percentage of net sales, operating expenses were 30.9% in 2002 compared with 30.6% in 2001. Approximately $1.9 million of the expense increase in 2002 was related to increased restructuring charges. The expense increase in 2002 was also due to an increase in professional fees in connection with the 2002 merger transaction.

      Operating income. Operating income increased $5.1 million, or 32.5% to $20.8 million for the year ended December 31, 2002 from $15.7 million for the year ended December 31, 2001. As a percent of net sales, operating income for 2002 was 7.0% compared to 5.4% in 2001. The increase in 2002 from 2001 was primarily due to an increase in gross profit, offset by increasing operating expenses.

      Interest expense, net. Interest expense for the year ended December 31, 2002 was $4.2 million compared with $4.5 million in 2001. The decrease in interest expense was primarily due to lower average debt balances and lower interest rates during 2002.

      Other (income) expense, net. Other income was $2.1 million in 2002, primarily representing foreign currency exchange gains of $2.2 million. Other expense of $1.8 million in 2001 was primarily the result of a foreign currency exchange loss of $2.2 million. Both foreign currency results were primarily a result of U.S. dollar denominated debt on the books of an Australian subsidiary.

      Provision for income taxes. Provision for income taxes increased $4.6 million to $8.0 million for the year ended December 31, 2002 from $3.4 million at December 31, 2001. The effective tax rate for 2002 was 42.6% compared to 36.3% for 2001. The increase in the effective tax rate was as a result of certain 2002 foreign losses with no corresponding tax benefit.

      Net income. Net income was $10.8 million in 2002, an increase of $4.8 million from $6.0 million in 2001. The increase was the result of the increase in operating income of $5.2 million and a positive change in foreign currency of $4.4 million, partially offset by the increase in income tax expense of $4.6 million.

Liquidity and Capital Resources

      Short-term liquidity requirements consist of activities related to day-to-day operations, required debt service, capital expenditure funding and meeting working capital requirements. Long-term liquidity requirements include principal payments relating to long-term debt and acquisition funding. Sources for our short-term liquidity needs are primarily cash generated from operations and borrowings under the revolving portion of our senior credit facility. As of March 31, 2004, the revolving portion of our current senior credit facility had commitments in the amount of $75.0 million. Borrowings against the revolving portion were $20.9 million as of March 31, 2004.

      On February 20, 2004, we refinanced substantially all of our outstanding long-term indebtedness. We issued $140.9 million aggregate principal amount of 8 7/8% senior subordinated notes, of which $19.4 million were exchanged for our 11% senior subordinated notes. As a result, an aggregate principal amount of $10.6 million of these 11% senior subordinated notes remain outstanding. In connection with the refinancing, we also amended our existing credit facility. The amended credit facility has $75.0 million of committed capital and term of five years. Borrowings under our amended credit facility will accrue interest at LIBOR plus 2.00%.

      We used the proceeds of $140.9 million in part to repay our $39.0 million senior term loan and $42.4 million revolver outstanding at February 20, 2004 under our existing credit facility. We also used a portion of the proceeds to repay $35.0 million of the 11% senior subordinated notes of ERICO Holding Company, our direct parent. In addition, we transferred $25.0 million to ERICO Global Company, our ultimate parent, which was paid as a dividend to the holders of ERICO Global Company’s Class L Common Stock. These repayments and the dividend payment were financed with the net cash proceeds from the sale of the 8 7/8% senior subordinated notes, together with borrowings under our amended credit facility.

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

      Cash used in operating activities for the three months ended March 31, 2004 was $5.1 million. This represented a decrease of $2.8 million from cash used in operations of $7.9 million in the three months ended March 31, 2003. The decrease was primarily attributable to positive cash flows associated with reduced inventory levels.

      Cash used in investing activities decreased $1.1 million to $0.2 million for the three months ended March 31, 2004. The decrease was due to decreased capital expenditures in the three months ended March 31, 2004 compared to the three months ended March 31, 2003. We expect capital expenditures in 2004 to be greater than in 2003.

      Cash provided by financing activities were $4.6 million for the three months ended March 31, 2004, a decrease of $4.8 million from the three months ended March 31, 2003 associated with the debt refinancing in February 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      Cash provided by operating activities for the year ended December 31, 2003 was $17.6 million. This represented a decrease of $11.1 million from cash provided from operations of $28.7 million in 2002. The decrease was primarily attributable to a change of $22.9 million in accounts payable and other accrued expenses, partially offset by positive cash flows associated with reduced inventory levels.

      Cash used in investing activities decreased $1.9 million to $8.6 million for the year ended December 31, 2003. Net capital expenditures for the year ended December 31, 2003 decreased $0.7 million to $5.3 million from 2002 levels of $6.0 million.

      Cash used in financing activities were $9.8 million for the year ended December 31, 2003, a decrease of $6.8 million from 2002 due to the merger transaction that occurred in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Cash provided by operating activities for the year ended December 31, 2002 was $28.7 million. This represented an increase of $14.2 million from cash provided by operations of $14.5 million in 2001. The increase was mostly attributable to an increase in cash provided by working capital. Cash provided by working capital was $7.3 million for the period ended December 31, 2002 compared to the $4.9 million used in 2001.

      Cash used in investing activities decreased $5.9 million to $10.5 million for the year ended December 31, 2002 compared to $16.4 million in 2001. Net capital expenditures for the year ended December 31, 2002 were down $3.7 million to $6.0 million from 2001 levels of $9.7 million.

      Cash used in financing activities was $16.6 million for the year ended December 31, 2002 which is up $18.1 million over 2001. This increase was due primarily to increased payments on the revolving line of credit, partially offset by lower principal payments on long-term debt.

      We believe that cash generated from operations, together with amounts available under our new amended senior credit facility, will be adequate to meet our debt service requirements, capital expenditures, cash disbursements in connection with the termination of our pension plan and working capital needs for at least the next 12 months, although no assurance can be given. Our future operating performance and ability to extend or refinance our indebtedness will be dependent on future economic conditions and financial, business and other factors that are beyond our control. We believe we are now significantly better positioned to capitalize on our history of manufacturing expertise and benefit from the anticipated economic recovery.

      We have significant future cash commitments, primarily maturities of long-term debt and scheduled lease payments. The commitments related to long-term debt and lease payments are fully described in Notes 7 and 13 of the accompanying financial statements.

      The following table summarizes our contractual obligations and commercial commitments at December 31, 2003:

	Cash Payments Due by Period

		Less than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(dollars in millions)
Long-term debt	$140.9	$—	$—	$—	$140.9
Operating leases	9.2	3.8	4.2	1.1	0.1
Pension obligation(1)	6.3	6.3	—	—	—
Dividend payment(2)	25.0	25.0	—	—	—

Total contractual obligations	$181.4	$35.1	$4.2	$1.1	$141.0

(1)	During 2003, the pension plan was terminated and the plan assets will be distributed to participants in 2004.

(2)	In connection with the refinancing of our long-term debt, we paid a dividend in 2004 to the holders of ERICO Global Company Class L Common Stock.

Critical Accounting Policies and Estimates

      It is important to understand our significant accounting policies in order to understand our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. These accounting principles require us to make estimates and assumptions that affect amounts reported in our consolidated financial statements and the accompanying notes. We base our estimates on historical experience, available information, and various other assumptions that we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates to ensure that they appropriately reflect changes in our business or new information as it becomes available. Actual results are likely to differ from our estimates, but we do not believe such differences will materially affect our financial position or results of operations for the periods presented in this offering memorandum.

Trade Accounts Receivables

      Receivables are presented net of allowances for doubtful accounts of $1.8 million at March 31, 2004 and $1.8 million and $2.0 million at December 31, 2003 and 2002, respectively. The valuation of our allowance for doubtful accounts is based on our analysis of specific individual customer balances that are past due and, from that analysis, we estimate the amount of the receivable balance that we do not expect to collect. That estimate is based on various factors, including our experience in collecting past due amounts from the customer, the customer’s current financial condition, the current economic environment and the economic outlook for the future. Historically, bad debt losses have not been significant or have not differed materially from our estimates.

Goodwill and Other Intangible Assets

      As of March 31, 2004, we had $105.2 million of goodwill and $33.5 million of indefinite lived intangible assets resulting from the leveraged buyout of the Company by the current owners of ERICO Global Company. Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), requires impairment assessments of goodwill and indefinite-lived intangible assets to be performed at least annually (we have selected October 1) or more often if certain circumstances or events occur.

      We use a combination of two valuation methodologies, an EBITDA multiple approach for goodwill and a relief royalty approach for other intangibles, to estimate fair value. Absent fair value from a potential buyer or similar specific transactions, we believe the use of the two methodologies provides reasonable estimates of the fair value of goodwill and other intangible assets. The fair value computed by these two methodologies is derived using a number of factors such as projected future operating results and business plans, economic projections, anticipated future cash flows, marketplace data of comparable companies or near comparable companies from within a consistent industry grouping, and cost of capital. There are inherent uncertainties related to these factors and to management’s judgment when applied to the analysis of goodwill and other intangible asset impairment. Accordingly, we believe the combination of these methodologies provides a reasonable approach by which to estimate the fair value of goodwill and other intangible assets.

      We determined that goodwill and other intangible assets were not impaired as of the annual assessment performed as of October 1, 2003. However, the occurrence of a potential indicator of impairment, such as a significant adverse change in legal factors or business climate, an adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or a more-likely-than-not expectation that a significant portion of our business will be sold or disposed of, would result in our having to perform an impairment analysis in addition to our annual assessment. These types of events and the resulting analysis could result in additional charges for goodwill write-offs or other asset impairments in the future. We have not identified any future indicators of impairment of our business.

Pension and Post-Retirement Benefits Other Than Pensions

      We sponsored a pension plan for certain U.S. employees and sponsor a post-retirement health care benefit plan for U.S. employees hired prior to January 1993. During 2003, the pension plan was terminated and plan assets will be distributed to participants in 2004. At March 31, 2004 and December 31, 2003, we have recorded a termination liability of $6.3 million. The termination liability was determined by estimating the settlement liability at the date of distribution of plan assets. The anticipated settlement liability has been determined by estimating lump-sum payouts and purchase of guaranteed annuity obligations using a 30-year Treasury constant monthly maturity rate of 4.37%.

      The measurement of liabilities of the post-retirement health care benefit plan is based on management’s assumptions related to future events, including interest rates and health care cost trend rates. The discount rate used to determine the present value of future benefits is based on yields of investment grade AA quality or better fixed-income securities. The discount rate used to value post-retirement obligations was 6.35% for 2003 compared to 6.5% for 2002. The rate of increase in medical costs over the next five years was increased to reflect both actual experience and projected expectations. The health care cost trend rate assumption is 12% for 2003, and is assumed to decrease gradually to 4% for 2013 and remain at that level thereafter. A one percent increase or decrease in the health care trend rate would have increased or decreased the total service and interest cost by approximately $0.1 million. A one percent increase in the health care trend rate would have increased the post-retirement benefit obligation by approximately $1.0 million and a one percent decrease would have decreased the post-retirement benefit obligation by approximately $0.8 million.

Restructuring

      We have recorded accruals in connection with restructuring our business as well as integrating acquired businesses. These accruals principally include estimates related to employee separation costs, the closure and consolidation of facilities, contractual obligations and the valuation of certain assets. Actual amounts could differ from the original estimates. Restructuring related accruals are reviewed on a periodic basis and changes to the initial plans are appropriately recognized when identified.

Accrued Expenses

      We estimate certain material expenses in an effort to record those expenses in the period incurred. The most material estimates relate to insurance-related expenses, including employee related matters and reserves associated with asserted and unasserted litigation, claims and assessments. Workers’ compensation and general liability insurance accruals are recorded based on insurance claims processed as well as historical claims experience for claims incurred, but not yet reported. These estimates are based on historical loss development factors. Employee medical insurance accruals are recorded based on medical claims processed as well as historical medical claims experience for claims incurred but not yet reported. Differences in estimates and assumptions could result in an accrual requirement materially different from the calculated accrual.

Other Matters

      We do not have any off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as “special purpose entities.” Transactions with related parties are in the ordinary course of business, are conducted on an arm’s-length basis, and are not material to our results of operation, financial condition, or cash flows.

Derivative Financial Instruments and Market Risk

      We are exposed to various changes in financial market conditions, including fluctuations in interest rates, foreign currency exchange rates, and commodity prices. We manage our exposure to such risks through various operating and financing activities.

      We are exposed to interest rate risk associated with borrowings under our bank credit facility. Borrowings under this facility bear interest at variable rates, based upon published indices. In order to partially mitigate this exposure, we have historically entered into interest rate swaps to fix a portion of our interest payable. At December 31, 2003, we had a swap with a notional amount of $15.0 million that matured on February 2, 2004.

      We are also exposed to various foreign currency risks, i.e., there is a risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. Our foreign currency exchange rate risks primarily relate to the Euro, the Australian dollar, and the Brazilian real. We monitor these risks, and attempt to establish offsetting positions, to the extent practicable, between our various subsidiaries. Under our senior credit facility with a group of banks, we also have the option of denominating a portion of our borrowings in multiple foreign currencies. There are no amounts outstanding under the multi-currency borrowing options. We had net assets denominated in foreign currencies of approximately $44.5 million associated with our foreign subsidiaries at March 31, 2004.

      We utilize various raw material commodities in our manufacturing process, including steel and copper. These materials are obtained from various supply sources, and there have historically been adequate levels of material available. We are exposed to adverse price fluctuations when purchasing these materials, and may not necessarily be able to offset such increases through increased selling prices for our products. We do not hedge our commodity price risks via the derivatives markets.

Recently Issued Accounting Standards

      Effective January 1, 2003, we adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. In accordance with Statement 146, costs associated with an exit or disposal activity, such as the sale or termination of a line of business, the closure of business activities in a particular location, or a change in management structure, will be recorded as a liability at fair value when it becomes probable the cost will be incurred and no future economic benefit will be gained by the Company for such cost. Applicable costs include employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees. The adoption of this standard did not have a material impact on our results of operations or financial position.

      Effective January 1, 2003, we adopted FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others. FIN 45 requires that certain guarantees be recorded at fair value and also that a guarantor make certain disclosures, even when the likelihood of making any payments under the guarantee is remote. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The adoption of this standard did not have an impact on our results of operations or financial position.

BUSINESS

Our Company

      ERICO was founded in 1903 in Cleveland, Ohio, as the Electric Railway Improvement Company. Today, we are a leading designer, manufacturer and marketer of precision-engineered specialty metal products serving global niche product markets in a diverse range of electrical, industrial and commercial construction, utility and rail applications. Our product lines share a number of common characteristics, including a leading market position in their niche product markets, innovative solutions, long product lifecycles, quality products offering superior technical performance, strong brand names and low capital expenditure requirements. In the majority of cases, we developed the proprietary products that created the market niches in which we compete. We benefit from marketing, manufacturing and engineering economies of scale versus competitors in most of our product lines. Our product lines must meet stringent technical specifications, including in some cases industry or governmental specifications and codes. We sell our products through well-established distribution networks to a highly diversified customer base, which includes many companies that have been ERICO customers for decades. Approximately two-thirds of our sales are generated within North America, with the remaining one-third generated in Europe, Asia and Latin America. We believe we are the leading global manufacturer of the primary products in five of our six product lines. For most of these primary products, we believe we have been the leading global manufacturer for decades. For the year ended December 31, 2003, we had net sales of $309.9 million, cash flow from operations of $17.6 million and EBITDA of $45.3 million. For a reconciliation of EBITDA to net cash provided by operating activities, which we believe to be the closest GAAP measure to EBITDA, and for an explanation of why we present EBITDA, see note 1 to our summary consolidated financial information on page 12.

      In 2002, our current management, together with Citigroup Venture Capital Equity Partners, L.P. and its affiliates, led a buy-out of the Company from the former management group. As a result of the buy-out, current management owns over one-third of the equity of ERICO Global Company, our ultimate parent, with Citigroup Venture Capital Equity Partners, L.P. and its affiliates owning the remainder. Before this transaction, we strategically repositioned the business to focus on six product lines. This repositioning served to expand and improve our operating capacity in our major manufacturing facilities as well as focus our business from a marketing perspective. Additionally, we rationalized our distribution base and professionalized the management team. As a result of these actions, we believe we are well positioned for future growth in our targeted markets.

Our Products

      We have six product lines used in electrical, industrial and commercial construction, utility and rail applications. Each of these product lines benefits from our long-standing reputation of providing premium, precision-engineered products marketed under trusted brand names. Our products are sold through a well-established global sales and distribution network. Our product lines are:

      Electrical Fixing & Fastening. Our electrical fixing and fastening products consist of a broad line of specialty clips, clamps, hangers and straps. Electricians and datacom system installers use our products to hang, support or affix, wire, cable or conduit to drywall, studs or metal substructures, primarily in industrial and commercial construction and telecommunications systems. Our products provide significant labor savings and technical superiority compared to the traditional methods of installation. We sell our electrical fixing and fastening products under the CADDY brand name, which benefits from global customer recognition and has a strong reputation for quality in the marketplace. We market directly to tens of thousands of electricians and datacom installers worldwide who often request our products by brand name. We invented the concept of spring steel fasteners for hanging electrical wire in the 1950s, and we currently offer a very broad range of products representing over 700 different stock products. We believe we are the leading producer of spring steel fixing and fastening systems for electrical and datacom markets.

      Facility Electrical Protection. Our products consist of grounding, bonding, surge and lightning protection products and systems used to protect facilities from electrical hazards. Electricians, utilities, telecommunications companies and construction contractors use our products to ground and dissipate electrical energy and protect against lightning and other electrical surges in buildings and other facilities.

Our electrical protection products are marketed under our CADWELD, ERITECH and CRITEC brand names through electrical distributors and direct to utilities and telecommunications companies. Our products are broadly recognized as the quality standard for electrical hazard protection and the CADWELD brand name is synonymous with exothermic bonding (low-resistance molecular connections). We invented copper exothermic welding connections and developed the most advanced manufacturing process for exothermics and copper bonded ground rods. We believe we are the leading global producer of copper bonded steel ground rods and exothermic grounding connections.

      Mechanical Fixing & Fastening. Our mechanical fixing and fastening products consist of specialty metal hangers, clamps, clips, fasteners and support products. Plumbers, heating, ventilation and air conditioning, or HVAC, and sprinkler installers use our products to hang, support and position pipes, ducts and fire-protection and seismic systems. We market directly to tens of thousands of plumbers and HVAC installers worldwide under the CADDY brand name. We established this product line in 1997 to take advantage of expansion of our hanger innovation and manufacturing expertise. We believe we are a leading global producer of fixing and fastening systems for mechanical applications.

      Concrete Reinforcement Products. Our concrete reinforcement products consist of a complete line of rebar-splicing systems, which are utilized to connect the steel reinforcement rods that provide the essential structural support and integrity for concrete construction. Our rebar couplers offer improved architectural and structural solutions over traditional lapping methods, which translates into engineering and architectural benefits to end-users. We sell these products primarily under our LENTON brand name to steel fabricators and large construction contractors. We invented mechanical rebar coupling technology and believe we are the leading global manufacturer of rebar coupling products.

      Panelboard Products. Our panelboard products consist of current-carrying connectors, supports and other non-active electrical panel components designed to reduce the size of, and facilitate the easy assembly of, electrical panels. We market these products through the ERIFLEX brand name to electricians and original equipment manufacturer panel builders, primarily in Europe. Our products offer unlimited twisting and bending possibilities providing space optimization and cost reduction advantages for our customers. ERICO invented flexible insulated laminated copper busbar in the early 1980s. We believe we are the leading manufacturer of flexible insulated laminated copper busbars.

      Rail & Industrial. Our rail and industrial products include a wide variety of connecting and bonding products based on our exothermic connection technology. Our exothermic bonds produce a permanent low-resistance molecular connection that is suitable for use in the field or in volatile environments. In addition to our industrial connection products sold under our CADWELD brand, our rail product line, which includes rail grounding and surge protection products, is marketed directly to the railroad industry and sold under the ERICO brand name. We are the leading global manufacturer of rail bonding products.

Our Competitive Strengths

      Niche Product Market Focus. Each of our six product lines focuses on serving specific niche product markets. These markets are global in nature and of a size that permits us to maintain a sustainable competitive advantage. These product markets are characterized by specific technical requirements established for specialty-engineered products. By solely focusing on these niche product markets, we provide the customer with the most innovative, highest quality and broadest product offerings as well as maintain strong relationships with distribution channels, end-users and code and specification bodies. For decades, we have been a market leader in most of our primary products and have been in all major geographic markets. Our concentrated market focus provides us with a competitive advantage both over larger competitors, for whom these product lines are relatively small and non-core, and over smaller local competitors who lack our financial resources, reputation and technical expertise.

      Leading Market Positions. We enjoy leading or significant global market positions in all of our product lines. These strong market positions are a result of our established brand names and extensive history of offering high-quality, innovative products backed by strong technical support and long-standing relationships with market participants. We maintain these relationships through ongoing communications with specifiers, distributors and end-users, and believe our open dialog with these market participants gives us an advantage in developing and introducing new products. For many of our products, we invented the product category and believe our brands are synonymous with their product categories. In addition, our strong market positions for our primary products provides us the critical mass to achieve economies of scale in production, distribution, technical support and marketing, which are not available to competitors with smaller market shares.

      History of Product Innovation. In each of our product lines, we have an established history as a leader in innovation. ERICO was founded 100 years ago by university professors seeking to technologically improve the bonding for electric railways. We possess a successful track record of introducing value-added, new- and next-generation products offering various enhanced attributes ranging from more-efficient, less-costly installation to improved functionality for a completely new application. Our history of significant innovations includes:

•	exothermic bonding in the 1930s;

•	spring steel electrical wire hangers in the 1950s;

•	tapered rebar couplers in the 1970s;

•	flexible insulated laminated copper conductors in the 1980s;

•	rail and facility surge protection and active lightning protection systems in the 1990s;

•	technology for copper bonded ground rod manufacturing in the 1990s;

•	technology for improved coating of electrical and mechanical fasteners in the 2000s; and

•	electrically initiated exothermic products in the 2000s.

The nature of the industries we serve has allowed our innovative products to have long product lifecycles, a characteristic we expect to continue in the future. Further, we believe that our ability to successfully develop new products has contributed substantially to our historical growth and market share expansion. As a result of our history of successful product innovation, more than two-thirds of our revenues in 2003 were derived from products or processes invented by ERICO.

      Reputation for Technical Quality. We believe we have a strong reputation for quality in each of our product lines. For products that have to perform very technical functions and meet rigorous specifications, our reputation for quality and technical expertise provides us a competitive advantage with end-users and specifiers worldwide who request our products by brand name. In addition, various governmental and trade organizations specify ERICO products or processes in technical specifications for individual projects as well as broader project categories.

      Diversified Business Mix. Our business is well diversified across industries, customers and geographic markets. We market our various products directly to tens of thousands of electrical and mechanical installers, to most major global architecture and construction companies, as well as to most major railroads, transits, utilities and telecommunication companies located in more than 25 countries. This diversified business mix has allowed us to maintain consistent financial performance. As a result, we are not overly dependent on any one customer or any industry. For the year ended December 31, 2003, we estimate no single end-user exceeded 1% of our revenues and no single distributor exceeded 5% of our revenues.

      Strong, Proven Management Team. We have a strong and deep management team with a proven track record. Our management team has already successfully implemented a repositioning strategy and achieved improved financial results in the relatively weak business environment of 2001 through 2003. In addition, our management team is highly motivated. Twenty-five members of our senior management team own equity that collectively exceeds one-third of our total equity.

Our Business Strategy

      We seek to enhance our sales, earnings and cash flows by building on our competitive strengths and continuing to pursue the following actions:

      Capitalize on New Product Innovation. We will leverage our position in targeted niche product markets by continuing to be a leader in the development and innovation of precision-engineered specialty metal products. We maintain in-house engineering and design capabilities exclusively focused on our niche product lines and on the continuous development of high-value innovative products and solutions for our customers. Our commitment to innovative products is most recently evidenced by a redesigned new generation of exothermic products called CADWELD PLUS introduced in 2003 and a new technique for pipe hanging called SPEED LINK launched in 2003.

      Continue to Expand Product Lines and Geographic Coverage. Today we offer a broad product range and geographic coverage in each of our niche product markets. We will continue to leverage our brand-name recognition and established distribution network by adding additional product offerings and geographic coverage. We believe there exist significant opportunities for growth in North America, but even greater growth opportunities exist in other areas of the world. Approximately two-thirds of our sales are generated from North America, and one-third are generated from Europe, Asia and Latin America.

      Capitalize on our Strong Relationships with End-Users. Our success continues to be driven by our focus on and direct marketing to our end-user customers. Our strong end-user relationships are maintained by on-going communications with the installers of our products. We mail information directly to tens of thousands of electricians, plumbers and contractors using our CADDY electrical fasteners, CADDY mechanical fasteners and our CADWELD and ERITECH grounding products. In these mailings, we provide application ideas and also share in-field experience gathered from feedback sent by this group to our sales team. We provide product training to the end-users in ERICO training sessions, both in-house and with our distribution partners. Our end-user loyalty and demand for ERICO-branded products pulls products through our distribution network. In addition, many product enhancements and new product ideas are generated by our direct contact with these end-users.

      Increase Operational Efficiency. We have a strategy of continuing to improve operational efficiency through optimizing our manufacturing and distribution facilities and increasing the effectiveness of our sales and administrative efforts. Over the last few years, we have already made significant improvements in operational efficiency and expect increasing benefits from the continued improvement of our operating effectiveness. We currently have manufacturing, distribution and administrative capacity to increase sales growth without corresponding increases in our cost structure or capital spending.

      Make Selective Acquisitions. Since 1996 we have acquired and successfully integrated a number of relatively small acquisitions. These acquisitions have either increased our market share or complemented our product offerings in our selected niche product markets. Going forward we will continue to make complementary acquisitions. Our criteria for acquisitions are well defined: (i) niche product markets; (ii) high-value precision-engineered products; (iii) global applicability; (iv) accretive to earnings; and (v) products that reinforce or establish our leading market positions.

Customers

      We serve a diverse range of customers in the electrical, industrial and commercial construction, utility and rail industries. In addition to the breadth of our customer base, we have established long-term relationships with many of our customers and can trace some relationships back more than 80 years. Our electrical fixing and fastening products and facility electrical protection products are primarily distributed through electrical and datacom distributors, as well as directly to certain utilities and telecommunications companies. All major electrical distributors worldwide carry our CADDY, CADWELD and ERITECH brand product lines. All of the ten largest U.S. electrical utilities use the CADWELD and ERITECH product lines. Our concrete reinforcement and rail and industrial products are sold directly to steel fabricators, construction contractors and rail companies. The five largest steel fabricators in the U.S. and in Europe purchase the LENTON product line. All major North American rail companies and four of the five largest international railroads purchase our rail products. In Europe, our panelboard products are sold exclusively through distributors, while in the U.S. most panelboard products are sold directly to OEMs. The six largest worldwide OEMs that produce electrical panels purchase our ERIFLEX product line. Our mechanical fixing and fastening products are sold through mechanical distributors, with the exception of those products sold into the fire protection market, which are primarily sold directly to installers.

      For the year ended December 31, 2003, we estimate no single end user exceeded 1% of our revenues and no single distributor exceeded 5% of our revenues. Net sales to customers located outside of the United States accounted for 39.6% of our net sales for the twelve months ended December 31, 2003.

Marketing and Sales

      As of March 31, 2004, we had approximately 350 professionals employed in sales, customer service, marketing and marketing management activities. Our marketing and sales activities are focused on end-user customers and the various distribution channels serving these customers. We employ dedicated regional sales personnel who provide customer service, product information and marketing support. In addition, we also conduct direct sales activity with customers at utilities, telecommunication companies, fire sprinkler and HVAC installers, steel fabricators and steel construction contractors, OEMs and rail companies. In Europe, we employ our own sales staff to represent our products to the distribution channels, as the independent sales representative role does not exist in this region.

      For those products sold through distribution channels, we focus our marketing efforts towards educating the end-users who make the decision to purchase our products. In some cases, the decision-maker is the end user, such as an electrician that purchases and uses a CADDY fastener from a distributor. In other cases, the decision-maker is a building owner, or engineer or architect that has been hired by a building owner to design a project on behalf of the owner. In this case, we market to that engineer or architect because he or she will determine the specifications for the project, and may specify our products by name. By marketing to these decision-makers, we encourage them to request our products from our distributors, manufacturer representatives or agents.

      Our marketing programs targeted at these decision-makers, include the following:

•	Training programs through our CADDY School and FEP, or Facility Electrical Protection, University, which are conducted quarterly in North America and up to twice a year in other areas of the world. As these training programs have become established, we have been able to replicate them at the local level so that our manufacturer representatives, agents and distributors conduct their own mini-CADDY schools at their own sites for end users such as electrical contractors.

•	Tag-along program where we insert a sample of a new or related CADDY product in the boxes of other CADDY products that are delivered to end users, along with an instruction sheet for the sample and a survey card soliciting comments.

•	Direct mailings to over 100,000 electricians, engineers and other industry professionals, including the semi-annual CADDY Corner newsletter.

•	Strong relationships with licensing bodies and unions, including BICSI— A Telecommunications Association, the National Joint Apprenticeship and Training Committee for the Electrical Industry, the Brotherhood of Railway Signalmen and the International Brotherhood of Electrical Workers. In connection with these relationships, we sponsor some of the organizations’ training classes and training and licensing programs, and in many cases the curriculum includes using our branded products or our training processes.

      We believe our marketing programs have fostered a strong sense of loyalty for our products from our underlying end-user and decision-maker customer base, which prompts those customers to choose ERICO products from our manufacturer representatives, agents and distributors.

Manufacturing

      Our manufacturing strategy includes process-focused factories that provide economies of scale for our worldwide product offerings. Our operating philosophy emphasizes delivery of a high-quality product, on time and at the lowest achievable cost. We also strive to run efficient operations through automation and advanced manufacturing technologies. We have designed and developed proprietary manufacturing processes that provide us with a significant competitive advantage based on operational cost savings from decreased labor costs and increased efficiency. For example, we have the world’s only continuous copper bonded ground rod production facility and the only automated exothermic material production process. We continually review our manufacturing processes to identify areas for improvement. We update and maintain the various production and quality standards certifications as required by particular markets, including ISO certifications for all of our major manufacturing facilities and Underwriters Laboratory inspections and certifications for our products and manufacturing processes where applicable. We believe that our manufacturing facilities have sufficient capacity for our present needs.

      The following table sets forth the locations and principal products of our significant manufacturing facilities:

Location	Principal Products	Principal Processes

Andrezieux, France	Insulated laminated flexible copper busbar, system power components, fasteners, supports and insulators	Flat strip lamination and inline insulation (low-voltage PVC extrusion)
Tilburg, Netherlands	Electrical and mechanical fasteners and concrete couplers	Steel stamping, forging, coating and threading
Solon, Ohio (two facilities)	Electrical and mechanical fasteners, concrete couplers, earth electrodes, grounding products, lightning protection, large busbar exothermic connections, rail mechanical connections, rail electrical bonds and exothermic rail connections	Steel stamping and threading, exothermic material processing equipment, light metal fabrications and coating
Aberdeen, North Carolina	Strut and copper bonded ground rods	Continuous steel rod copper electroplating and finishing, and metal forming

Research and Development

      We believe our success is attributable in part to our commitment to innovation and product development, which has provided us with a significant competitive advantage. Our product development strategy is fueled by our ability to design, develop and test our own products, which is evidenced by over 100 issued patents that we hold worldwide. We employ over 50 persons dedicated exclusively to engineering and development of our products and manufacturing processes who hold various advanced degrees in chemical, mechanical and electrical engineering.

      We maintain a research and development facility in Solon, Ohio that is recognized by Underwriters Laboratory where we perform our extensive design, prototyping and testing of our products. Engineering, product design and fatigue testing are performed using computer-aided design and finite element analysis. Our engineering team also develops application software for our products that are made available to our customers on our website or by CD-ROM. For example, we have developed software that calculates resistance to earth with the use of ERICO’s Ground Enhancement Material, or GEM, which estimates the quantity of GEM required and is valid for horizontal and vertical earth electrodes. Our strategy includes extensive product testing programs in an effort to assure high-quality, reliable, safe product performance while effectively reducing manufacturing costs.

      In 2001, 2002 and 2003, we recorded expenditures of approximately $5.5 million, $5.2 million and $5.1 million, respectively, for research and development. Although most of our products are developed internally, we have in the past and may in the future acquire or invest in companies or businesses that offer products or services complementary to our offerings.

Competition

      The market for specialty metal products is highly fragmented and is characterized by numerous smaller suppliers or single product lines of larger businesses. For the strongest and largest of our competitors, our niche product lines are relatively small and non-core. Few of our competitors maintain significant market shares in more than one specific product area. Competitive factors in the markets for our products include breadth of product offering, quality and reliability, cost, timely delivery, customer service and design and engineering capability. We believe we are well positioned relative to our competitors because of our broad range of products, the strength of our brands and distribution channels, excellence in customer service and product training, superior quality and price-value and strong commitment to innovation and product development.

Raw Materials

      Steel and copper are the primary raw materials we use in our products. We purchase these materials from numerous sources, but have no material long-term contracts. The cost of steel and copper is subject to fluctuation. We have some product lines that adjust product prices to reflect these fluctuations, primarily ground rods and flexible busbar products. These adjustments will lag the current market price for these materials.

      We employ just-in-time manufacturing and sourcing systems to meet customer requirements for faster deliveries and to minimize the need to carry significant inventory levels. Although we are dependent upon a limited number of suppliers for some raw materials, we have not experienced significant problems in procurement or delivery of any essential materials or parts.

Facilities

      The following table sets forth the location of our owned and leased manufacturing and other facilities as of March 31, 2004:

		Approximate
Location	Interest	Square Footage	Use

Significant Manufacturing Facilities
Aberdeen, North Carolina	Owned	161,500	Office/ Manufacturing/ Warehouse
Andrezieux, France	Owned	78,428	Office/ Manufacturing
Solon, Ohio	Leased	164,940	Office/ Manufacturing
Solon, Ohio	Owned	240,000	Office/ Manufacturing/ Warehouse
Tilburg, Netherlands	Owned	140,071	Office/ Manufacturing/ Warehouse
Other Facilities
Bangkok, Thailand	Leased	452	Office
Brisbane, Australia	Leased	22,604	Office/ Manufacturing/ Warehouse
Budapest, Hungary	Leased	308	Office
Jakarta, Indonesia	Leased	237	Office
Melbourne, Australia	Leased	484	Office
Mexico City, Mexico	Leased	3,800	Office
Milan, Italy	Leased	151	Office
Naucalpan, Mexico	Leased	13,455	Warehouse
Oisterwijk, Netherlands	Leased	11,840	Office
Reading, United Kingdom	Leased	10,154	Office/ Warehouse
Reno, Nevada	Leased	72,000	Office/ Manufacturing/ Warehouse
Schwanenmuehle, Germany	Owned	6,590	Office
Shanghai, People’s Republic of China	Leased	960	Office
Sao Paulo, Brazil	Leased	14,294	Office/ Warehouse/ Manufacturing

		Approximate
Location	Interest	Square Footage	Use

Santiago, Chile	Leased	334	Office
Singapore	Leased	8,568	Office/ Warehouse
Solon, Ohio	Leased	10,091	Corporate Office
Sydney, Australia	Leased	23,788	Warehouse
Tilburg, Netherlands	Leased	25,833	Office/ Warehouse
Tsuen Wan, Hong Kong	Leased	15,680	Office/ Warehouse
Wroclaw, Poland	Leased	13,244	Office/ Warehouse

Employees

      At March 31, 2004, we employed 1,294 persons, including 674 in North America. Of the persons we employed in North America, 378 were manufacturing personnel while the remainder were clerical, distribution, sales and management personnel. Our U.S. operations are not unionized. We employed 469 persons in Europe at March 31, 2004, 156 of whom were manufacturing personnel. Our employees in Europe are commonly members of trade unions, as is customary. Employee relations throughout our worldwide operations have generally been good.

Patents and Trademarks

      We hold a number of U.S. and foreign patents, patent applications, licenses and trademarks. We will continue to dedicate technical resources toward the further development of our products and processes to maintain our competitive position in the construction, industrial and commercial markets that we serve. We continue to invest in the design, development and testing of proprietary technologies that we believe will set our products apart from those of our competitors. We consider our patents, patent applications, licenses, trademarks and tradenames to be valuable, but do not believe that there is any reasonable likelihood of a loss of such rights that would have a materials adverse effect on us.

International Operations

      We have significant international operation conducted through foreign subsidiaries. Our foreign subsidiaries generated 35.1%, 34.4% and 39.6%, respectively, of our consolidated revenues for each year in the three-year period ended December 31, 2003, and held 37.8%, 24.9% and 21.6%, respectively, of our assets as of December 31, 2001, 2002 and 2003. In the future, we may significantly expand our international operations through geographic expansion and acquisitions.

Recent Acquisitions

      Since 1996, we have completed and successfully integrated a number of relatively small acquisitions. These were primarily smaller “tuck-under” acquisitions that expanded our product offerings or geographic coverage, or in some cases provided economies of scale in production or distribution. We have achieved synergies following our acquisitions by closing redundant facilities and consolidating labor and production. Our recent acquisitions have included facility electrical protection, mechanical fixing and fastening and rail and industrial businesses. We believe there will be further opportunities to expand our business through acquisitions.

Seasonality

      Our business is not dramatically affected by the seasons.

Backlog

      Most of our business involves supplying products to our customers pursuant to a specific purchase order. Because our products are generally needed immediately or within a two-week period, we do not have material backlog.

Legal Proceedings

      We are a party to a number of legal proceedings in the ordinary course of our business. We do not believe that such pending or threatened legal proceedings to which we are a party, or to which any of our property is subject, will have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Environmental Matters

      As with most industrial companies, our facilities and operations are required to comply with and are subject to a wide variety of environmental laws and regulations. Some of these environmental laws impose strict, and in certain circumstances joint and several liability on current and former owners or operators of sites where hazardous substances have been released. We have received a notice from the current owner of a site that was previously owned and used by one of our former subsidiaries. The notice concerns a potential claim for costs related to soil and groundwater remediation at the site. We do not believe this matter will have a material adverse effect on our results of operations or financial condition; however, there can be no assurance that costs, if any, incurred by us will not exceed our reserves or be significant. Compliance with environmental laws also may require the acquisition of permits or other authorizations for some activities and compliance with various standards or procedural requirements. Compliance with environmental requirements has not had, and we do not expect it to have, any material adverse effects on us. However, there can be no assurance that changes in environmental laws and regulations or changes in the enforcement of these laws and regulations, or any failure to comply in the future with newly discovered conditions, will not result in material costs.

MANAGEMENT

Directors and Executive Officers

      Set forth below are the names, ages and positions of the persons who serve as our directors and executive officers.

Name	Age	Title

William H. Roj	55	Chairman, President and Chief Executive Officer
Peter B. Korte	40	Director, General Counsel and Secretary
Daniel S. Mominee	40	Executive Vice President
Stephan R. Rohacz	46	Executive Vice President
Jeffrey R. Steinhilber	47	Director and Chief Financial Officer

      Set forth below are the names and ages of the persons who serve as directors of ERICO Global Company, our ultimate parent.

Name	Age

Charles E. Corpening	39
Michael A. Delaney	49
Antonius M. Kies	63
Richard J. Puricelli	66
William H. Roj	55

Business Experience

      William H. Roj has served as our President and Chief Executive Officer since December 1995, a Director since 1984 and also as our Chairman since December 2002. Prior to serving as our President, Mr. Roj was a corporate partner of the law firm of Jones Day from 1982 to 1995, as well as a corporate associate from 1975 to 1981. Mr. Roj has also served as a Director and the Chairman of ERICO Global Company, our ultimate parent, since December 2002. In addition, he currently serves as a Director of the Austin Powder Company and Davis Mining and Manufacturing, Inc. Mr. Roj earned his B.A. in Economics from Western Maryland College, his M.A. in Developmental Economics from Duke University and his J.D. from the University of Virginia.

      Peter B. Korte has served as our General Counsel since January 2000 and as Secretary and a Director since December 2002. Prior to joining us, Mr. Korte served as a senior associate in the corporate practice group of Benesch, Friedlander, Coplan & Arnoff LLP from 1995 to 2000. He also served as a tax attorney in the corporate tax planning group of Price Waterhouse, an accounting firm, from 1993 to 1995. Mr. Korte earned his B.S. in Finance from Ohio State University and his J.D. from Case Western Reserve University.

      Daniel S. Mominee currently serves as our Executive Vice President. From 2001 to 2003, he served as our Vice President of Corporate Operations. From 2000 to 2001, he served as our Product Development & Manufacturing Manager for North and South America. Mr. Mominee also served as our Engineering Manager, North and South America, from January 1997 to 2000. Prior to that time, he served as Assistant Plant Manager, Vehicle Safety Systems, for TRW, Inc., a manufacturer of products for the automotive, space, electronics and computer markets, from 1994 to 1997 and as Manager of Manufacturing, Vehicle Safety Systems, from 1992 to 1994. Mr. Mominee also served as Operations Manager for TRW’s Propellant Operations from 1990 to 1992. Mr. Mominee earned his B.S. in Mechanical Engineering from the University of Toledo and is currently completing his M.B.A. at Western International University.

      Stephan R. Rohacz currently serves as our Executive Vice President. He joined us in June 1999 as our General Manager, North and South America. Mr. Rohacz served as President of the Telecommunications Business Unit of the Thomas & Betts Corporation, a manufacturer of electrical components and connectors, from January 1997 to June 1999. Prior to that time, he served as Director, Sales and Marketing for the Americas, Marketing Manager and High Voltage Business Unit Manager of the Electrical Productions Division of Raychem Corporation, a manufacturer of electrical components and connectors. Mr. Rohacz also served as District Sales Manager of Raychem’s Energy Division from 1988 to 1990 and as Regional Sales Manager of Raychem’s Chemelex and Energy Division from 1987 to 1988.

Mr. Rohacz earned his B.S. in Engineering from Michigan State University, his M.S. in Engineering from the University of Michigan and his M.B.A. from Harvard Business School.

      Jeffrey R. Steinhilber has served as our Chief Financial Officer since August 2002 and as a Director since December 2002. Mr. Steinhilber served as Chief Financial Officer of Athersys, Inc., a biopharmaceutical company, from 2000 to 2002. Prior to that time, Mr. Steinhilber served as Executive Vice President and Chief Operating Officer for NCS Healthcare, a provider of pharmacy and related services, from 1998 to 1999 and as Senior Vice President and Chief Financial Officer for NCS Healthcare from 1994 to 1998. Mr. Steinhilber also worked at the Austin Powder Company, serving as Vice President and Chief Financial Officer from 1986 to 1994, Director of Finance from 1984 to 1986 and Financial Analyst from 1981 to 1984. Mr. Steinhilber earned his B.A. in Economics from Duke University and his M.B.A. from Northwestern University.

      Charles E. Corpening was elected as a Director of ERICO Global Company, our ultimate parent, at our 2004 annual meeting. Mr. Corpening joined Citigroup Venture Capital Ltd. in 1994 and has served as a Partner since 2002. Prior to joining Citigroup Venture Capital Ltd., Mr. Corpening was a vice president with Roundtree Capital Corporation, a private investment firm, from 1990 to 1994, and worked with the Rockefeller Group, a real estate development company, and the investment banking department of Paine Webber, Inc. He received his A.B. from Princeton University and his M.B.A. from Columbia Business School. Mr. Corpening is a director of FastenTech, Inc. and Royster Clark, Inc.

      Michael A. Delaney has served as a Director of ERICO Global Company, our ultimate parent, since December 2002. Mr. Delaney joined Citigroup Venture Capital Ltd., a private equity fund management company, in 1989 and has served as a Managing Partner since 1995. Prior to joining Citigroup Venture Capital Ltd., Mr. Delaney worked with Citigroup Investment Bank, an investment banking company, and held various corporate finance positions at General Motors, including manager of acquisitions and divestitures. Mr. Delaney also served in the U.S. Army, retiring as a captain in 1980. He received his B.S. from the Pennsylvania State University and his M.B.A. from the Wharton School. Mr. Delaney is director of Delco Remy International, Inc., Palomar Technological Companies, MSX International Inc. and ChipPac Inc.

      Antonius M. Kies has served as a Director of ERICO Global Company, our ultimate parent, since December 2002. He also served as a Director of ERICO Holding Company, our parent, from 1976 through 2002 and as its Chairman from 1996 through 2002. Mr. Kies served as our President and Chief Executive Officer from 1983 to 1996. Prior to serving as President and Chief Executive Officer, Mr. Kies served in Oisterwijk, The Netherlands as a Director and Vice President from 1976 to 1983 and the European General Manager from 1969 to 1976. Mr. Kies also served as a Mechanical Engineer in The Hague, The Netherlands from 1961 to 1969. He received a degree in Mechanical Engineering from The Politechnic University of The Hague in The Netherlands.

      Richard J. Puricelli has served as a Director of ERICO Global Company, our ultimate parent, since September 2003. Mr. Puricelli currently serves as Chairman of the Board of Directors of FastenTech, Inc., a manufacturer of specialty fasteners, and the Board of Directors of FabriSteel. Mr. Puricelli has been Chairman of JAC Products, a leading supplier of roof racks and accessories to automotive OEMs, since 1997. From 1997 to 2001, he served as President and Chief Executive Officer of JAC Products. From 1995 to 1997, he was President of Modern Engineering, President of Atwood Automotive, a partner in Grisanti, Galef and Goldress, and Senior Vice President of JP Industries. Mr. Puricelli began his career with KPMG and later with Emerson Electric Company and Standard Oil of Ohio. He holds a B.S. from St. Louis University, an M.B.A. from Washington University and is a Certified Public Accountant.

Director Compensation and Other Arrangements

      Mr. Kies and Mr. Puricelli, our non-employee directors who are not affiliated with Citigroup Venture Capital Equity Partners, L.P., receive directors fees of $25,000 per year, payable quarterly. The other members of our board of directors do not receive compensation for their services as directors.

Executive Compensation

      The following table summarizes the compensation paid or accrued for the year ending December 31, 2003 to our Chairman, President and Chief Executive Officer and the four other most highly paid executive officers.

Summary Compensation Table

	Annual Compensation

			All Other
Name and Principal Position	2003 Base Salary	2004 Bonus (1)	Compensation

William H. Roj	$620,103	$526,588	$8,426	(2)
Chairman, President and Chief Executive Officer
Peter B. Korte	180,000	51,636	8,759	(3)
General Counsel and Secretary
Daniel S. Mominee	186,264	112,629	3,870	(4)
Executive Vice President
Stephan R. Rohacz	228,960	138,446	10,120	(5)
Executive Vice President
Jeffrey R. Steinhilber	205,000	123,958	6,450	(6)
Chief Financial Officer

(1)	This amount represents the bonus accrued for services performed in 2003 and paid in March 2004.

(2)	Includes a 401K matching contribution ($4,800), a profit sharing contribution and the reallocation of forfeitures of other participants’ non-vested profit sharing contribution ($2,936) and Company paid premiums for life insurance ($690).

(3)	Includes a 401K matching contribution ($5,143), a profit sharing contribution and the reallocation of forfeitures of other participants’ non-vested profit sharing contribution ($3,346) and Company paid premiums for life insurance ($270).

(4)	Includes a profit sharing contribution and the reallocation of forfeitures of other participants’ non-vested profit sharing contribution ($3,670) and Company paid premiums for life insurance ($200).

(5)	Includes a 401K matching contribution ($6,000), a profit sharing contribution and the reallocation of forfeitures of other participants’ non-vested profit sharing contribution ($3,670) and Company paid premiums for life insurance ($450).

(6)	Includes a 401K matching contribution ($6,000) and Company paid premiums for life insurance ($450).

Employment Agreements

      On December 2, 2002, we entered into a new employment agreement with William H. Roj, pursuant to which Mr. Roj serves as the Chairman, Chief Executive Officer and President of ERICO Global Company and its principal subsidiaries. The employment agreement provides Mr. Roj with an annual base salary of $620,000, subject to increase each year. In addition, Mr. Roj’s employment agreement provides for a contingent bonus of a maximum amount of 140% of salary pursuant to the terms of the bonus plan for senior managers. The annual salary shall increase each year by the percentage determined in the Watson Wyatt Global 50 for expected salary and bonus increases in the U.S. for that year.

      Mr. Roj’s employment agreement may not be terminated by us prior to January 1, 2005. Should the employment agreement be terminated on or after January 1, 2005, Mr. Roj shall receive a severance payment in an amount equal to two times the sum of his salary and bonus earned in the 12 months preceding his termination. The employment agreement shall terminate upon Mr. Roj’s death or disability, however in such case we will continue to pay to Mr. Roj or his heirs or beneficiaries his salary and bonus earned in the 12 months preceding his death or disability for three years following his death or disability.

      For the term of the employment agreement and for two years after his termination of employment, Mr. Roj may not participate in any business that competes with us. Mr. Roj may not solicit any of our employees for two years after the termination of his employment agreement.

      We have also entered into amended and restated employment agreements on March 24, 2004 with Peter B. Korte, Daniel S. Mominee, Stephan R. Rohacz and Jeffrey R. Steinhilber, each for an indefinite period. We may terminate these agreements at any time without prior notice. Mr. Steinhilber serves as our Chief Financial Officer. His employment agreement provides for an annual salary of $217,308, subject to increase each year, plus an annual discretionary bonus of up to 100% of his salary based upon our profitability and achievement of individual goals. Mr. Rohacz serves as our Executive Vice President. His employment agreement provides for an annual salary of $242,700, subject to increase each year, plus an annual discretionary bonus of up to 100% of his salary based upon our profitability and achievement of individual goals. Mr. Mominee serves as our Executive Vice President. His employment agreement provides for an annual salary of $197,436, subject to increase each year, plus an annual discretionary bonus of up to 100% based on our profitability and achievement of individual goals. Mr. Korte serves as our General Counsel and Secretary. His employment agreement provides for an annual salary of $185,400, subject to increase each year, plus an annual discretionary bonus of up to 45% of his salary based on our profitability and achievement of individual goals.

      All employment agreements prohibit the executive officers from engaging in any business while employed by us that is competitive to our business. Mr. Korte, Mr. Mominee and Mr. Rohacz are prohibited from engaging in any business that is competitive with ours for a period of one year from the effective date of their respective termination of employment. Mr. Steinhilber is prohibited from engaging in any business that is competitive with ours for a period of two years from the effective date of the termination of his employment. Each executive officer is required to keep confidential all proprietary information gained by reason of his employment, during his employment and upon termination of his employment for as long as permitted by law. Each executive officer has agreed to assign to us all intellectual and industrial property rights arising from any discoveries, inventions or secret industrial processes made by the executive officer during his employment and for a period of two years thereafter.

      Mr. Steinhilber’s employment agreement also contains a change-of-control provision. This provision is triggered if we are sold or merge with another company so that after the merger a majority of our shares are not owned by our existing management or if the majority of the shares are sold in any transaction or series of related transactions other than to our existing management. If this provision is triggered, Mr. Steinhilber may terminate his employment and receive severance equal to his prior year’s total W-2 wages. This change-of-control provision does not apply to any sale or merger where Mr. Steinhilber receives consideration equal to or greater than $1.0 million for his shares.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS

      The following table sets forth information as of the date of this prospectus with respect to the beneficial ownership of the common stock of ERICO Global Company, our ultimate parent, of each holder of 5% or more of the outstanding shares of ERICO Global Company, each director and each executive officer, and all directors and executive officers as a group. The percentages reflect beneficial ownership as determined under Rule 13d-3 of the Securities Exchange Act of 1934. We believe that each of the stockholders listed has sole voting and investment power with respect to their beneficially owned shares of common stock.

Number and Percent of Shares

	Class A		Class L		Combined
	Common Stock		Common Stock		Class A and Class L

Beneficial Owners	Number	Percent	Number	Percent	Number	Percent

Citigroup Venture Capital Equity Partners, L.P.	—	—	4,901,807	67.3	4,901,807	62.2
399 Park Avenue New York, NY 10043
William H. Roj (1)	326,325	52.4	1,871,416	25.6	2,197,741	27.7
c/o ERICO International Corporation 30575 Bainbridge Road, Suite 300 Solon, OH 44139
Peter B. Korte	17,750	2.9	1,550	*	19,300	*
Daniel S. Mominee	42,825	6.9	2,325	*	45,150	*
Stephan R. Rohacz	42,825	6.9	84,143	1.2	126,968	1.6
Jeffrey R. Steinhilber	42,825	6.9	2,325	*	45,150	*
Charles E. Corpening	—	—	1,673	*	1,673	*
Michael A. Delaney	—	—	33,464	*	33,464	*
Antonius M. Kies	—	—	—	—	—	—
Richard J. Puricelli	—	—	—	—	—	—
All directors and executive officers as a group	472,550	75.9	1,996,896	27.3	2,469,446	31.1

  * Represents less than 1%.

(1)	Shares are beneficially owned by JDBR Holding Company, LLC. Pursuant to an irrevocable power of attorney, Mr. Roj exercises sole voting and dispositive power with respect to all shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Management Buy-Out

      On December 2, 2002, a newly formed wholly owned subsidiary of ERICO Global Company, or Global, merged with ERICO Holding Company, or Holding, with Holding as the surviving company. As a result, Holding became a wholly owned subsidiary of Global. As a result of the management buy-out, management owns over one-third of Global and Citigroup Venture Capital Equity Partners, L.P., and its affiliates, or CVC, owns the remainder. In connection with the management buy-out, Holding issued $35.0 million and we issued $30.0 million of senior subordinated notes. Proceeds from the $35 million of Holding’s senior subordinated notes were loaned to us.

      Voting Agreement. In order to induce Global to enter into the merger agreement, Global requested that Antonius M. Kies and William H. Roj, who together held 77% of Holding’s common stock, enter into a voting agreement to vote in favor of the merger agreement and against any competing transaction to acquire all or part of Holding or any transaction impeding the consummation of the merger. In addition, the voting agreement provided that these individuals could not compete, directly or indirectly, with Holding’s business in any country where Holding or its subsidiaries conduct business or solicit Holding’s employees until the second anniversary of the closing of the merger.

      Rollover. To further induce Global to enter into the merger agreement, certain of our managers exchanged a substantial portion of their Holding common shares for shares of Global. This resulted in Global becoming a shareholder of Holding and certain of our managers becoming shareholders of Global. None of the shares exchanged in the rollover received merger consideration upon consummation of the merger.

      Cash Payments to the Shareholders. Pursuant to the merger agreement and as consideration for the merger, the shareholders of Holding were entitled to receive $2,500 in cash for each share of Holding common stock held immediately prior to the effective time of the merger, less their pro rata share of $10.0 million, which was the amount held in escrow to provide Global with a source of recovery in the event of a breach of the merger agreement by Holding. For certain shares, however, Antonius M. Kies and William H. Roj agreed to accept $10.0 million and $5.0 million worth of senior subordinated notes of Holdings, respectively, in lieu of the $2,500 in cash per Holding common share merger consideration. A portion of the escrow was returned to the shareholders on a pro rata basis in May 2003, and, if still available, the remaining balance of the escrow will be returned to the shareholders on a pro rata basis in May 2004.

      Waiver of Advisory Agreement and Closing Fee. To induce Holding to enter into the merger agreement, CVC agreed to waive the requirement that we enter into an advisory agreement with CVC Management LLC. CVC also waived the requirement that we pay a closing fee to CVC Management LLC. CVC, however, has reserved the right to request fees in the future for services provided. The payment of any fees to CVC is subject to the unanimous approval of the board of directors of Global.

      Employment Agreements. To further induce Holding to complete the merger, certain Holding officers, including William H. Roj, entered into new employment agreements with Holding that commenced upon the effective date of the merger. Mr. Roj received $3.0 million from Global to terminate his former employment agreement with Holding.

      Senior Subordinated Debt of Holding. As a result of the buy-out transactions, CVC, Antonius M. Kies and William H. Roj collectively owned $35.0 million in aggregate principal amount of 11% Senior Subordinated Notes of Holding, which were senior in right of payment to the Global shares received by managers pursuant to the subscription and rollover agreement, and each received a 3% discount in connection with the purchase of the notes.

      Office Lease. Holding leases office space in Oisterwijk, Netherlands from Antonius M. Kies. This lease commenced on September 1, 1998 and was scheduled to terminate on August 31, 2008. We recently provided notice that we will terminate the lease in July of 2004. The lease provides for a rent of NLG 190,000 per year, with such rent to be increased for each year that the lease is in effect. Holding believes this lease was on terms no less favorable than those that would be available to us in an arm’s length transaction with a third party.

Stockholder Agreement

      In connection with the merger, the stockholders of Global entered into a Securities Exchange, Purchase and Holders Agreement, or the Stockholders’ Agreement, containing agreements among the stockholders with respect to the capital stock and corporate governance of Global. The following is a summary description of the principal terms of the Stockholders’ Agreement.

      Pursuant to the Stockholders’ Agreement, the Board of Directors of Global is composed of up to five directors, which so long as Global has not consummated a public offering will include one individual designated by William H. Roj and up to three individuals designated by CVC. The remaining director shall be designated by a majority of the outstanding shares of common stock.

      The Stockholders’ Agreement contains provisions that, with some exceptions, restrict the ability of the stockholders to transfer any common stock except pursuant to the terms of the Stockholders’ Agreement. If holders of more than 50% of the common stock, and, prior to the second anniversary of the transactions contemplated by the merger agreement, Mr. Roj, approve the sale of Global, which is known under the Stockholders’ Agreement as an approved sale, each stockholder has agreed to consent to the sale and, if the sale includes the sale of stock, each stockholder has agreed to sell all of its common stock on the terms and conditions approved by holders of a majority of the common stock then outstanding. In the event Global proposes to issue and sell, other than in a public offering under a registration statement, any shares of common stock or any securities containing options or rights to acquire any shares of common stock or any securities convertible into common stock to CVC or any of its respective affiliates, Global must first offer to each of the other stockholders a pro rata portion of the shares. These preemptive rights will not be applicable to the issuance of shares of common stock upon conversion of shares of one class of common stock into shares of another class. Subject to some limitations neither CVC, Mr. Roj, nor any of their respective affiliates, may sell any of their shares of common stock without offering the other stockholders a pro rata opportunity to participate in the sale.

      The Stockholders’ Agreement also provides for additional restrictions on transfer of shares by our executive officers and other employees, whom are referred to as management investors, other than Mr. Roj, including the right of Global to repurchase shares upon termination of the stockholder’s employment prior to the fifth anniversary of the closing of the transactions contemplated by the merger agreement, at a price based on the per share net book value of Global’s Class A common stock, and the grant of a right of first refusal in favor of Global in the event a management investor elects to transfer shares of common stock.

Stockholder Registration Rights Agreement

      In connection with their entry into the Stockholders’ Agreement, Global, CVC, some of its affiliates, William H. Roj, the management investors and other stockholders of Global entered into the stockholders’ registration rights agreement. Under the stockholders’ registration rights agreement, upon the written request of CVC, or Mr. Roj, Global will prepare and file a registration statement with the Securities and Exchange Commission concerning the distribution of all or part of the shares held by CVC, or its affiliates, or Mr. Roj and use its best efforts to cause the registration statement to become effective. If at any time Global files a registration statement for its common stock pursuant to a request by CVC, Mr. Roj or otherwise (other than a registration statement of Form S-8, Form S-4 or any similar form, a registration statement filed in connection with a share exchange or an offering solely to Global’s employees or existing stockholders, or a registration statement registering a unit offering, which we refer to as a qualified offering), Global will use its best efforts to allow the other parties to the stockholders’ registration rights agreement to have their shares of common stock (or a portion of their shares under some circumstances) included in the offering of common stock. Registration expenses of the selling stockholders (other than underwriting fees, brokerage fees and transfer taxes applicable to the shares sold by such stockholders or in some cases the fees and expenses of any accountants or other representatives retained by a selling stockholder) will be paid by Global.

Equity Offering

      In December of 2003, Global’s board of directors approved an equity offering of $410,000 in aggregate to members of our management team. Members of management had the opportunity to invest from

$15,000 to $30,000 in Global’s Class A and Class L common shares based on their positions in the company. The share price in the offering was based on our audited financial results for 2003.

Transactions Related to our 11% Senior Subordinated Notes

      Pursuant to the purchase agreement, dated September 9, 2002, as amended November 29, 2002, between us and CVC Capital Funding, LLC, we issued $30.0 million aggregate principal amount of our 11.0% senior subordinated notes due 2012 (the “11% ERICO Notes”). CVC Capital Funding, LLC is an affiliate of CVC, the majority owner of our ultimate parent, Global. In connection with the issuance of the outstanding notes on February 20, 2004, an aggregate principal amount of $19.4 million of the 11% ERICO Notes were exchanged by CVC Capital Funding, LLC for an aggregate principal amount of $19.4 million of outstanding notes identical to the outstanding notes. The remaining $10.6 million aggregate principal amount of 11% ERICO Notes remain outstanding with terms that are substantially identical to the terms of the outstanding notes except for interest rate and maturity. We and CVC Capital Funding, LLC amended the terms of the purchase agreement and the indenture relating to the 11% ERICO Notes to permit CVC Capital Funding, LLC to exchange the remaining 11% ERICO Notes for notes substantially identical to the outstanding notes, and if CVC Capital Funding does not exchange its 11% ERICO Notes by August 15, 2004, then we will have the right to redeem all 11% ERICO Notes at a purchase price in cash equal to 101% of the principal amount of these notes, plus accrued but unpaid interest, if any, to the date of repurchase.

      On February 20, 2004, we also entered into a registration rights agreement with CVC Capital Funding, LLC relating to the $19.4 million of notes issued to CVC Capital Funding on that date. This registration rights agreement requires us, at the request of CVC Capital Funding, to file up to two registration statements following the completion of the exchange offer that is the subject to this prospectus. We will be required to pay all fees and expenses relating to these registration statements, other than underwriting fees and some other specified expenses. In the event we fail to file the required registration statements or fail to have them declared effective within the required periods, we will be required to pay CVC Capital Funding special interest equal to 0.25% per annum on the principal amount of the notes subject to the registration rights agreement with respect to the first 90-day period immediately following the occurrence of that registration default. The amount of special interest will increase by an additional 0.25% per annum on the principal amount of the notes subject to the registration rights agreement with respect to each subsequent 90-day period until that registration default has been cured, up to a maximum amount of special interest for all registration defaults of 1.5% per annum.

Redemption of Holding’s 11% Senior Subordinated Notes

      Under the indenture, dated as of December 2, 2002, Holding issued $35.0 million aggregate principal amount of its 11.0% senior subordinated notes due 2012 (the “11% Holding Notes”). Subsequently, Holding loaned the $35.0 million to us. In connection with the issuance of the outstanding notes, we repaid our intercompany loan from Holding, and Holding redeemed in full all of the outstanding 11% Holding Notes. The holders of the 11% Holding Notes were Antonius M. Kies; William H. Roj; Citigroup Venture Capital Equity Partners, L.P.; CVC Executive Fund LLC; CVC/SSB Employee Fund, L.P.; Michael T. Bradley; Charles Corpening; Michael A. Delaney; Richard Mayberry; Alchemy, L.P.; David Thomas; and John Weber. Messrs. Kies, Roj, Delaney and Corpening owned $10.0 million, $5.0 million, $131,897 and $6,595 principal amount of the 11% Holding Notes, respectively. The remaining $19,861,508 aggregate principal of 11% Holding Notes are held by the other individuals named above. Messrs. Bradley, Mayberry, Thomas and Weber and Alchemy, L.P. are affiliated with CVC.

Dividend to Holders of Class L Common Stock

      We used $25.0 million of net proceeds from the outstanding notes to pay a dividend to the holders of Global’s outstanding Class L common stock. The holders of Class L common stock include, among others, Peter B. Korte, Daniel S. Mominee, Stephan R. Rohacz, William H. Roj, Jeffrey R. Steinhilber, Citigroup Venture Capital Equity Partners, L.P., CVC Executive Fund LLC, CVC/SSB Employee Fund, L.P., Michael T. Bradley, Charles Corpening, Michael A. Delaney, Richard Mayberry, Alchemy, L.P., David Thomas and John Weber. The dividend paid in full the aggregate cumulated but unpaid yield on the outstanding Class L common stock through the date of the dividend and a portion of the holders’ unreturned cost of such shares.

DESCRIPTION OF OTHER INDEBTEDNESS

Revolving Credit Facility

      In connection with, and as a condition to, the offering of the outstanding notes, we entered into an amendment to our existing credit agreement with a syndicate, or group, of banks and financial institutions, including LaSalle Bank N.A., as administrative agent.

      The credit facility consists of a revolving credit facility of up to $75.0 million in revolving credit loans. Our available borrowings under the revolving credit facility are subject to satisfaction of specific requirements. The revolving credit facility is expected to terminate five years from the issue date of the outstanding notes.

      Interest Rates. Generally, interest on outstanding borrowings under the credit facility is payable quarterly. Interest on borrowings under the revolving credit facility accrues at an annual rate equal to, at our option, either (i) the higher of the prime rate or the federal funds rate plus 0.50% plus a margin of 0.00% to 2.00%, depending upon our ratio of Consolidated Funded Debt to EBITDA, or (ii) LIBOR, plus a margin of 1.75% to 3.00%, depending upon our ratio of Consolidated Funded Debt to EBITDA.

      Fees. We pay, on a quarterly basis, a per annum fee on the aggregate revolving credit commitment of 0.250%.

      Repayments. The terms of the credit facility require that the revolving credit facility be repaid on or before the termination of the revolving credit facility at maturity. Prior to maturity, funds may be borrowed, repaid and reborrowed under the revolving credit facility.

      Mandatory Prepayments. The credit facility requires us to prepay a portion of the revolving credit facility if our outstanding revolving loans and outstanding letters of credit exceed the revolving credit facility commitment amount. The portion we must prepay is to be at least equal to the excess over the commitment amount.

      Guarantee; Security. The credit facility is guaranteed by our domestic subsidiary, ERICO Products, Inc. The credit facility is also be secured by all of our and our domestic subsidiary’s tangible and intangible assets, and mortgages on our domestic real properties, and is collateralized by a perfected security interest in all of the capital stock of our domestic subsidiary and a portion of the capital stock of our foreign subsidiary, ERICO Europe Holding B.V., formerly known as ERICO Europa B.V. In addition, with respect to the foreign borrower, ERICO Europe Holding B.V., the borrowings by such foreign borrower are guaranteed by us and our domestic subsidiary.

      Covenants. The credit facility requires us to maintain compliance with the following financial tests:

•	Minimum Consolidated Net Worth;

•	Minimum Consolidated Fixed Charge Coverage Ratio;

•	Maximum Consolidated Funded Debt to EBITDA Ratio;

•	Minimum EBITDA; and

•	Maximum Consolidated Senior Debt to EBITDA Ratio.

      In addition, the credit facility limits acquisitions and capital expenditures under some circumstances.

      The credit facility contains additional customary reporting affirmative and negative covenants.

      Events of Default. The credit facility contains customary events of default including but not limited to:

•	non-payment of principal, interest or fees;

•	breach of representations or warranties;

•	violation of covenants;

•	material adverse effect on the business, affairs or condition (financial or otherwise) of us and or subsidiaries taken as a whole, or our consolidated net worth;

•	cross-default to other indebtedness, including the notes; and

•	bankruptcy and insolvency.

Seller Note

      We currently have an unsecured promissory note for $675,000 outstanding to a former owner of a business that we acquired in 1999. Interest is paid quarterly at the rate of LIBOR plus the LIBOR margin then applicable under our credit agreement. All principal under the note is due and payable in 2009.

11% Senior Subordinated Notes

      Following completion of the offering of the outstanding notes, we had outstanding approximately $10.6 million aggregate principal amount of 11% Senior Subordinated Notes due 2012. The 11% notes were issued in connection with the buy-out of the Company in December of 2002. The indenture governing the 11% notes was amended to be substantially identical to the indenture governing the notes offered by this prospectus. The 11% notes, however, bear interest at 11%, will mature in August 2012, and will be redeemable at our option beginning in August of 2004 at 101% plus accrued interest.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

      In connection with the sale of the outstanding notes, we entered into the registration rights agreement with the initial purchasers in which we agreed to file and to use our reasonable best efforts to cause to become effective with the SEC a registration statement with respect to the exchange of the outstanding notes for exchange notes with terms identical in all material respects to the terms of the outstanding notes. See “Registration Rights; Special Interest.” A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. We are making the exchange offer to satisfy our contractual obligations under the registration rights agreement.

      You may not participate in the exchange offer if you are our “affiliate” within the meaning of Rule 405 under the Securities Act or a broker-dealer that acquired outstanding notes directly from us. If you tender your outstanding notes in exchange for exchange notes, you will represent to us that:

•	any exchange notes you receive are being acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in a distribution, within the meaning of the Securities Act, of exchange notes;

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you have full power and authority to tender, exchange, sell, assign and transfer the tendered outstanding notes;

•	we will acquire good, marketable and unencumbered title to the outstanding notes you tender, free and clear of all liens, restrictions, charges and encumbrances; and

•	the outstanding notes you tender for exchange are not subject to any adverse claims or proxies.

      You also will warrant and agree that you will, upon request, execute and deliver any additional documents deemed by us or the exchange agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the outstanding notes you tender in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

      The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer

      We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of outstanding notes properly tendered prior to the expiration date and not withdrawn according to the procedures described below. Holders may tender their outstanding notes in whole or in part in integral multiples of $1,000 principal amount.

      The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	the exchange notes have been registered under the Securities Act and therefore will not be subject to some restrictions on transfer applicable to the outstanding notes; and

•	holders of the exchange notes will not be entitled to the rights of holders of the outstanding notes under the registration rights agreement.

      The exchange notes evidence the same indebtedness as the outstanding notes, which they replace, and will be issued pursuant to, and entitled to the benefits of, the indenture.

      The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange. We reserve the right in our reasonable judgment to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or, as set forth under the caption “— Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. As of the date of this prospectus, $121.5 million aggregate principal amount of outstanding notes is outstanding.

      Holders of outstanding notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Outstanding notes which are not tendered in, or are tendered but not accepted in connection with, the exchange offer will remain outstanding. For a description of the consequences of not tendering outstanding notes for exchange, see “Risk Factors — Risks Relating to the Notes — If you do not exchange your notes, you may have difficulty in transferring them at a later time.”

      If any tendered outstanding notes are not accepted for exchange because of an invalid tender or the occurrence of other events set forth in this prospectus, certificates for the unaccepted outstanding notes will be returned, without expense, to the tendering holder of those notes promptly after the expiration date.

      Holders who tender outstanding notes in connection with the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer.

      Our board of directors makes no recommendation to holders of outstanding notes as to whether to tender or refrain from tendering all or any portion of their outstanding notes in the exchange offer. In addition, no one has been authorized to make any similar recommendation. Holders of outstanding notes must make their own decision whether to tender in the exchange offer and, if so, the aggregate amount of outstanding notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisers based on their financial position and requirements.

Expiration Date; Extensions; Amendments

      The term “expiration date” means 5:00 p.m., New York City time, on August 20, 2004, unless we extend the exchange offer, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended.

      We expressly reserve the right in our reasonable judgment, subject to applicable law, at any time and from time to time, to:

•	delay the acceptance of the outstanding notes for exchange;

•	terminate the exchange offer, whether or not any outstanding notes have been accepted for exchange, if we determine, in our reasonable judgment, that any of the events or conditions referred to under the caption “— Conditions to the Exchange Offer” has occurred or exists or has not been satisfied;

•	extend the expiration date of the exchange offer and retain all outstanding notes tendered in the exchange offer, subject, however, to the right of holders of outstanding notes to withdraw their tendered outstanding notes as described under the caption “— Withdrawal Rights;” or

•	waive any condition or otherwise amend the terms of the exchange offer in any respect.

      If the exchange offer is amended in a manner that we determine to constitute a material change, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

      Any delay in acceptance, termination, extension or amendment will be followed promptly by:

•	oral or written notice of the change to the exchange agent, with any oral notice to be promptly confirmed in writing; and

•	a public announcement of the change, which announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

      Without limiting the manner in which we may choose to make any public announcement, and subject to applicable laws, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to an appropriate news agency.

Acceptance for Exchange and Issuance of Exchange Notes

      Upon the terms and subject to the conditions of the exchange offer, promptly after the expiration date we will exchange, and will issue to the exchange agent, exchange notes for outstanding notes validly tendered and not withdrawn as described under the caption “— Withdrawal Rights.”

      In all cases, we will issue exchange notes in the exchange offer for outstanding notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for the outstanding notes or a timely book-entry confirmation of a book-entry transfer of the outstanding notes into the exchange agent’s account at DTC;

•	the letter of transmittal, properly completed and duly executed, with any required signature guarantees; and

•	any other documents required by the letter of transmittal.

      Accordingly, the delivery of exchange notes might not be made to all tendering holders at the same time, and will depend upon when outstanding notes, book-entry confirmations with respect to outstanding notes and other required documents are received by the exchange agent.

      Subject to the terms and conditions of the exchange offer, we will be deemed to have accepted for exchange, and thereby exchanged, outstanding notes validly tendered and not withdrawn as, if and when we give oral or written notice to the exchange agent of our acceptance of those outstanding notes for exchange in the exchange offer. Any oral notice will be promptly confirmed in writing. Our acceptance for exchange of outstanding notes tendered through any of the procedures described above will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer. The exchange agent will act as our agent for the purpose of receiving tenders of outstanding notes, letters of transmittal and related documents, and as agent for tendering holders for the purpose of receiving outstanding notes, letters of transmittal and related documents and transmitting exchange notes to holders who validly tendered outstanding notes. The exchange will be made promptly after the expiration date. If for any reason whatsoever the acceptance for exchange or the exchange of any outstanding notes tendered in the exchange offer is delayed, whether before or after our acceptance for exchange of outstanding notes, or we extend the exchange offer or are unable to accept for exchange or exchange outstanding notes tendered in the exchange offer, then, without prejudice to our rights described in this prospectus, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-1(c) under the Exchange Act, retain tendered outstanding notes and such outstanding notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under the caption “— Withdrawal Rights.”

Procedures for Tendering Outstanding Notes

      When a holder of outstanding notes tenders, and we accept, notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions described in this prospectus and the letter of transmittal.

      Valid Tender. Except as set forth below, a holder of outstanding notes who wishes to tender notes for exchange must on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address set forth under the caption “— Exchange Agent;” or

•	if notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must transmit an agent’s message to the exchange agent at the address set forth under the caption “— Exchange Agent.”

•	In addition, either:

•	the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the notes being tendered into the exchange agent’s account at DTC, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

      The term “agent’s message” means a message, transmitted by DTC, to, and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment that the tendering holder has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against that holder. In this prospectus, the term “book-entry confirmation” means a timely confirmation of a book-entry transfer of outstanding notes into the exchange agent’s account at DTC.

      If less than all of the outstanding notes are tendered, a tendering holder should fill in the amount of outstanding notes being tendered in the appropriate box on the letter of transmittal. The entire amount of outstanding notes delivered to an exchange agent will be deemed to have been tendered unless otherwise indicated.

      If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and unless waived by us, evidence reasonably satisfactory to us of the person’s authority to act must be submitted.

      Any beneficial owner of outstanding notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact that entity promptly if the beneficial owner wishes to participate in the exchange offer.

      The method of delivery of outstanding notes, the letter of transmittal and all other required documents is at the option and sole risk of the tendering holder, and delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure timely delivery and should obtain proper insurance. No letter of transmittal or outstanding notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for them.

      Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

      Book-Entry Transfer. The exchange agent will make a request to establish an account at DTC with respect to outstanding notes for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s book-entry transfer facility system may make a book-entry delivery of outstanding notes by causing DTC to transfer those outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfers. Such participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of the book-entry transfer. The confirmation of the book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from the participant that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against that participant. Delivery of notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address set forth under the caption “— Exchange Agent;” or

•	comply with the guaranteed delivery procedures described below.

      Delivery of documents to DTC does not constitute delivery to the exchange agent.

      Signature Guarantees. Tendering holders do not need to endorse their certificates for outstanding notes and signature guarantees on a letter of transmittal or a notice of withdrawal, as the case may be, are unnecessary unless:

•	a certificate for outstanding notes is registered in a name other than that of the person surrendering the certificate, or

•	a registered holder completes the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” in the letter of transmittal.

      In either of these cases, the certificates for outstanding notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the letter of transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an “eligible guarantor institution,” including, as such terms are defined in that rule:

•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings association, unless surrendered on behalf of such eligible institution.

Please read carefully Instruction 1 in the letter of transmittal.

      Guaranteed Delivery. If a holder desires to tender outstanding notes in the exchange offer and the certificates for the outstanding notes are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, the outstanding notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

•	the tenders are made by or through an eligible institution;

•	before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the letter of transmittal, stating the name and address of the holder of outstanding notes and the amount of outstanding notes tendered, stating that the tender is being made by the notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent. The Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile or mail to the exchange agent and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery; and

•	the certificates (or book-entry confirmation) representing all tendered outstanding notes, in proper form for transfer, together with a properly completed and duly executed letter of transmittal, with any required signature guarantees and any other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

      Determination of Validity. All questions as to the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered outstanding notes will be determined by us, in our reasonable judgment, and that determination will be final and binding on all parties. We reserve the right, in our reasonable judgment, to reject any and all tenders that we determine are not in proper form or the acceptance for exchange of which may, in the view of our counsel, be unlawful. We also reserve the right, subject to applicable law, to waive any of the conditions of the exchange offer as set forth under the caption “— Conditions to the Exchange Offer” or any defect or irregularity in any tender of outstanding notes of any particular holder whether or not we waive similar defects or irregularities in the case of other holders.

      Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and its instructions, will be final and binding on all parties. No tender of outstanding notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. Neither we, any of our affiliates, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Resales of Exchange Notes

      Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us, we believe that holders of outstanding notes, other than any holder that is a broker-dealer that acquired outstanding notes as a result of market-making activities or other trading activities, who exchange their outstanding notes for exchange notes in the exchange offer may offer for resale, resell and otherwise transfer the exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the exchange notes are acquired in the ordinary course of the holders’ business;

•	the holders have no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

•	the holders are not our “affiliates” within the meaning of Rule 405 under the Securities Act.

      However, the staff of the SEC has not considered the exchange offer in the context of a no-action letter, and we cannot assure you that it would make a similar determination with respect to the exchange offer. Only broker-dealers that acquired the outstanding notes as a result of market-making or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

      If you participate in the exchange offer for the purpose of distributing exchange notes acquired in the exchange offer, you:

•	cannot rely on the interpretations of the staff of the SEC described above, as set forth in no-action letters issued to third parties;

•	may be a statutory underwriter under the Securities Act; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Withdrawal Rights

      Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time before the expiration date.

      In order for a withdrawal to be effective, a written, telegraphic or facsimile transmission of the notice of withdrawal must be timely received by the exchange agent at its address set forth under the caption “— Exchange Agent” before the expiration date. Any notice of withdrawal must specify the name of the person who tendered the outstanding notes to be withdrawn, the principal amount of outstanding notes to be withdrawn and, if certificates for the outstanding notes have been tendered, the name of the registered holder of the outstanding notes as set forth on the outstanding notes, if different from that of the person who tendered the outstanding notes.

      If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, the notice of withdrawal must specify the serial numbers on the particular certificates for the outstanding notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of outstanding notes tendered for the account of an eligible institution.

      If outstanding notes have been tendered by the procedures for book-entry transfer set forth under the caption “— Procedures for Tendering Outstanding Notes,” the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of outstanding notes and must otherwise comply with the procedures of DTC. Withdrawals of tenders of outstanding notes may not be rescinded. Outstanding notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time before the expiration date by following any of the procedures described above under the caption “— Procedures for Tendering Outstanding Notes.”

      All questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices will be determined by us, in our reasonable judgment, which determination will be final and binding on all parties. Neither we, any of our affiliates, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any notification. Any outstanding notes which have been tendered but which are withdrawn will be returned to the holder of those notes promptly after withdrawal.

Conditions to the Exchange Offer

      Notwithstanding any other provisions of the exchange offer or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any outstanding notes for any exchange notes and will not be required to issue exchange notes in exchange for any outstanding notes and, as described below, may, at any time and from time to time, terminate or amend the exchange offer, whether or not any outstanding notes have been accepted for exchange, or may waive any conditions to or amend the exchange offer, if any of the following conditions has occurred or exists or has not been satisfied before the expiration date:

•	there occurs a change in the current interpretation by the staff of the SEC which permits the exchange notes issued in exchange for outstanding notes in the exchange offer to be offered for resale, resold and otherwise transferred by their holders, other than broker-dealers that acquired outstanding notes as a result of market-making or other trading activities or broker-dealers that acquired outstanding notes directly from us for resale under Rule 144A or another available exemption under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of the holders’ business, the holders have no arrangement or understanding with any person to participate in the distribution of the exchange notes and the holders are not our “affiliates” within the meaning of Rule 405 under the Securities Act;

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency or body with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	any law, statute, rule or regulation has been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	a stop order has been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement, or proceedings have been initiated or, to our knowledge, threatened for that purpose;

•	any governmental approval has not been obtained, which approval we, in our reasonable judgment, deem necessary for the consummation of the exchange offer as contemplated hereby; or

•	any change, or any development involving a prospective change, in our business or financial affairs has occurred which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer.

      If we determine in our reasonable judgment that any of the foregoing events or conditions has occurred or exists or has not been satisfied at any time prior to the expiration date, we may, subject to applicable law, terminate the exchange offer, whether or not any outstanding notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. If a waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose the waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act. We currently expect that each of the conditions will be satisfied and that no waiver of any condition will be necessary.

Exchange Agent

      We have appointed Wells Fargo Bank, N.A. as the exchange agent for the exchange offer for the notes. All executed letters of transmittal should be directed to the exchange agent at the address listed below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests or Notices of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Regular Mail or Overnight Couriers:	In Person by Hand Only:
Wells Fargo Bank, N.A. MAC #N9303-121 Corporate Trust Operations P.O. Box 1517 Minneapolis, MN 55480-1517 Attention: ERICO Administrator	Wells Fargo Bank, N.A. MAC #N9303-121 Corporate Trust Operations 6th & Marquette Avenue Minneapolis, MN 55479 Attention: ERICO Administrator	Wells Fargo Bank, N.A. 608 Second Avenue South Corporate Trust Operations, 12th Floor Minneapolis, MN 55402 Attention: ERICO Administrator

Facsimile Transmission Number: (612) 667-4927

Telephone: (800) 344-5128

      Any letter of transmittal sent by facsimile must be promptly followed by delivery of the original letter of transmittal to the above address. Delivery of the letter of transmittal to an address other than one listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by our officers, directors or employees.

      We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay the exchange agent’s reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of outstanding notes, and in handling or tendering for their customers.

      Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the tender, except that if exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the amount of any such transfer tax, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of a transfer tax or exemption therefrom is not submitted with the letter of transmittal, the amount of the transfer tax will be billed directly to the tendering holder.

DESCRIPTION OF THE EXCHANGE NOTES

      The definitions of most of the terms used in the following summary are set forth below under “— Certain Definitions.” For purposes of this section, references to the “Company” include only ERICO International Corporation and not its Subsidiaries. References to “$” and “dollars” are to United States dollars.

      The outstanding notes were, and the exchange notes will be, issued under an indenture (the “Indenture”) dated as of February 20, 2004 by and among the Company, the Guarantor and Wells Fargo Bank, N.A., as trustee (the “Trustee”).

      The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the United States Trust Indenture Act of 1939 (the “TIA”). Except as otherwise indicated, the following description relates to both the outstanding notes and the exchange notes, which we collectively refer to as the “Notes.”

      The terms of the exchange notes are identical in all material respects to the outstanding notes, except that:

•	the exchange notes have been registered under the Securities Act and therefore will not be subject to the restrictions on transfer applicable to the outstanding notes; and

•	holders of the exchange notes will not be entitled to rights of holders of outstanding notes under the Registration Rights Agreement.

      The following description is a summary of the material provisions of the Indenture. This summary does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of Notes. A copy of the Indenture has been filed as an exhibit to the registration statement of which this prospectus is a part and is available as set forth under the caption “Where You Can Find More Information.” Some defined terms used in this description but not defined below under the caption “— Certain Definitions” have the meanings assigned to them in the Indenture.

General

      The notes:

•	are general unsecured senior subordinated obligations of ERICO;

•	are subordinated in right of payment to all existing and future Senior Debt of ERICO, including under the Credit Agreement;

•	are pari passu in right of payment with all existing and future unsecured senior subordinated Indebtedness of ERICO;

•	are senior in right of payment with all existing and future Indebtedness of ERICO that is expressly subordinated in right of payment to the notes;

•	are unconditionally guaranteed on a senior subordinated basis by each Domestic Subsidiary of ERICO (other than a Securitization Entity);

•	will mature on March 1, 2012;

•	will be issued in denominations of $1,000 and integral multiples of $1,000;

•	will be represented by one or more registered notes in global form, but in certain circumstances may be represented by notes in definitive form (see “Book-Entry; Delivery and Form”); and

•	are eligible for trading in The Portal Market.

      Each Subsidiary Guarantee:

•	will be a general unsecured senior subordinated obligation of the applicable Subsidiary Guarantor;

•	will be subordinated in right of payment to all existing and future Subsidiary Guarantor Senior Debt of such Subsidiary Guarantor, including under the Credit Agreement;

•	will be pari passu in right of payment with all existing and future unsecured senior subordinated Indebtedness of such Subsidiary Guarantor; and

•	will be senior in right of payment with all existing and future Indebtedness of such Subsidiary Guarantor that is expressly subordinated in right of payment to the notes.

      The indenture provides for the issuance of additional notes, including additional notes that may be issued in exchange for ERICO’s outstanding 11% Senior Subordinated Notes due 2012 pursuant to the terms of the indenture relating to such notes, having substantially identical terms and conditions to the notes offered hereby, subject to compliance with the covenants contained in the indenture. Any such additional notes will be part of the same issue as the notes offered hereby for purposes of the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Interest

      Interest on the notes will compound semi-annually and:

•	accrue at the rate of 8 7/8% per annum;

•	accrue from the date of issuance or the most recent interest payment date;

•	be payable in cash semi-annually in arrears on March 1 and September 1, commencing on September 1, 2004;

•	be payable to the holders of record on the February 15 and August 15 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payments on the Notes

      We will pay principal of, premium, if any, and interest on the notes at the office or agency designated by ERICO in the Borough of Manhattan, The City of New York (which initially will be the corporate trust office of the trustee in New York, New York). In addition, interest may be paid at the option of ERICO on any notes not issued in global form by check mailed to the person entitled thereto as shown on the security register, subject to the right of any holder of notes in the principal amount of $500,000 or more to request payment by wire transfer.

Paying Agent and Registrar

      The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holder of the notes, and ERICO or any Restricted Subsidiary may act as paying agent or registrar.

Transfer and Exchange

      A holder may transfer or exchange notes at the office or agency designated by ERICO in the Borough of Manhattan, The City of New York (which initially will be the corporate trust office of the trustee in New York, New York), in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be made for any registration of transfer or exchange of notes, but ERICO may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. ERICO is not required to transfer or exchange any note selected for redemption. Also, ERICO is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

      The registered holder of a note will be treated as the owner of the note for all purposes.

Optional Redemption

      Except as described below, the notes are not redeemable until March 1, 2008. On and after such date, ERICO may redeem all or, from time to time, a part of the notes upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period beginning on March 1 of the years indicated below:

Year	Percentage

2008	104.438%
2009	102.219%
2010 and thereafter	100.000%

      Before March 1, 2007, ERICO may on any one or more occasions redeem in the aggregate up to 35% of the aggregate principal amount of notes issued under the indenture, including additional notes permitted under the indenture, if any, with the Net Cash Proceeds of one or more Qualified Equity Offerings at a redemption price equal to 108.875% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that

(1) at least 65% of the aggregate principal amount of notes issued under the indenture, including additional notes permitted under the indenture, if any, remains outstanding immediately after each such redemption; and

(2) any redemption occurs within 90 days after the closing of such Qualified Equity Offering (or, if later, the closing of any over-allotment option for such Qualified Equity Offering).

      In the case of any partial redemption, the trustee will select the notes for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not listed, then on a pro rata basis, by lot or by such other method as the trustee in its sole discretion will deem to be fair and appropriate; provided, however, that (1) in the case of a redemption pursuant to the immediately preceding paragraph, the trustee will select the notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to procedures of The Depository Trust Company) and (2) no note of $1,000 in original principal amount or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

Mandatory Redemption

      ERICO is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

Subordination of the Notes

      The payment of all Obligations on or relating to the notes will be subordinated in right of payment to the prior payment in full in cash or Cash Equivalents of all Obligations due in respect of Senior Debt of ERICO, including all Obligations with respect to the Credit Agreement, whether outstanding on the Issue Date or incurred after that date.

      The holders of Senior Debt will be entitled to receive payment in full in cash or Cash Equivalents of all Obligations due in respect of Senior Debt before the holders of notes will be entitled to receive any payment or distribution of any kind or character with respect to any Obligations on or relating to the notes (other than Permitted Junior Securities) in the event of any distribution to creditors of ERICO:

(1) in a total or partial liquidation, dissolution or winding up of ERICO;

(2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to ERICO or its assets;

(3) in an assignment for the benefit of creditors; or

(4) in any marshalling of ERICO’s assets and liabilities.

In addition, ERICO may not make any payment or distribution of any kind or character with respect to any Obligations on or relating to the notes or acquire any notes for cash or assets or otherwise (other than, in either case, Permitted Junior Securities), if:

(1) a payment default on any Designated Senior Debt occurs and is continuing; or

(2) any other default occurs and is continuing on Designated Senior Debt that permits holders of the Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the Representative of any Designated Senior Debt.

      Payments on and distributions with respect to any Obligations on or with respect to the notes may and shall be resumed:

(1) in the case of a payment default, upon the date on which all payment defaults are cured or waived; and

(2) in case of a nonpayment default, the earliest of (x) the date on which all such nonpayment defaults are cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received or (z) the date on which the Trustee receives notice from the Representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.

      No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice.

      No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 consecutive days. Any subsequent action or any breach of any financial covenants for a period ending after the date of delivery of the initial Payment Blockage Notice that in either case would give rise to a default pursuant to any provisions under which a default previously existed or was continuing will constitute a new default for this purpose.

      Notwithstanding anything to the contrary, payments and distributions made from the Defeasance trust established pursuant to the provisions described under “— Defeasance” will be permitted and will not be subordinated so long as the payments into the Defeasance trust were made in accordance with the requirements described under “— Defeasance” and did not violate the subordination provisions when they were made.

      ERICO must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

      As a result of the subordination provisions described above in the event of a bankruptcy, liquidation or reorganization of ERICO, holders of the notes may recover less ratably than creditors of ERICO who are holders of Senior Debt or who are trade creditors. See “Risk factors — Risks relating to the notes and this offering — Your right to receive payments on the notes is junior in right of payment to our bank and other unsubordinated indebtedness and possibly all of our future borrowings and junior to some obligations of our subsidiaries, including their guarantee of our existing and future bank or other indebtedness.”

      As of March 31, 2004, we had $23.4 million of Senior Debt and $49.0 million of undrawn borrowings available under the Credit Agreement.

Subordination of Subsidiary Guarantees

      Each Guarantee of the notes will be subordinated to Subsidiary Guarantor Senior Debt on the same basis as the notes are subordinated to Senior Debt.

Subsidiary Guarantees

      The Subsidiary Guarantors will, jointly and severally, fully, unconditionally and irrevocably guarantee on a senior subordinated basis ERICO’s Obligations under the notes and all Obligations under the indenture, as primary obligor and not merely as surety.

      Although the indenture will limit the amount of Indebtedness that the Restricted Subsidiaries may Incur, such Indebtedness may be substantial and all of it may be Indebtedness of Subsidiary Guarantors.

      Not all of ERICO’s Subsidiaries will guarantee the notes. Foreign Subsidiaries and Unrestricted Subsidiaries will not be Subsidiary Guarantors. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, these non-guarantor Subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to ERICO. The non-guarantor Subsidiaries generated 39.6% of ERICO’s consolidated revenues for the fiscal year ended

December 31, 2003, 26.7% of ERICO’s consolidated EBITDA for the fiscal year ended December 31, 2003 and held 21.6% of ERICO’s assets as of December 31, 2003.

      The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

      In the event a Subsidiary Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction, to a Person which is not ERICO or a Restricted Subsidiary of ERICO, such Subsidiary Guarantor will be released from its obligations under the indenture and its Subsidiary Guarantee if:

(1) the sale or other disposition is in compliance with the indenture, including the covenants described below under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” and “— Limitation on Sales of Capital Stock of Restricted Subsidiaries;” and

(2) all the obligations of such Subsidiary Guarantor under the Credit Agreement and related documentation and any other agreements relating to any other Indebtedness of ERICO or the Restricted Subsidiaries (other than such Subsidiary Guarantor) terminate upon consummation of such transaction.

      In addition, a Subsidiary Guarantor will be released from its obligations under the indenture, the Subsidiary Guarantee and the exchange and registration rights agreement if ERICO designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of the indenture.

Change of Control

      If a Change of Control occurs, each holder of notes will have the right to require ERICO to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s notes at a purchase price in cash equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that notwithstanding the occurrence of a Change of Control ERICO shall not be obligated to purchase the notes under a Change of Control Offer in the event that it has mailed the notice to exercise its right to redeem all of the notes under “— Optional Redemption” at any time before the requirement to consummate the Change of Control Offer.

      Within 30 days following any Change of Control, or, at the option of ERICO, before the consummation of such Change of Control but after it is publicly announced, ERICO will mail a notice (the “Change of Control Offer”) to each registered holder with a copy to the trustee stating, among other things:

(1) that a Change of Control has occurred or will occur and that such holder has the right to require ERICO to purchase such holder’s notes at a repurchase price in cash equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”);

(3) the procedures determined by ERICO, consistent with the indenture, that a holder must follow in order to have its notes repurchased; and

(4) if the notice is mailed before a Change of Control, that the Change of Control Offer is conditioned on the Change of Control occurring.

      On the Change of Control Payment Date, ERICO will, to the extent lawful:

(1) accept for payment all notes or portions of notes (equal to $1,000 or an integral multiple of $1,000) properly tendered pursuant to the Change of Control Offer;

(2) unless deposited before the Change of Control Payment Date, deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes so tendered and accepted for payment; and

(3) deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by ERICO.

      The paying agent will promptly mail to each holder of notes so tendered and accepted for payment the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered and accepted for payment, if any; provided, however, that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

      ERICO will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by ERICO, and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

      ERICO will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the change of control provisions of the indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of the indenture, ERICO will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the indenture by virtue of the conflict.

      The Change of Control provisions described above will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders to require that ERICO repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

      ERICO’s ability to repurchase notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would constitute a default under the Credit Agreement. In addition, certain events that may constitute a Change of Control under the Credit Agreement and cause a default thereunder may not constitute a Change of Control under the indenture. Future Indebtedness of ERICO and its subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require ERICO to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on ERICO. Finally, ERICO’s ability to pay cash to the holders upon a repurchase may be limited by ERICO’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

      The agreements governing our outstanding Senior Debt will prohibit us from purchasing any notes, and also provide that some change of control events with respect to us would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Debt to which ERICO becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when ERICO is prohibited from purchasing notes, ERICO could seek the consent of our senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain the prohibition. If ERICO does not obtain a consent or repay the borrowings, ERICO will remain unable to purchase notes. In that case, our failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the Senior Debt. In these circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

      The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving ERICO by increasing the capital required to effect such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the assets of ERICO and the Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of a person. As a result, it may be unclear as to whether a Change of Control has occurred and whether ERICO is required to make an offer to repurchase the notes as described above.

      The provisions under the indenture relative to ERICO’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the outstanding notes (other than Affiliates of ERICO).

Certain Covenants

      Limitation on Indebtedness, Disqualified Stock and Preferred Stock of Restricted Subsidiaries. ERICO will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness, issue any Disqualified Stock or, with respect to any Restricted Subsidiary, issue any Preferred Stock to anyone other than ERICO or a Restricted Subsidiary; provided, however, that (i) ERICO, any Subsidiary Guarantor or any Securitization Entity that is a Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue Disqualified Stock, and (ii) any Restricted Subsidiary that is not a Subsidiary Guarantor may Incur Acquired Indebtedness, in either case, if:

(a) the Consolidated Coverage Ratio for ERICO and the Restricted Subsidiaries is at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) as if such additional Indebtedness had been Incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of the applicable period for which the Consolidated Coverage Ratio is measured; and

(b) no Default has occurred and is continuing or would occur as a consequence of Incurring the Indebtedness (this proviso, the “Coverage Ratio Exception”).

      The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness (collectively, “Permitted Indebtedness”):

(1) Indebtedness represented by the notes issued on the Issue Date, and any notes and related Subsidiary Guarantees issued in exchange for the notes and related Subsidiary Guarantees pursuant to the Registration Rights Agreement;

(2) Indebtedness existing on the Issue Date;

(3) any Refinancing Indebtedness Incurred in respect of any Indebtedness Incurred pursuant to the first paragraph of this covenant, or pursuant to clause (1), (2) or this clause (3) of this paragraph;

(4) Indebtedness Incurred, whether before, on or after the Issue Date, pursuant to the Credit Agreement and/or pursuant to a Permitted Securitization Transaction in an aggregate principal amount not to exceed the greater of:

(a) $90.0 million at any time outstanding, less the aggregate principal amount of all mandatory prepayments of principal and commitment reductions made from Net Available Cash from Asset Dispositions, in each case permanently reducing the commitments thereunder; and

(b) the sum of (x) 65% of the book value of the inventory of ERICO and its Restricted Subsidiaries and (y) 85% of the book value of the accounts receivable of ERICO and its Restricted Subsidiaries, in each case as determined as of the last day of the most recent fiscal quarter for which internal financial statements are in existence.

(5) Indebtedness owed by ERICO or any Restricted Subsidiary to ERICO or any Restricted Subsidiary; provided, however, that

(a) any such Indebtedness owed by ERICO shall be expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes, and any such Indebtedness owed by any Subsidiary Guarantor shall be expressly subordinated to the prior payment in full in cash of all obligations with respect to the Subsidiary Guarantee of such Subsidiary Guarantor; and

(b) if such Indebtedness is subsequently held by a person other than ERICO or any Restricted Subsidiary, the obligor of such Indebtedness shall be deemed to have Incurred Indebtedness not permitted by this clause (5);

(6) the Guarantee by ERICO or any Restricted Subsidiary of Indebtedness of ERICO or a Subsidiary Guarantor; provided, however, that the Indebtedness being Guaranteed is, or was at the time of issuance, permitted to be Incurred by another provision of the indenture;

(7) Indebtedness under Currency Agreements, Commodity Agreements and Interest Rate Agreements; provided, however, that (x) in the case of Currency Agreements or Commodity Agreements, such Currency Agreements or Commodity Agreements are related to business transactions of ERICO or any Restricted Subsidiary entered into in the ordinary course of business and (y) such Currency Agreements or Commodity Agreements and Interest Rate Agreements are entered into for bona fide hedging purposes of ERICO or any Restricted Subsidiary and not for purposes of speculation;

(8) Capitalized Lease Obligations and Purchase Money Indebtedness (in each case other than in connection with any Sale and Leaseback Transaction), and Refinancing Indebtedness thereof, in an aggregate principal amount not to exceed $7.5 million at any time outstanding;

(9) Indebtedness of ERICO and its Restricted Subsidiaries, to the extent the proceeds thereof are immediately used after the Incurrence thereof to purchase notes tendered in an offer to purchase made as a result of a Change of Control;

(10) Indebtedness of ERICO or any Restricted Subsidiary represented by letters of credit and guarantees for the account of ERICO or any Restricted Subsidiary, as the case may be, in order to provide security for workers’ compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business, and other Indebtedness with respect to workers’ compensation claims, self-insurance obligations, performance, surety and similar bonds and completion guarantees provided by ERICO or any Restricted Subsidiary in the ordinary course of business;

(11) Indebtedness in respect of trade and standby letters of credit, performance bonds, bankers’ acceptances and surety or appeal bonds issued for the account of ERICO or any Restricted Subsidiary in the ordinary course of its business;

(12) indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the disposition of any business, assets or capital stock of ERICO or any Restricted Subsidiary (including, without limitation, earnout provisions), provided, however, that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by ERICO and the Restricted Subsidiaries in connection with such disposition;

(13) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of Incurrence;

(14) Acquired Indebtedness; provided, however, that the aggregate principal amount of such Acquired Indebtedness pursuant to this clause (14) shall not exceed $10.0 million at any time outstanding;

(15) Indebtedness (other than Senior Debt) Incurred to purchase, repurchase, redeem or otherwise acquire ERICO’s outstanding 11% Senior Subordinated Notes due 2012 pursuant to the terms of the indenture relating thereto at a purchase, repurchase or other acquisition price not to exceed 101% of the outstanding principal amount thereof, plus accrued and unpaid interest thereon if any; provided, the maturity date of any such Indebtedness shall not be prior to the Stated Maturity of the notes; and

(16) in addition to the Indebtedness referred to in clauses (1) through (15) above, Indebtedness in an aggregate principal amount not to exceed $25.0 million at any time outstanding.

      The outstanding principal amount of any particular Indebtedness shall be counted only once and any obligation arising under any Guarantee, Lien, letter of credit or similar instrument supporting such

Indebtedness shall be disregarded, so long as the obligor is permitted to Incur such obligation. In the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (2) through (16) of the definition of “Permitted Indebtedness” or is entitled to be Incurred pursuant to the Coverage Ratio Exception, ERICO shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant (provided, however, that all Indebtedness outstanding under the Credit Agreement on the Issue Date shall be deemed to have been incurred pursuant to clause (3) of the definition of “Permitted Indebtedness”) and, in ERICO’s sole discretion, may later reclassify such item into any one or more of the categories of Permitted Indebtedness described in clauses (2) through (16) of the definition of “Permitted Indebtedness” or the Coverage Ratio Exception (provided, however, that at the time of reclassification it meets the criteria in such category or categories). The amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

      Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness.

      Accrual of interest, accrual of dividends, fluctuations in exchange rates and commodity prices and the accretion of accreted value will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (1) the accreted value of the Indebtedness in the case of any Indebtedness issued with original issue discount and (2) the principal amount or liquidation preference thereof, together with any interest and dividends thereon that is more than 30 days past due, in the case of any other Indebtedness.

      For purposes of determining compliance of any non-U.S. dollar-denominated Indebtedness with this covenant, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided, however, that if such Indebtedness is Incurred to Refinance other Indebtedness denominated in the same or different currency, and such Refinancing would cause the applicable U.S. dollar- denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such Refinancing, such U.S. dollar- denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being Refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be incurred pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

      In addition, ERICO will not permit any Unrestricted Subsidiary to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of ERICO as of such time (and, if such Indebtedness is not permitted to be Incurred as of such time under the “Limitation on Indebtedness” covenant, ERICO shall be in Default of such covenant).

      Limitations on Layering Indebtedness. ERICO will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) senior to the notes or the Subsidiary Guarantee of such Restricted Subsidiary and subordinated to any other Indebtedness of ERICO or of such Restricted Subsidiary, as the case may be.

      Limitation on Restricted Payments. ERICO will not, and will not permit any Restricted Subsidiary, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving ERICO or any Restricted Subsidiary) except:

(a) dividends or distributions payable in Qualified Stock or in options, warrants or other rights to purchase Qualified Stock; and

(b) dividends or distributions payable to ERICO or a Restricted Subsidiary of ERICO (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis);

(2) repurchase, redeem or otherwise acquire or retire for value any Capital Stock of ERICO, Holdings, Global or any Restricted Subsidiary or options, warrants or other rights to purchase Capital Stock of ERICO, Holdings, Global or any Restricted Subsidiary held by Persons other than ERICO or a Restricted Subsidiary of ERICO (other than in exchange for Qualified Stock);

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, before scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations; or

(4) make any Restricted Investment in any person

(any of the foregoing referred to in clauses (1) through (4) shall be referred to herein as a “Restricted Payment”), if at the time ERICO or such Restricted Subsidiary makes such Restricted Payment or immediately after giving effect thereto:

(a) a Default or Event of Default has occurred and is continuing (or would result from such Restricted Payment);

(b) ERICO is not able to Incur an additional $1.00 of Indebtedness pursuant to the Coverage Ratio Exception; or

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date (other than Restricted Payments made pursuant to clauses (2) through (8) and (11) through (16) set forth in the next paragraph, which shall not be included in the calculation of the amount of Restricted Payments) would exceed the sum of:

(i) 50% of Consolidated Net Income for the period (treated as one accounting period) from the first day of the fiscal quarter in which the Issue Date occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which internal financial statements are available (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit); plus

(ii) 100% of the aggregate Net Cash Proceeds received after the Issue Date by ERICO or its Restricted Subsidiaries from the (A) issuance and sale of Qualified Stock by ERICO or its Restricted Subsidiaries or capital contributions to ERICO or (B) issuance and sale of Disqualified Stock or Indebtedness of ERICO or its Restricted Subsidiaries that has been converted into or exchanged by ERICO or its Restricted Subsidiaries for Qualified Stock of ERICO or a Restricted Subsidiary, less the amount of any cash, or the fair market value of any other assets, distributed by ERICO or any Restricted Subsidiary upon such conversion or exchange (other than Net Cash Proceeds received from an issuance and sale of Capital Stock to or capital contributions from (x) ERICO or a Subsidiary of ERICO or (y) an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or Guaranteed by ERICO or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); plus

(iii) to the extent not otherwise included in the calculation of Consolidated Net Income for purposes of clause (i) above, 100% of (x) any amount received in cash or Marketable Securities (upon conversion thereof to cash within 30 days of receipt thereof) by ERICO or any Restricted Subsidiary as dividends, distributions or return of capital from, or payment of interest or principal on any loan or advance to, and (y) the aggregate amount of cash or Marketable Securities (upon conversion thereof to cash within 30 days of receipt thereof) received by ERICO or any Restricted Subsidiary upon the sale or other disposition of the investee (other than an Unrestricted Subsidiary) of any Investment made by ERICO and the Restricted Subsidiaries since the Issue Date (other than from an Investment in a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any investee (other than an

Unrestricted Subsidiary), the aggregate amount of Restricted Investments previously made by ERICO or any Restricted Subsidiary in such investee subsequent to the Issue Date; plus

(iv) to the extent not otherwise included in the calculation of Consolidated Net Income for purposes of clause (i) above, 100% of (x) any amount received in cash by ERICO or any Restricted Subsidiary as dividends, distributions or return of capital from, or payment of interest or principal on any loan or advance to, or the Net Cash Proceeds received upon the sale or other disposition of the Capital Stock of, an Unrestricted Subsidiary of ERICO and (y) the fair market value of the net assets of an Unrestricted Subsidiary of ERICO, at the time such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary or is merged, consolidated or amalgamated with or into, or is liquidated into, ERICO or any Restricted Subsidiary, multiplied by ERICO’s proportionate equity interest in such Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the aggregate amount of Restricted Investments previously made by ERICO or any Restricted Subsidiary in such Unrestricted Subsidiary subsequent to the Issue Date.

      The provisions of the preceding paragraph will not prohibit:

(1) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this “Limitation on Restricted Payments” covenant;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Capital Stock of ERICO, Holdings or Global or Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent issuance and sale of, Qualified Stock (other than Capital Stock issued or sold to a Subsidiary of ERICO or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or Guaranteed by ERICO, Holdings or Global or any Restricted Subsidiary unless such loans have been repaid with cash prior to the date of determination) or a substantially concurrent cash capital contribution to ERICO; provided, however, that the Net Cash Proceeds from such sale will be excluded from clause (c)(ii) of the preceding paragraph;

(3) payments to Holdings or Global for the purpose of permitting, and in an amount equal to the amount required to permit, Holdings or Global to redeem or repurchase its common equity or options in respect thereof from employees of ERICO, Holdings, or Global or their Subsidiaries; provided, however, that all such redemptions or repurchases pursuant to this clause (3) shall not exceed $1,000,000 in any fiscal year (which amount shall be increased by the amount of any net cash proceeds received from the sale since the Issue Date of Capital Stock (other than Disqualified Capital Stock) to members of ERICO’s, Holdings’ or Global’s management team and by the cash proceeds of any “key man” life insurance policies which are used to make such redemptions or repurchases) since the Issue Date; provided, further, that the cancellation of indebtedness owing to ERICO from members of management of ERICO, Holdings or Global or any Restricted Subsidiary in connection with any such repurchase of Capital Stock (or warrants or options or rights to acquire such Capital Stock) will not be deemed to constitute a Restricted Payment under the indenture;

(4) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of, Subordinated Obligations that qualify as Refinancing Indebtedness;

(5) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof; provided, however, that such repurchases will be excluded from subsequent calculations of the amount of Restricted Payments;

(6) so long as no Default or Event of Default has occurred and is continuing, any purchase, repurchase, redemption or other acquisition of Subordinated Obligations from Net Available Cash to the extent not otherwise required to be applied pursuant to the “Limitation on Sales of Assets and Subsidiary Stock” covenant; provided, however, that such purchase, repurchase, redemption of other acquisition will be excluded in the calculation of the amount of Restricted Payments;

(7) so long as no Default or Event of Default has occurred and is continuing (or would result therefrom) loans or advances to employees or directors of ERICO or any Subsidiary of ERICO the proceeds of which are used to purchase Qualified Stock (or repurchases of such Capital Stock in exchange for cancellation of such loans or advances), in an aggregate amount not in excess of $1.0 million at any one time outstanding; provided, however, that (a) the amount of such loans and advances will be included in the calculation of the amount of Restricted Payments and (b) the Net Cash Proceeds from any such sale of Qualified Stock of ERICO will be excluded from clause (c)(ii) of the preceding paragraph;

(8) any purchase, repurchase, redemption of other acquisition of (a) Disqualified Stock of ERICO made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock of ERICO that qualifies as Refinancing Indebtedness or (b) Disqualified Stock of a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock of such Restricted Subsidiary or ERICO that qualifies as Refinancing Indebtedness; provided, however, in each case under this clause (8) that (i) such Refinancing Indebtedness is not issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by ERICO or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination, (ii) at the time of such exchange, no Default or Event of Default shall have occurred and be continuing or would result therefrom and (iii) such purchase, repurchase, redemption or other acquisition will be excluded in the calculation of the amount of Restricted Payments;

(9) upon the occurrence of a Change of Control and within 60 days after the completion of the offer to repurchase the notes pursuant to the covenant described under “Change of Control” above (including the purchase of all notes tendered), any purchase, repurchase, redemption or other acquisition of Subordinated Obligations required pursuant to the terms thereof as a result of such Change of Control at a purchase, repurchase, redemption or other acquisition price not to exceed 101% of the outstanding principal amount thereof, plus accrued and unpaid interest thereon, if any; provided, however, that (a) at the time of such purchase, repurchase, redemption or other acquisition, no Default shall have occurred and be continuing (or would result therefrom), (b) ERICO would be able to Incur an additional $1.00 of Indebtedness pursuant to the Coverage Ratio Exception after giving pro forma effect to such Restricted Payment, (c) such purchase, repurchase, redemption or other acquisition is not made, indirectly or indirectly, from the proceeds of (or made in anticipation of) any Incurrence of Indebtedness by ERICO or any Subsidiary and (d) such purchase, repurchase, redemption or other acquisition will be included in the calculation of the amount of Restricted Payments;

(10) purchases of Capital Stock of Restricted Subsidiaries from minority Holders (other than Affiliates of ERICO); provided, however, that upon giving effect to any such purchase of Capital Stock of any Restricted Subsidiary, such Subsidiary shall be a Subsidiary Guarantor; provided further, however, that such purchases will be included in the calculation of the amount of Restricted Payments;

(11) any Investment made by the exchange for, or out of the proceeds of, a capital contribution in respect of or the substantially concurrent sale of, Capital Stock (other than Disqualified Stock) of ERICO, Holdings or Global to the extent the net cash proceeds thereof are received by, or contributed to, ERICO (other than from a Restricted Subsidiary of ERICO);

(12) payments to Holdings or Global in respect of taxes pursuant to the terms of any tax sharing agreement or arrangement which provide for payments by ERICO or any of its Restricted Subsidiaries thereunder in amounts not in excess of the tax payments that ERICO and its consolidated Subsidiaries would be required to pay on a stand-alone basis plus up to $250,000 per annum to pay state and local taxes of Holdings or Global;

(13) the making of distributions, loans, management fees or advances to Holdings or Global (a) in an amount not to exceed $500,000 per annum in order to permit Holdings and Global to pay ordinary operating expenses of Holdings and Global, (including, without limitation, directors-fees, indemnification obligations, professional fees and expenses) and (b) in an amount not to exceed $2.0 million per annum in order to permit Holdings and Global to pay salary, bonus or other compensation to executive officers of Holdings and Global who provide services to ERICO and its Restricted Subsidiaries;

(14) Restricted Payments in an amount not to exceed $10.0 million in the aggregate;

(15) dividends or distributions of up to $25.0 million of proceeds of the Notes offered hereby to Holdings and then Global to make a distribution to the holders of shares of Global’s Class L common stock; and

(16) payments of intercompany Subordinated Obligations, the Incurrence of which was permitted under clause (5) of the covenant described under “— Limitation on Indebtedness, Disqualified Stock and Preferred Stock of Restricted Subsidiaries;” provided, however, that no Default has occurred and is continuing or would otherwise result therefrom; provided, further, however, that such payments shall be excluded from the calculation of the amount of Restricted Payments.

      The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by ERICO or any Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively by the Board of Directors acting in good faith, whose resolution with respect thereto shall be delivered to the trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value is estimated to exceed $10.0 million.

      Limitation on Liens. ERICO will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur or suffer to exist any Lien (other than Permitted Liens) upon any of its respective assets (including Capital Stock), whether owned on the date of the indenture or acquired after that date, which Lien secures any Indebtedness that ranks equally with, or is subordinate to the notes or any Subsidiary Guarantee in right of payment, unless contemporaneously with the incurrence of such Lien, effective provision is made to secure the Indebtedness due under the indenture and the notes or any Subsidiary Guarantees equally and ratably with or prior to such obligation with a Lien on the same collateral for so long as such obligation is secured by such Lien; provided, however, that, in the case of any Lien securing an obligation that is subordinated in right of payment to the notes or a Subsidiary Guarantee, the Lien securing such Obligations, will also be subordinated by its terms to the notes or such Subsidiary Guarantee, as the case may be, at least to the same extent.

      Limitation on Restrictions on Distributions From Restricted Subsidiaries. ERICO will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to ERICO or any Restricted Subsidiary;

(2) make any loans or advances to ERICO or any Restricted Subsidiary; or

(3) transfer any of its property or assets to ERICO or any Restricted Subsidiary.

      The preceding provisions will not prohibit:

(i) any encumbrance or restriction pursuant to the indenture or an agreement in effect at or entered into on the date of the indenture (including, without limitation, the indenture and the Credit Agreement in effect on such date) or any encumbrance or restriction pursuant to any Indebtedness Incurred after the Issue Date no more restrictive, taken as a whole, than the encumbrances or restrictions pursuant to the Credit Agreement or the indenture;

(ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by a Restricted Subsidiary before the date on which such Restricted Subsidiary was acquired by ERICO (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted

Subsidiary or was acquired by ERICO or in contemplation of such transaction) and outstanding on such date;

(iii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to Refinancing Indebtedness or Indebtedness under the Credit Agreement Incurred in compliance with the terms of the indenture to refinance Indebtedness pursuant to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment complying with the terms of the indenture to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or amendment are no less favorable, taken as a whole, in any material respect to the holders of the notes than the encumbrances and restrictions contained in such agreements referred to in clauses (i) and (ii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary, whichever is applicable or are ordinary and customary for a financing of that type and would not materially adversely affect our ability to make payments on the notes (in each case as determined in good faith by our Board of Directors);

(iv) in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

(A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract entered into in the ordinary course of business, or the assignment or transfer of any such lease, license or other contract;

(B) contained in mortgages, pledges or other security agreements securing Indebtedness of ERICO or a Restricted Subsidiary Incurred in compliance with the terms of the indenture to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements;

(C) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of ERICO or any Restricted Subsidiary;

(v) purchase money obligations for property acquired in the ordinary course of business that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(vi) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(vii) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order of any governmental authority or court of law;

(viii) any restriction with respect to a Restricted Subsidiary contained in any agreement or instrument governing Capital Stock (other than Disqualified Stock) of any Restricted Subsidiary that is in effect on the date such Restricted Subsidiary is acquired by ERICO (and is not incurred in contemplation of such transaction);

(ix) any restriction on the ability of a Foreign Subsidiary to make dividends or other distributions resulting from the operation of reasonable financial covenants contained in documentation governing Indebtedness of such Foreign Subsidiary permitted under clause (3) of the second paragraph of “— Limitations on Indebtedness.”;

(x) provisions in agreements or instruments which prohibit the payment of dividends or the making of other distributions with respect to any class of Capital Stock of any Person other than on a pro rata basis;

(xi) any encumbrance or restriction on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(xii) any agreement or instrument placing contract restrictions or restrictions applicable only to a Securitization Entity effected in connection with or Liens on receivables or related assets which are the subject of, a Permitted Securitization Transaction.

      Limitation on Sales of Assets and Subsidiary Stock. ERICO will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless:

(1) ERICO or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Disposition at least equal to the fair market value, as determined in good faith by the Board of Directors (including as to the value of all non-cash consideration), of the assets subject to such Asset Disposition;

(2) at least 75% of the consideration from such Asset Disposition received by ERICO or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash:

(a) to prepay, repay or purchase Senior Debt or Subsidiary Guarantor Senior Debt, including, without limitation, obligations under the Credit Agreement; provided, however, that, in connection with any such prepayment, repayment or purchase, ERICO will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased;

(b) to repay any Indebtedness (other than payments made on any revolving credit facility Indebtedness where the underlying commitment is not permanently reduced) that was secured by the assets sold in such Asset Disposition; and/or

(c) to invest in Additional Assets.

      Any Net Available Cash from Asset Dispositions that is not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” On the 361st day after the later of the date of an Asset Disposition or the receipt of Net Available Cash, if the aggregate amount of Excess Proceeds exceeds $5.0 million, ERICO will be required to make an offer (“Asset Disposition Offer”) not less than 30 nor more than 60 days from such date to all holders of notes and to the extent required by the terms of other Pari Passu Indebtedness, to all holders of other Pari Passu Indebtedness outstanding with similar provisions requiring ERICO to make an offer to repurchase such Pari Passu Indebtedness with the proceeds from any Asset Disposition (“Pari Passu Notes”), to repurchase the maximum principal amount of notes and any such Pari Passu Notes to which the Asset Disposition Offer applies that may be repurchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase and the offer price for the Pari Passu Notes, in accordance with the procedures set forth in the indenture or the agreements governing the Pari Passu Notes, as applicable, in each case in integral multiples of $1,000. To the extent that the aggregate amount of notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, ERICO may use any remaining Excess Proceeds for general corporate purposes, subject to the other covenants contained in the indenture. If the aggregate principal amount of notes surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the trustee shall select the notes and Pari Passu Notes to be repurchased on a pro rata basis on the basis of the aggregate principal amount of tendered notes and Pari Passu Notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

      The Asset Disposition Offer will remain open for a period of 20 business days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five business days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), ERICO will repurchase the principal amount of notes and Pari Passu Notes required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all notes and Pari Passu Notes validly tendered in response to the Asset Disposition Offer.

      On or before the Asset Disposition Purchase Date, ERICO will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of notes and Pari Passu Notes or portions of notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all notes and Pari Passu Notes so validly tendered and not properly withdrawn, in each case in integral multiples of $1,000. ERICO will deliver to the trustee an officers’ certificate stating that such notes or portions thereof were accepted for payment by ERICO in accordance with the terms of this covenant and, in addition, ERICO will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. ERICO or the paying agent, as the case may be, will promptly (but in any case not later than five business days after the termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of notes or holder or lender of Pari Passu Notes, as the case may be, an amount equal to the repurchase price of the notes or Pari Passu Notes so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by ERICO for purchase, and ERICO will promptly issue a new note, and the trustee, upon delivery of an officers’ certificate from ERICO, will authenticate and mail or deliver such new note to such holder, in a principal amount equal to any unpurchased portion of the note surrendered; provided, however, that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000. In addition, ERICO will take any and all other actions required by the agreements governing the Pari Passu Notes. Any note not so accepted will be promptly mailed or delivered by ERICO to the holder thereof. ERICO will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

      For the purposes of this covenant, the following will be deemed to be cash:

(1) the assumption by the transferee of Indebtedness (other than Subordinated Obligations or Disqualified Stock) of ERICO or of any Restricted Subsidiary of ERICO that is a Subsidiary Guarantor and the release of ERICO or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case ERICO will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with clause (3)(a) above); and

(2) notes or other securities received by ERICO or any Restricted Subsidiary of ERICO from the transferee that are converted by ERICO or such Restricted Subsidiary into cash within 90 days after receipt thereof.

      ERICO will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, ERICO will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the indenture by virtue of any conflict.

      Limitation on Affiliate Transactions. ERICO will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with or for the benefit of any Affiliate of ERICO (an “Affiliate Transaction”) unless:

(1) the terms of such Affiliate Transaction are no less favorable to ERICO or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a person that is not an Affiliate;

(2) in the event such Affiliate Transaction involves an aggregate amount in excess of $2.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of ERICO and by a majority of the disinterested members of such Board of Directors, if any (and such majority or majorities, as the case maybe, determine that such Affiliate Transaction satisfies the criteria in clause (1) above); and

(3) in the event such Affiliate Transaction involves an aggregate amount in excess of $15.0 million, ERICO has received a written opinion from an independent investment banking, accounting or appraisal firm of nationally recognized standing that such Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a person that is not an Affiliate.

      The preceding paragraph will not apply to:

(1) transactions exclusively between or among ERICO and/or any of its Restricted Subsidiaries or between or among Restricted Subsidiaries; provided, however, in each case, such transaction is not otherwise prohibited by the indenture and that no Affiliate of ERICO (other than another Restricted Subsidiary) owns Capital Stock in any such Restricted Subsidiary;

(2) any agreement in effect on the Issue Date as in effect on the Issue Date or as thereafter amended in a manner which is, taken as a whole, in the good faith judgment of the Board of Directors of ERICO, not materially less favorable to ERICO or such Restricted Subsidiary than the original agreement as in effect on the Issue Date;

(3) any directors’ fees, employment, compensation, benefit, incentive, indemnity or similar agreements, arrangements or plans in respect of any officer, director, employee or consultant of ERICO, Holdings or Global or any Restricted Subsidiary entered into in the ordinary course of business;

(4) loans and advances permitted by clause (7) of the definition of “Permitted Investments”;

(5) any transaction with an Unrestricted Subsidiary in the ordinary course of business that complies with the requirements of clause (1) of the first paragraph of this covenant;

(6) the performance of obligations of ERICO or any of its Restricted Subsidiaries under the terms of any agreement to which ERICO or any of its Restricted Subsidiaries is a party on the Issue Date and identified on a schedule to the indenture on the Issue Date, as these agreements may be amended, modified or supplemented from time to time in compliance with the first paragraph of this covenant;

(7) customary commercial banking, investment banking, underwriting, placement agent or financial advisory fees paid in connection with services rendered to ERICO or the Restricted Subsidiaries in the ordinary course of business that complies with the requirements of clause (1) of the first paragraph of this covenant;

(8) management fees paid to CVC up to $2.0 million per year;

(9) purchase, lease, supply or similar agreements entered into in the ordinary course of business between ERICO or any Restricted Subsidiaries and any Unrestricted Subsidiary or any Affiliate, so long as a majority of the disinterested directors determine that any such agreement is on terms no less favorable to ERICO or the Restricted Subsidiary, as applicable, than those that could have been obtained in a comparable arm’s-length transaction with Person that is not an Affiliate;

(10) the issuance and sale of Qualified Stock;

(11) notwithstanding anything in the contrary in clause (9) above, transactions entered into in the ordinary course of business with any portfolio company of CVC or ERICO solely because CVC or ERICO owns an equity interest in such Person;

(12) any Restricted Payment (other than a Restricted Investment), Permitted Investment or Permitted Lien permitted to be made pursuant to the covenants described under “— Limitation on Restricted Payments” and “— Limitation on Liens”; and

(13) any transaction between or among ERICO, any Restricted Subsidiary and/or any Securitization Entity effected in connection with a Permitted Securitization Transaction.

      Limitation on Sales of Capital Stock of Restricted Subsidiaries. ERICO will not, and will not permit any Restricted Subsidiary (other than a Securitization Entity) to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Restricted Subsidiary or to issue any Capital Stock of any Restricted Subsidiary (other than, if necessary, shares of Capital Stock constituting directors’ qualifying shares) to any person except:

(1) to ERICO or a Wholly-Owned Subsidiary; or

(2) in compliance with the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock” and immediately after giving effect to such issuance or sale, such Restricted Subsidiary either continues to be a Restricted Subsidiary or if such Restricted Subsidiary would no longer be a Restricted Subsidiary, then the Investment of ERICO in such person (after giving effect to such issuance or sale) would have been permitted to be made under the covenant described under “— Limitation on Restricted Payments” as if made on the date of such issuance or sale.

      Notwithstanding the preceding paragraph, ERICO may sell all the Capital Stock of a Restricted Subsidiary as long as ERICO complies with the terms of the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock” and may create Liens that are Permitted Liens.

      Future Subsidiary Guarantors. If, after the Issue Date, (a) ERICO or one or more of its Restricted Subsidiaries (other than a Securitization Entity) shall acquire or create another Subsidiary and such Subsidiary, either on or at any time after such acquisition or creation, has total assets with a book value in excess of $1.0 million at the end of any fiscal quarter (other than (x) a Subsidiary that has been designated an Unrestricted Subsidiary or (y) a Foreign Subsidiary) or (b) any Unrestricted Subsidiary is redesignated a Restricted Subsidiary (other than a Foreign Subsidiary), then, in each such case, the Issuer shall cause such Restricted Subsidiary (other than a Securitization Entity) to:

(1) execute and deliver to the Trustee (x) a supplemental indenture in form and substance satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any and interest on the notes on a senior subordinated basis and (y) a notation of guarantee in respect of its Subsidiary Guarantee; and

(2) deliver to the Trustee one or more Officer’s Certificate or if requested by the Trustee, opinions of counsel that such supplemental indenture (x) has been duly authorized, executed and delivered by such Restricted Subsidiary and (y) constitutes a valid and legally binding obligation of such Restricted Subsidiary in accordance with its terms.

      Each Guarantee will be limited in amount to an amount not to exceed the maximum amount that may be guaranteed by the applicable Subsidiary Guarantor without rendering such Guarantee voidable under applicable law relating to fraudulent conveyance, fraudulent transfer or similar laws affecting creditors’ rights generally.

      SEC Reports. Notwithstanding that ERICO may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, ERICO will file with the Commission, and provide to the trustee and the holders of the notes, the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act within the time periods specified therein, provided, however, that availability of the foregoing materials on the SEC’s EDGAR service shall be deemed to satisfy ERICO’s delivery obligations hereunder. In the event that ERICO is not permitted to file such reports, documents and information with the Commission pursuant to the Exchange Act, ERICO will nevertheless provide such Exchange Act information to the trustee and the holders of the notes as if ERICO were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods specified therein.

      If ERICO has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of ERICO and the Restricted Subsidiaries.

      Merger, Consolidation, Etc. ERICO will not consolidate with or merge with or into, or sell, lease, convey, assign, transfer or otherwise dispose of all or substantially all its assets to, any person, unless:

(1) the resulting, surviving or transferee person (the “Successor Company”) will be a corporation or limited liability company organized and existing under the laws of the United States of America, any State of the United States of America or the District of Columbia and the Successor Company (if not ERICO) will expressly assume, by supplemental indenture, executed and delivered to the trustee, in form satisfactory to the trustee, all the obligations of ERICO under the notes, the indenture and the exchange and registration rights agreement;

(2) immediately after giving effect to such transaction (including any Indebtedness Incurred and Liens Incurred or granted in connection therewith), no Default has occurred and is continuing;

(3) immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the Coverage Ratio Exception;

(4) each Subsidiary Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such person’s obligations in respect of the indenture and the notes and its obligations under the exchange and registration rights agreement shall continue to be in effect; and

(5) ERICO shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

      Except as provided in the fourth paragraph under the caption “— Subsidiary guarantees,” no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the Successor Company) another person, whether or not Affiliated with such Subsidiary Guarantor, unless:

(1) the Successor Company will be a corporation or limited liability company organized and existing under the laws of the United States of America, any State of the United States of America or the District of Columbia and the Successor Company (if not such Subsidiary Guarantor) will expressly assume, by supplemental indenture, executed and delivered to the trustee, in form satisfactory to the trustee, all the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee of such Subsidiary Guarantor and the exchange and registration rights agreement; and

(2) immediately after giving effect to such transaction (including any Indebtedness Incurred and Liens Incurred or granted in connection therewith), no Default has occurred and is continuing.

      Upon any consolidation or merger of ERICO or a Subsidiary Guarantor, or any transfer of all or substantially all of the assets of ERICO in accordance with the foregoing, in which ERICO or such Subsidiary Guarantor is not the continuing obligor under the notes or its Subsidiary Guarantee, as the case may be, the Surviving Company formed by such consolidation or into which ERICO or such Subsidiary Guarantor is merged or to which the conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, ERICO or such Subsidiary Guarantor under the indenture, the notes and the Subsidiary Guarantees with the same effect as if such Surviving Company had been named therein as ERICO or such Subsidiary Guarantor and, in the case of a conveyance, transfer or lease of all or substantially all of the assets of ERICO or any Subsidiary Guarantor that complies with this covenant, ERICO or such Subsidiary Guarantor, as the case may be, will be released from the obligation to pay the principal of and interest on the Notes or in respect of its Subsidiary Guarantee, as the case may be, and all of ERICO’s or such Subsidiary Guarantor’s other obligations and covenants under the Notes, the indenture and its Subsidiary Guarantee. Upon any transfer of less than substantially all of the assets of ERICO or any Subsidiary Guarantor or any transfer that does not otherwise comply with this covenant, ERICO or such Subsidiary Guarantor, as the case may be, shall not be released from its obligations under the Notes, the indenture or its Subsidiary Guarantee, as the case may be.

      For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the assets of one or more Subsidiaries of ERICO, which assets, if held by ERICO instead of such Subsidiaries, would constitute all or substantially all of the assets of ERICO on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the assets of ERICO.

      Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a person.

      Notwithstanding clause (3) of the first paragraph of this covenant, (x) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its assets to ERICO or a Wholly-Owned Subsidiary of ERICO and (y) ERICO may merge with an Affiliate incorporated solely for the purpose, and with the effect, of reincorporating ERICO in another jurisdiction to realize tax or other benefits provided, that in each case, (1) the applicable conditions set forth in this covenant (other than the condition set forth in clause (3) of the first paragraph of this covenant) shall have been satisfied and (2) ERICO shall have delivered to the Trustee an opinion of counsel in the United States acceptable to the Trustee or the Holders of the Notes, as applicable, confirming that the Holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of any such consolidation, merger, or transfer and will be subject to Federal income tax in the same manner and at the same times as would have been the case if such consolidation, merger, or transfer had not occurred.

      Limitation on Lines of Business. ERICO will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Events of Default

      Each of the following is an “Event of Default”:

(1) default by ERICO in any payment of interest or liquidated damages (as required by the exchange and registration rights agreement) on any note when due and payable, continued for 30 days (whether or not such payment is prohibited by the subordination provisions of the indenture);

(2) default by ERICO in the payment of principal of or premium, if any, on any note when due and payable at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise (whether or not such payment is prohibited by the subordination provisions of the indenture);

(3) failure by ERICO or any Subsidiary Guarantor to comply with its obligations described under “— Certain Covenants — Merger, Consolidation Etc.”;

(4) failure by ERICO to comply for 30 days after the notice specified below with any of its obligations under the covenants described under “— Change of Control” or “— Certain Covenants” above and certain other covenants (in each case, other than a failure to repurchase notes when required pursuant to the covenants described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” and “— Change of Control,” which will constitute an Event of Default under clause (2) above, and other than a failure to comply with “— Certain Covenants — Merger, Consolidation Etc.,” which will constitute an Event of Default under clause (3) above);

(5) failure by ERICO to comply for 60 days after the notice specified below with its other agreements contained in the indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by ERICO or any Restricted Subsidiary (or the payment of which is Guaranteed by ERICO or any Restricted Subsidiary), other than Indebtedness owed to ERICO or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists or is created after the date of the indenture, which default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness before the expiration of the grace period provided in such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness before its maturity (and such acceleration is not rescinded within 20 days) (the “Cross-Acceleration Provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(7) certain events of bankruptcy, insolvency or reorganization of ERICO or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest available financial statements for ERICO and the Restricted Subsidiaries), would constitute a Significant Subsidiary (the “Bankruptcy Provisions”);

(8) failure by ERICO or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest available financial statements for ERICO and the Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $5.0 million or its foreign currency equivalent (net of any amounts for which a reputable and creditworthy insurance company has acknowledged liability in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the “Judgment Default Provision”); or

(9) any Subsidiary Guarantee ceases to be in full force and effect (except as contemplated by the terms of the Subsidiary Guarantee and the indenture) or is declared null and void in a judicial proceeding or any Subsidiary Guarantor denies or disaffirms its obligations under the indenture or its Subsidiary Guarantee.

      However, a Default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the trustee or the holders of at least 25% in principal amount of the outstanding notes notify ERICO of the default and ERICO does not cure such Default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

      If an Event of Default (other than an Event of Default described in clause (7) above with respect to ERICO) occurs and is continuing, the trustee by notice to ERICO, or the holders of at least 25% in principal amount of the outstanding notes by notice to ERICO and the trustee, may, and the trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be immediately due and payable. If an Event of Default described in clause (7) above occurs and is continuing with respect to ERICO, the principal of, premium, if any, and accrued and unpaid interest, if any, on all the notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders.

      The holders of a majority in principal amount of the outstanding notes, by notice to the trustee, may waive all past Defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

      Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

      Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. The indenture provides that in the event an Event of Default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. Before taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

      The indenture provides that if a Default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of Default in the payment of principal of, premium, if any, or interest on any note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, ERICO is required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. ERICO also is required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute Events of Default, their status and any action ERICO has taken or proposes to take in respect thereof.

Amendments and Waivers

      Subject to certain exceptions, the indenture may be amended with the consent of the holders of a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder affected, no amendment or waiver may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment;

(2) reduce the stated rate of, or extend the stated time for, payment of interest on any note;

(3) reduce the principal of or change the Stated Maturity of any note;

(4) change the redemption provisions in any manner adverse to the holders of notes;

(5) make any note payable in money other than that stated in the note;

(6) impair the right of any holder to receive payment of, principal of, premium, if any, and interest on such holder’s notes on or after the due dates therefor, or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(7) modify or change any provision of the indenture or the related definitions affecting the subordination of the notes or of any Subsidiary Guarantee in a manner that adversely affects the rights of any holder;

(8) release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except as permitted by the indenture; or

(9) make any change in the amendment provisions which require each holder’s consent.

      Without the consent of any holder, ERICO and the trustee may amend the indenture to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation or limited liability company of the obligations of ERICO under the indenture;

(3) provide for uncertificated notes in addition to or in place of certificated notes (provided, however, that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4) add Subsidiary Guarantees;

(5) secure the notes;

(6) add to the covenants of ERICO or the Subsidiary Guarantors for the benefit of the holders or surrender any right or power conferred upon ERICO;

(7) make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the rights of any holder in any material respect;

(8) comply with any requirement of the Commission in connection with the qualification of the indenture under the Trust Indenture Act; or

(9) provide for the issuance of notes issued in exchange for the notes pursuant to the Registration Rights Agreement.

      The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, ERICO is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

      No amendment of, or supplement or waiver to, the indenture shall adversely affect the rights of any holder of Senior Debt or Subsidiary Guarantor Senior Debt under the subordination provisions of the indenture, without the consent of such holder.

Defeasance

      ERICO at any time may terminate all its obligations under the notes and the indenture (“Legal Defeasance”), except for certain obligations, including those regarding the Defeasance Trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. If ERICO exercises its Legal Defeasance option, the Subsidiary Guarantees in effect at such time will terminate.

      ERICO at any time may terminate its obligations under covenants described under “— Certain Covenants” (other than “Merger, Consolidation Etc.”), the operation of the cross-default upon a Payment Default, the Cross-Acceleration Provision, the Bankruptcy Provisions with respect to Significant Subsidiaries and the Judgment Default Provision and the Subsidiary Guarantee provision described under “Events of Default” above and the limitations contained in clause (3) and clause (4) under “Certain Covenants — Merger, Consolidation Etc.” above (“Covenant Defeasance”).

      ERICO may exercise its Legal Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option. If ERICO exercises its Legal Defeasance option, payment of the notes may not be accelerated because of an Event of Default. If ERICO exercises its Covenant Defeasance option, payment of the notes may not be accelerated because of an Event of Default described in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “Events of Default” above or because of the failure of ERICO to comply with clause (3) and clause (4) under “Certain Covenants — Merger, Consolidation Etc.” above.

      In order to exercise either defeasance option, ERICO must irrevocably deposit in trust (the “Defeasance Trust”) with the trustee for the benefit of the holders money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the trustee of an opinion of counsel (subject to customary exceptions and exclusions) to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of Legal Defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

Satisfaction and Discharge

      The indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of notes which shall survive until all notes have been canceled) as to all outstanding notes when either:

(1) all the notes that have been authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by ERICO and thereafter repaid to ERICO or discharged from this trust) have been delivered to the trustee for cancellation; or

(2) (a) all notes not delivered to the trustee for cancellation otherwise have become due and payable or have been called for redemption pursuant to the provisions described under “— Optional Redemption,” and ERICO has irrevocably deposited or caused to be deposited with the trustee trust funds in trust in an amount of money sufficient to pay and discharge the entire Indebtedness (including all principal and accrued interest) on the notes not theretofore delivered to the trustee for cancellation,

(b) ERICO has paid all sums payable by it under the indenture,

(c) ERICO has delivered irrevocable instructions to the trustee to apply the deposited money toward the payment of the notes at maturity or on the date of redemption, as the case may be, and

(d) the holders of outstanding notes have a valid, perfected, exclusive security interest in this trust.

      In addition, ERICO must deliver an officers’ certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator, controlling person or stockholder of ERICO or any Subsidiary Guarantor, as such, shall have any liability for any obligations of ERICO under the notes or the indenture or the Subsidiary Guarantees for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Concerning the Trustee

      Wells Fargo Bank, N.A. is the trustee under the indenture and has been appointed by ERICO as registrar and paying agent with regard to the notes.

Governing Law

      The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

      “Acquired Indebtedness” means (1) with respect to any person that becomes a Restricted Subsidiary after the Issue Date, Indebtedness of such person and its Subsidiaries existing at the time such person becomes a Restricted Subsidiary that was not incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary and (2) with respect to ERICO or any Restricted Subsidiary, any Indebtedness of a person (other than ERICO or a Restricted Subsidiary) existing at the time such person is merged with or into ERICO or a Restricted Subsidiary, or Indebtedness expressly assumed by ERICO or any Restricted Subsidiary in connection with the acquisition of an asset or assets from another person, which Indebtedness was not, in any case, incurred by such other person in connection with, or in contemplation of, such merger or acquisition.

      “Additional Assets” means:

(1) any assets (other than Indebtedness and securities) to be used by ERICO or a Restricted Subsidiary of ERICO in a Related Business;

(2) the Capital Stock of a person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by ERICO or a Restricted Subsidiary of ERICO; or

(3) Capital Stock constituting a minority interest in any person that at such time is a Restricted Subsidiary of ERICO;

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business.

      “additional notes” means any notes issued under the indenture after the Issue Date in addition to the initial notes.

      “Affiliate” of any specified person means any other person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified person provided, however, that no lender under the Credit Agreement shall be treated as an Affiliate solely by virtue of the exercise of its rights and remedies thereunder. For the purposes of this definition, “control” when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided, however, that beneficial ownership of 10% or more of the Voting Stock of a person shall be deemed to be control.

      “amend” means amend, modify, supplement, restate or amend and restate, including successively, and “amending” and “amended” have correlative meanings.

      “asset” means any asset or property, whether real, personal or mixed, tangible or intangible.

      “Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by ERICO or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction.

      Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition by a Restricted Subsidiary to ERICO or by ERICO or a Restricted Subsidiary to a Wholly-Owned Subsidiary;

(2) the sale of Cash Equivalents in the ordinary course of business;

(3) dispositions of inventory in the ordinary course of business;

(4) dispositions of obsolete or worn-out equipment or equipment that is no longer useful in the conduct of the business of ERICO and the Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5) transactions permitted under “— Certain Covenants — Merger, Consolidation Etc.”;

(6) an issuance of Capital Stock by a Restricted Subsidiary to ERICO or to a Wholly-Owned Subsidiary;

(7) for purposes of “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” only, the making of a Permitted Investment or a disposition subject to and permitted by “— Certain Covenants — Limitation on Restricted Payments”;

(8) dispositions of assets with an aggregate fair market value since the Issue Date of less than $1.5 million;

(9) the grant in the ordinary course of business of licenses of patents, trademarks and similar intellectual property;

(10) dispositions in connection with Permitted Liens; and

(11) sales of accounts receivable or inventory and related assets or an interest therein of the type described in the definition of “Permitted Securitization Transaction” to a Securitization Entity for the fair market value thereof, other than in connection with the disposition of a business or a disposition of defaulted receivables for collection and not as a financing arrangement.

      “Attributable Indebtedness” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

      “Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

      “Board of Directors” means, as to any person, the board of directors of such person or any duly authorized committee thereof.

      “Capital Stock” of any person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

      “Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP.

      “Cash Equivalents” means:

(1) securities issued or directly and fully guaranteed or insured by the government or any agency or instrumentality (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(2) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition (provided that the full faith and credit of the United States is pledged in support thereof) and, at the time of acquisition thereof, having a credit rating of at least “A” or the equivalent thereof by Standard & Poor’s Ratings Services, or “A” or the equivalent thereof by Moody’s Investors Service, Inc.;

(3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank, the long-term debt of which is rated at the time of acquisition thereof at least “A” or the equivalent thereof by Standard & Poor’s Ratings Services, or “A” or the equivalent thereof by Moody’s Investors Service, Inc., and having combined capital and surplus in excess of $500.0 million;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s Ratings Services or “P-2” or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(6) interests in any investment company or money market fund which invests solely in instruments of the type specified in clauses (1) through (5) above.

      “Change of Control” means:

(1) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than ERICO, Holdings or Global or one or more of their respective Wholly-Owned Subsidiaries (to the extent such entities continue to be Affiliates of the Permitted Holders) or one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 50% or more of the total voting power (including by the terms of the organizational document governing such shares, any agreement or otherwise) of the Voting Stock of ERICO, Holdings or Global (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of ERICO held by a parent entity, if such person or group “beneficially owns,” directly or indirectly, more than 50% of the voting power (including by the terms of the organizational documents governing such shares, agreement or otherwise) of the Voting Stock of such parent entity); or

(2) the first day on which a majority of the members of the board of directors of any of ERICO, Holdings or Global are not Continuing Directors; or

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of ERICO, Holdings or Global and the Restricted Subsidiaries, taken as a whole, to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than ERICO, Holdings or Global or one or more of Wholly-Owned Subsidiaries or a Permitted Holder; or

(4) the adoption by the stockholders of ERICO, Holdings or Global of a plan or proposal for the liquidation or dissolution of ERICO, Holdings or Global.

      “Code” means the Internal Revenue Code of 1986, as amended.

      “Commission” means the Securities and Exchange Commission.

      “Commodity Agreement” means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value of which is dependent on, fluctuations in commodity prices.

      “Consolidated Coverage Ratio” means, with respect to any person, as of any date of determination, with respect to any person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal financial statements are in existence to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1) if ERICO or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility, including, without limitation, the Credit Agreement, outstanding on the date of such calculation will be computed based on (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness in full since the beginning of the period that is no longer outstanding on such date of determination, or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness incurred under any revolving credit or other working capital facility, including, without limitation, the Credit Agreement, unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2) if since the beginning of such period ERICO or any Restricted Subsidiary has made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Disposition:

(a) the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b) Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of ERICO or any

Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to ERICO and the continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent ERICO and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3) if, since the beginning of such period, ERICO or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary or is merged with or into ERICO) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit, division or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4) if, since the beginning of such period, any person that subsequently became a Restricted Subsidiary or was merged with or into ERICO or any Restricted Subsidiary since the beginning of such period will have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by ERICO or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment or acquisition of assets occurred on the first day of such period.

      For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of ERICO (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

      “Consolidated EBITDA” means, without duplication:

(1) the Consolidated Net Income for such period; plus

(2) the following, without duplication, to the extent deducted in calculating such Consolidated Net Income:

(a) Consolidated Interest Expense;

(b) Consolidated Income Taxes;

(c) consolidated depreciation expense of ERICO and its consolidated Restricted Subsidiaries determined in accordance with GAAP;

(d) consolidated amortization of intangibles of ERICO and its consolidated Restricted Subsidiaries determined in accordance with GAAP; and

(e) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period, or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation); minus

(3) the aggregate amount of all non-cash charges, determined on a consolidated basis, to the extent such items increased Consolidated Net Income for such period.

      Notwithstanding the preceding sentence, amounts under clauses (2)(b) through (e) and clause (3), to the extent relating to amounts of a Restricted Subsidiary of a Person, will be added to or subtracted from Consolidated Net Income to compute Consolidated EBITDA of such person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such person and, to the extent the amounts set forth in clauses (b) through (e) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to ERICO by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

      “Consolidated Income Taxes” means, with respect to any person for any period, taxes imposed upon such person or other payments required to be made by such person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such person or such person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

      “Consolidated Interest Expense” means, for any period, the total interest expense of ERICO and its consolidated Restricted Subsidiaries determined in accordance with GAAP, whether paid or accrued, plus, to the extent not included in such interest expense:

(1) interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

(2) amortization of issuance costs, debt discount or premium, and other financing fees and expenses;

(3) non-cash interest expense;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5) the interest expense on Indebtedness of another person that is Guaranteed by such person or one of its Restricted Subsidiaries or secured by a Lien on assets of such person or one of its Restricted Subsidiaries;

(6) net costs associated with Hedging Obligations (including amortization of fees);

(7) the consolidated interest expense of such person and its Restricted Subsidiaries that was capitalized during such period;

(8) the product of (a) all dividends paid or payable in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such person or on Preferred Stock of its Restricted Subsidiaries payable to a party other than ERICO or a Wholly-Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of such person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP;

(9) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any person (other than ERICO) in connection with Indebtedness Incurred by such plan or trust; and

(10) all interest payable with respect to discontinued operations.

      For purposes of the foregoing, total interest expense will be determined after giving effect to any net payments made or received by ERICO and its Subsidiaries with respect to Interest Rate Agreements. Notwithstanding the foregoing, Consolidated Interest Expense shall exclude the items in clauses (1) through (10) above to the extent such items are not included in the calculation of Consolidated Net Income.

      “Consolidated Net Income” means, for any period, the net income (loss) of ERICO and its consolidated Restricted Subsidiaries (after taxes) as determined in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(1) any net income (loss) of any person (including any Subsidiary) if such person is not a Restricted Subsidiary, except that subject to the limitations contained in clauses (4), (5) and

(6) below, ERICO’s equity in the net income of any such person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such person during such period to ERICO or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (3) below);

(2) any net income (or loss) of any person acquired by ERICO or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

(3) any net income (but not loss) of any Restricted Subsidiary (other than a Subsidiary Guarantor) if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to ERICO, except that:

(a) subject to the limitations contained in clauses (4), (5) and (6) below, ERICO’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed given such restrictions on the payment of dividends or the making of distributions by such Restricted Subsidiary during such period to ERICO or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

(b) ERICO’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(4) any gain (or loss) realized upon the sale or other disposition of any property, plant or equipment of ERICO or its consolidated Restricted Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any person;

(5) any extraordinary or nonrecurring gain or extraordinary or nonrecurring loss or charge;

(6) the cumulative effect of a change in accounting principles;

(7) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

(8) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

      “Continuing Directors” means, as of the date of determination, any member of the Board of Directors of ERICO who: (1) was a member of such Board of Directors on the date of the indenture; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

      “Credit Agreement” means one or more debt facilities or commercial paper facilities with banks or institutional lenders providing for revolving credit loans, term loans or letters of credit, including, without limitation, the Second Amended and Restated Multicurrency Credit and Security Agreement dated as of December 2, 2002, as amended through the Issue Date, by and among ERICO, ERICO Products, Inc., ERICO Europe Holding B.V., the lenders party thereto and LaSalle Bank N.A. as administrative agent, together with all documents related or ancillary thereto (including, without limitation, any guarantee agreements, intercreditor agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of ERICO as additional borrowers or guarantors thereunder) all or a portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

      “Currency Agreement” means, in respect of a person, any foreign exchange contract, currency swap agreement or other similar agreement as to which such person is a party or a beneficiary.

      “CVC” means (i) any Subsidiary of Citigroup Inc., a Delaware corporation, including Citicorp Venture Capital Ltd., a New York corporation; or (ii) any investment vehicle that (A) is sponsored or managed (whether through ownership of securities having a majority of the voting power or through the management of investments) by any Subsidiary included in clause (i) hereof and (B) contains, as a part of its name “Citigroup,” “CVC” or any variant thereof; or (iii) Citigroup Venture Capital Equity Partners, L.P., a Delaware limited partnership and its Affiliates.

      “CVC Investor” means (i) CVC, (ii) any officer, employee, director or general partner of CVC or general partner of any investment vehicle included in the definition of CVC; (iii) any spouse or lineal descendant (including by adoption and stepchildren) of the officer, employee, director, partner or member referred to in clause (ii) above, and (iv) any trust, corporation, partnership or other entity established solely for the benefit of the persons included in clauses (ii) or (iii) hereof.

      “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

      “Designated Senior Debt” means (1) Indebtedness under or in respect of the Credit Agreement (so long as the Credit Agreement is in effect) and (2) thereafter, any other Indebtedness constituting Senior Debt which, to the extent it is permitted under the indenture and, at the time of determination, has an aggregate principal amount of, or the holders thereof are committed to lend up to, at least $20.0 million and is specifically designated in the instrument evidencing such Senior Debt as “Designated Senior Debt.”

      “Disqualified Stock” means, with respect to any person, any Capital Stock of such person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of ERICO or a Restricted Subsidiary); or

(3) is redeemable at the option of the holder of the Capital Stock, in whole or in part,

in each case on or prior to the date that is 91 days after the date (a) on which the notes mature or (b) on which there are no notes outstanding, provided, however, only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require ERICO to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in the indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is redeemable or exchangeable) provide that ERICO may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is redeemable or exchangeable) pursuant to such provision prior to compliance by ERICO with the provisions of the indenture described under the captions “Change of Control” and “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” and such repurchase or redemption complies with “Certain Covenants — Limitation on Restricted Payments.”

      “Domestic Subsidiary” means any Restricted Subsidiary of ERICO organized under the laws of, and conducting a majority of its business in, the United States of America, any State thereof or the District of Columbia.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

      “Foreign Subsidiary” means any Restricted Subsidiary of ERICO organized under the laws of, and conducting a majority of its business in, any jurisdiction other than the United States of America, any State thereof or the District of Columbia.

      “GAAP” means generally accepted accounting principles in the United States of America as in effect as of the date of the indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the indenture will be computed in conformity with GAAP.

      “Global” means ERICO Global Company, a Delaware corporation and the parent of Holdings.

      “Guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Indebtedness of any other person and any obligation, direct or indirect, contingent or otherwise, of such person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

      “Hedging Obligations” of any person means the obligations of such person pursuant to any Interest Rate Agreement, Commodity Agreement or Currency Agreement.

      “Holdings” means ERICO Holding Company, the parent of ERICO.

      “Incur” means issue, create, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be incurred by such person at the time it becomes a Restricted Subsidiary; provided, further, that a change in GAAP that results in an obligation of such person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness. The terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

      “Indebtedness” means, with respect to any person on any date of determination (without duplication):

(1) the principal of and premium, if any, in respect of obligations of such person for borrowed money;

(2) the principal of and premium, if any, in respect of obligations of such person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of Incurrence);

(4) the principal component of all obligations of such person to pay the deferred and unpaid purchase price of property (except trade payables),

which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

(5) Capitalized Lease Obligations and all Attributable Indebtedness of such person;

(6) the greater of the maximum fixed repurchase price and the liquidation preference of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any property or asset of such person, whether or not such Indebtedness is assumed by such person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such property or asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such person; and

(9) to the extent not otherwise included in this definition, net Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such person at such time).

      In addition, “Indebtedness” of any person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of such person if such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”) and either:

(1) such person or a Restricted Subsidiary of such person is a general partner of the Joint Venture; or

(2) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such person or a Restricted Subsidiary of such person.

      “initial notes” means the notes issued on the Issue Date.

      “Interest Rate Agreement” means with respect to any person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to protect such person against fluctuations in interest rates as to which such person is party or a beneficiary.

      “Investment” means, with respect to any person, all investments by such person in other persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances to customers in the ordinary course of business) or other extension of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided, however, that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with the indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business; and

(3) an acquisition of assets, Capital Stock or other securities by ERICO or a Subsidiary for consideration to the extent such consideration consists of common equity securities of ERICO.

      For purposes of “Certain Covenants — Limitation on Restricted Payments,” the term “Investment” will include:

(1) the portion (proportionate to ERICO’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of ERICO at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of ERICO. If ERICO or any Restricted Subsidiary of ERICO sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary of ERICO such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of ERICO, ERICO will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value (as conclusively determined by the Board of Directors of ERICO in good faith) of the Capital Stock of such Subsidiary not sold or disposed of.

      “Issue Date” means the date on which the notes are originally issued.

      “Lien” means any mortgage, pledge, hypothecation, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

      “Management Investors” means (a) each of the executive officers and directors of Global, Holdings or ERICO who own Voting Stock of Global or Holdings, in each case so long as such Person shall remain an executive officer, employee or director of Global, Holdings or ERICO; (b) any spouse or lineal descendant (including by adoption and stepchildren) of the executive officers and directors referred to in clause (a) above, (c) any trust, corporation, partnership or other entity established solely for the benefit of the Persons included in clauses (a) and (b) above and (d) JDBR Holding Company LLC (“JDBR”), so long as William Roj shall remain an executive officer, employee or director of Global, Holdings or ERICO and retains the unilateral power to control the vote and disposition of any securities of Global, Holdings, ERICO or any Restricted Subsidiary owned or controlled by JDBR.

      “Marketable Securities” means publicly traded debt or equity securities that are listed for trading on a national securities exchange and that were issued by a corporation whose debt securities are rated in one of the three highest rating categories by either Standard & Poor’s or Moody’s Investors Service, Inc.

      “Net Available Cash” from an Asset Disposition means cash or Cash Equivalent payments received (including any cash or Cash Equivalent payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, and any cash or Cash Equivalents received upon the sale or other disposition of any noncash consideration received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form and not subsequently sold or otherwise disposed of) therefrom, in each case net of:

(1) all direct costs relating to such Asset Disposition, including all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and any relocation expenses incurred as a result thereof, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness (other than payments made on any revolving credit facility Indebtedness where the underlying commitment is not permanently reduced) which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by ERICO or any Restricted Subsidiary after such Asset Disposition.

      “Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other similar fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

      “Non-Recourse Debt” means Indebtedness:

(1) as to which neither ERICO nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of ERICO or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of ERICO or the Restricted Subsidiaries, except in the case of Standard Securitization Undertakings.

      “notes” means the initial notes and any additional notes.

      “Obligation” means any principal, interest, penalties, fees, indemnification, reimbursements, costs, expenses, damages and other liabilities payable under the documentation governing any Indebtedness.

      “officer” means the Chairman of the Board, the Chief Executive Officer, President, any Vice President, the Treasurer or the Secretary of ERICO.

      “opinion of counsel” means a written opinion from legal counsel who is acceptable to the trustee. The counsel may be an employee of, or counsel to, ERICO or the trustee.

      “Pari Passu Indebtedness” means Indebtedness that ranks equally in right of payment to the notes.

      “Permitted Holder” means the CVC Investors and the Management Investors; provided, however, that in no event shall any Persons (other than CVC), collectively, be deemed “Permitted Holders” with respect to more than 35% of the total voting power of all classes of Voting Stock of ERICO, Holdings or Global.

      “Permitted Investment” means an Investment by ERICO or any Restricted Subsidiary in:

(1) a Wholly-Owned Subsidiary or a person which will, upon the making of such Investment, become a Wholly-Owned Subsidiary; provided, however, that the primary business of such Wholly-Owned Subsidiary is a Related Business;

(2) another person if as a result of such Investment such other person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, ERICO or a Subsidiary Guarantor; provided, however, that such person’s primary business is a Related Business;

(3) ERICO;

(4) cash and Cash Equivalents;

(5) receivables owing to ERICO or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as ERICO or any such Restricted Subsidiary deems reasonable under the circumstances;

(6) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(7) loans or advances to employees or directors of ERICO or any of its Restricted Subsidiaries made for bona fide business purposes of ERICO or such Restricted Subsidiary in an aggregate amount not to exceed $3.0 million at any time outstanding;

(8) Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to ERICO or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(9) Investments made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”;

(10) Investments in existence on the Issue Date;

(11) Currency Agreements, Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with “— Certain Covenants — Limitation on Indebtedness”;

(12) assets, Capital Stock or other securities acquired by ERICO or a Restricted Subsidiary to the extent the consideration therefor consists solely of Capital Stock of ERICO (other than Disqualified Stock);

(13) the acquisition by a Securitization Entity in connection with a Permitted Securitization Transaction of equity interests in a trust or other Person established by such Securitization Entity to effect such Permitted Securitization Transactions; and investments in a Securitization Entity in connection with a Permitted Securitization Transaction; provided, however, that any Investment in such Securitization Entity is in the form of a Purchase Money Note or an equity interest;

(14) endorsements of negotiable instruments and similar obligations in the ordinary course of business;

(15) Investments in Permitted Joint Ventures of up to $10.0 million outstanding at any one time outstanding;

(16) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment and licenses or leases of intellectual property in the ordinary course of business; and

(17) Investments in a Restricted Subsidiary in connection with a Permitted Securitization Transaction;

The amount of Investments outstanding at any time pursuant to clause (15) above shall be deemed to be reduced, without duplication:

(a) upon the disposition or repayment of or return on any Investment made pursuant to clause (15) above, by an amount equal to the return of capital with respect to such Investment to ERICO or any Restricted Subsidiary (to the extent not included in the computation of Consolidated Net Income), less the cost of the disposition of such Investment and net of taxes; and

(b) upon a redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, by an amount equal to the lesser of (x) the fair market value of ERICO’s proportionate interest in such Subsidiary immediately following such redesignation, and (y) the aggregate amount of Investments in such Subsidiary that increased (and did not previously decrease) the amount of Investments outstanding pursuant to clause (15) above.

      “Permitted Joint Venture” means an entity characterized as a joint venture in which ERICO or a Restricted Subsidiary (a) owns at least 30% of the ownership interest and (b) has the right to receive a percentage of the profits or distributions at least equal to the percentage of its ownership interest.

      “Permitted Junior Securities” means, Equity Interests in ERICO or any Subsidiary Guarantor or debt securities that (i) are subordinated in right of payment to all Senior Debt or Subsidiary Guarantor Senior Debt, as relevant (and any debt securities issued in exchange for such Senior Debt or Subsidiary Guarantor Senior Debt, as relevant) to the same extent as, or to a greater extent than, the Notes are subordinated to Senior Debt pursuant to the Indenture, and (ii) do not provide for maturity, mandatory redemption or mandatory repayment or repurchase, upon the occurrence of any event or otherwise, prior to the date six months after the last Stated Maturity of Senior Debt or Subsidiary Guarantor Senior Debt, as relevant (as modified by the plan of reorganization or readjustment pursuant to which such securities are issued, provided that no such Equity Interest or debt securities may be issued if the rights of the holders of the Senior Debt are impaired by any such issuance in connection with a reorganization, including, without limitation, by reason of such rights being impaired within the meaning of Section 1124 of Title 11 of the United States Code.

      “Permitted Liens” means, with respect to any person:

(1) Liens securing Senior Debt or Subsidiary Guarantor Senior Debt;

(2) Liens securing the notes and the Subsidiary Guarantees;

(3) pledges or deposits by such person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such person is a party, or deposits to secure public or statutory obligations of such person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case incurred in the ordinary course of business;

(4) Liens imposed by law, including carriers’, warehousemen’s, mechanics’, materialmen’s, suppliers’, landlords’ and vendors’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(5) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(6) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(7) encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such person;

(8) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of ERICO or any of its Restricted Subsidiaries;

(9) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided, however, that:

(a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by ERICO in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b) such deposit account is not intended by ERICO or any Restricted Subsidiary to provide collateral to the depository institution;

(11) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by ERICO and the Restricted Subsidiaries in the ordinary course of business;

(12) Liens on property or shares of stock of a person at the time such person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by ERICO or any Restricted Subsidiary;

(13) Liens on property at the time ERICO or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into ERICO or any Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by ERICO or any Restricted Subsidiary;

(14) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to ERICO or a Subsidiary Guarantor;

(15) Liens securing Indebtedness under Interest Rate Agreements and Currency Agreements;

(16) Liens on assets transferred to a Securitization Entity or an asset of a Securitization Entity, in either case, incurred in connection with a Permitted Securitization Transaction; and

(17) Liens securing Capitalized Lease Obligations and Purchase Money Indebtedness, so long as the aggregate principal amount of Indebtedness secured by Liens incurred pursuant to this clause (17) does not exceed $7.5 million at any one time outstanding.

      “Permitted Securitization Transaction” means any transaction or series of transactions pursuant to which ERICO or any of its Restricted Subsidiaries may sell, contribute, convey or otherwise transfer to (i) a Securitization Entity (in the case of a transfer by ERICO or any of its Restricted Subsidiaries) and (ii) any other person (in the case of a transfer by a Securitization Entity), as may grant a security interest in, any accounts receivable (whether now existing or arising in the future of ERICO or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable and other assets (including contract rights and all guarantees or other obligations in respect to such accounts receivable, proceeds of such accounts receivable and equipment and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

      “person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

      “Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

      “Purchase Money Indebtedness” means Indebtedness of ERICO or any Restricted Subsidiary Incurred for the purpose of financing all or any part of the purchase price, or the cost of construction or improvement, of any assets to be used in the ordinary course of business by ERICO or any Restricted Subsidiary; provided, however, that (1) the aggregate amount of such Indebtedness shall not exceed such purchase price or cost, (2) such Indebtedness shall be Incurred no later than 180 days after the acquisition of such assets or completion of such construction or improvement and (3) such Indebtedness shall not be secured by any assets of ERICO or any Restricted Subsidiary other than the assets so acquired or constructed and improvements thereon.

      “Purchase Money Note” means a promissory note of a Securitization Entity evidencing a line of credit, which may be irrevocable, from ERICO or any Restricted Subsidiary in connection with a Permitted Securitization Transaction to a Securitization Entity, which note is repayable from cash available to Securitization Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated accounts receivable.

      “Qualified Equity Offering” means any public or private offering to persons who are not Affiliates of ERICO for cash by ERICO, Holdings or Global of its common stock, or options, warrants or rights with respect to its common stock (other than any public offerings registered on Form S-4 or S-8 under the Securities Act); provided that in the case of an offering by Holdings or Global Net Cash Proceeds thereof in an amount necessary to pay the aggregate redemption price (plus accrued interest to the redemption date) of the notes to be redeemed are contributed or otherwise made available to ERICO.

      “Qualified Stock” means any Capital Stock of ERICO that is not Disqualified Stock.

      “Refinance” means, in respect of any Indebtedness, to refinance, extend, increase, replace, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

      “Refinancing Indebtedness” means Indebtedness (or with respect to clause (8) of the second paragraph of “Certain Covenants — Limitations on Restricted Payments,” Disqualified Stock) that is Incurred to Refinance any Indebtedness (or with respect to clause (8) of the second paragraph of “Certain Covenants — Limitations on Restricted Payments,” Disqualified Stock) existing on the date of the indenture or Incurred in compliance with the indenture (including Indebtedness (or Disqualified Stock, as the case may be) of ERICO that Refinances Indebtedness (or Disqualified Stock, as the case may be) of any Restricted Subsidiary and Indebtedness (or Disqualified Stock, as the case may be) of any Subsidiary

Guarantor that Refinances Indebtedness (or Disqualified Stock, as the case may be) of either ERICO or another Subsidiary Guarantor); provided, however, that:

(1) (a) if the Stated Maturity of the Indebtedness (or Disqualified Stock, as the case may be) being Refinanced is earlier than the Stated Maturity of the notes, the Refinancing Indebtedness (or Disqualified Stock, as the case may be) has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness (or Disqualified Stock, as the case may be) being Refinanced or (b) if the Stated Maturity of the Indebtedness (or Disqualified Stock, as the case may be) being Refinanced is later than the Stated Maturity of the notes, the Refinancing Indebtedness (or Disqualified Stock, as the case may be) has a Stated Maturity at least 91 days later than the Stated Maturity of the notes;

(2) the Refinancing Indebtedness (or Disqualified Stock, as the case may be) has an Average Life at the time such Refinancing Indebtedness (or Disqualified Stock, as the case may be) is Incurred that is equal to or greater than the Average Life of the Indebtedness (or Disqualified Stock, as the case may be) being Refinanced;

(3) such Indebtedness shall only be Refinancing Indebtedness (or Disqualified Stock, as the case may be) to the extent it is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of Indebtedness (or Disqualified Stock, as the case may be) being Refinanced (plus, without duplication, any additional Indebtedness (or Disqualified Stock, as the case may be) Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness (or Disqualified Stock, as the case may be) and fees Incurred in connection therewith);

(4) if the Indebtedness (or Disqualified Stock, as the case may be) being Refinanced is subordinated in right of payment to the notes or the Subsidiary Guarantees, such Refinancing Indebtedness (or Disqualified Stock, as the case may be) is subordinated in right of payment to the notes or the Subsidiary Guarantees on terms at least as favorable, taken as a whole, to the holders of notes as those contained in the documentation governing the Indebtedness (or Disqualified Stock, as the case may be) being Refinanced; and

(5) the obligor(s) on the Refinancing Indebtedness shall not include any person that is not ERICO or a Subsidiary Guarantor or a person that is an obligor on the Indebtedness (or Disqualified Stock, as the case may be) being Refinanced.

      “Related Business” means any business which is the same as, or related, ancillary or complementary to, any of the businesses of ERICO and the Restricted Subsidiaries on the Issue Date (as determined in the good faith judgment of ERICO’s Board of Directors).

      “Representative” means any agent or representative in respect of any Designated Senior Debt; provided, however, that if, and for so long as, any Designated Senior Debt lacks such representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt.

      “Restricted Investment” means any Investment other than a Permitted Investment.

      “Restricted Subsidiary” means any Subsidiary of ERICO other than an Unrestricted Subsidiary.

      “Sale and Leaseback Transaction” means any arrangement relating to property now owned or hereafter acquired whereby ERICO or a Restricted Subsidiary transfers such property to a Person and ERICO or a Restricted Subsidiary leases it from such Person;

      “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

      “Securitization Entity” means a Wholly-Owned Subsidiary of ERICO that engages in no activities other than in connection with the financing of accounts receivable or inventory and that is designated by the Board of Directors of ERICO as a Securitization Entity (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by ERICO or any other Restricted Subsidiary (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness)) pursuant to Standard Securitization Undertakings, (ii) is recourse to, or obligates ERICO or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings or

(iii) subjects any property or asset of ERICO or any Restricted Subsidiary of ERICO (other than accounts receivable or inventory and related assets as provided in the definition of “Permitted Securitization Transaction”) directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither ERICO nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms customary for securitization of receivables and inventory no less favorable to ERICO or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of ERICO, other than fees payable in the ordinary course of business in connection with servicing receivables of such entity, and (c) to which neither ERICO nor any Restricted Subsidiary (other than the Securitization Entity) has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

      “Senior Debt” means the principal of, premium, if any, and interest (including any interest accruing subsequent to, or that would accrue but for, the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on any Indebtedness of ERICO, whether outstanding on the Issue Date or thereafter created or Incurred and any amendments, renewals, modifications, extensions, refinancings or refundings of such Indebtedness, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the notes.

      Without limiting the generality of the foregoing, “Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on, and all other amounts owing in respect of:

(1) all monetary obligations of every nature of ERICO under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

(2) all Hedging Obligations in respect of the Credit Agreement;

in each case whether outstanding on the Issue Date or thereafter incurred.

      Notwithstanding the foregoing, “Senior Debt” shall not include:

(1) any Indebtedness of ERICO to any of its Subsidiaries;

(2) Indebtedness to, or guaranteed on behalf of, any director, officer or employee of ERICO or any of its Subsidiaries (including, without limitation, amounts owed for compensation);

(3) obligations to trade creditors and other amounts Incurred (but not under the Credit Agreement) in connection with obtaining goods, materials or services;

(4) Indebtedness represented by Disqualified Stock;

(5) any liability for federal, state, local or other taxes owed or owing by ERICO;

(6) that portion of any Indebtedness incurred in violation of the covenant described under “— Certain Covenants — Limitation on Indebtedness” (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an Officers’ Certificate of ERICO to the effect that the Incurrence of such Indebtedness does not (or, in the case of revolving credit Indebtedness, that the Incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the indenture);

(7) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to ERICO; and

(8) any Indebtedness of ERICO or any Subsidiary Guarantor which, by its express terms, is subordinated in right of payment to any other Indebtedness of ERICO or such Subsidiary Guarantor.

      “Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of ERICO within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

      “Standard Securitization Undertakings” mean representations, warranties, covenants and indemnities entered into by ERICO or any Restricted Subsidiary that are reasonably customary in securitization transactions relating to accounts receivable.

      “Stated Maturity” means (1) with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal before the date originally scheduled for the payment thereof and (2) with respect to any Capitalized Lease Obligations, the date of the last payment of rent or any other amount due under such lease before the first date such lease may be terminated without penalty.

      “Subordinated Obligation” means any Indebtedness of ERICO or any Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the notes or the Subsidiary Guarantee of such Subsidiary Guarantor pursuant to a written agreement.

      “Subsidiary” of any person means any corporation, association, partnership, joint venture, limited liability company or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership and joint venture interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (1) such person, (2) such person and one or more Subsidiaries of such person or (3) one or more Subsidiaries of such person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of ERICO.

      “Subsidiary Guarantee” means, individually, any Guarantee of payment of the notes by a Subsidiary Guarantor pursuant to the terms of the indenture and any supplemental indenture thereto, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the indenture.

      “Subsidiary Guarantor” means each Subsidiary of ERICO (other than a Foreign Subsidiary) in existence on the Issue Date and any Restricted Subsidiary created or acquired, directly or indirectly, by ERICO after the Issue Date (other than a Foreign Subsidiary that has not become a Subsidiary Guarantor pursuant to “— Certain Covenants — Future Subsidiary Guarantors”).

      “Subsidiary Guarantor Senior Debt” means, with respect to any Subsidiary Guarantor, the principal of, premium, if any, and interest (including any interest accruing subsequent to, or that would accrue but for, the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on any Indebtedness of such Subsidiary Guarantor, whether outstanding on the Issue Date or thereafter created or Incurred and any amendments, renewals, modifications, extensions, refinancings or refundings of such Indebtedness, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor.

      Without limiting the generality of the foregoing, “Subsidiary Guarantor Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

(1) all monetary obligations of every nature of such Subsidiary Guarantor under, or with respect to, the Credit Agreement and the guarantees issued in connection therewith, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

(2) all Hedging Obligations in respect of the Credit Agreement,

in each case whether outstanding on the Issue Date or thereafter incurred.

      Notwithstanding the foregoing, “Subsidiary Guarantor Senior Debt” shall not include:

(1) any Indebtedness of such Subsidiary Guarantor to ERICO or any of its Subsidiaries;

(2) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of ERICO or any of its Subsidiaries (including, without limitation, amounts owed for compensation);

(3) obligations to trade creditors and other amounts incurred (but not under the Credit Agreement) in connection with obtaining goods, materials or services;

(4) Indebtedness represented by Disqualified Stock;

(5) any liability for federal, state, local or other taxes owed or owing by such Subsidiary Guarantor;

(6) that portion of any Indebtedness incurred in violation of the covenant described under “— Certain Covenants — Limitations on Additional Indebtedness” (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an officers’ certificate of such Subsidiary Guarantor to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit Indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the indenture);

(7) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to such Subsidiary Guarantor; and

(8) any Indebtedness of such Subsidiary Guarantor which is, by its express terms, subordinated in right of payment to any other Indebtedness of such Subsidiary Guarantor.

      “Unrestricted Subsidiary” means:

(1) any Subsidiary of ERICO that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of ERICO in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

      The Board of Directors of ERICO may designate any Subsidiary of ERICO (including any newly acquired or newly formed Subsidiary or a person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of ERICO which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary (other than Liens on accounts receivable. inventory and related assets in connection with a Permitted Securitization Transaction);

(2) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3) such designation and the Investment of ERICO in such Subsidiary complies with “Certain Covenants — Limitation on Restricted Payments”;

(4) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of ERICO and its Subsidiaries;

(5) such Subsidiary is a person with respect to which neither ERICO nor any of the Restricted Subsidiaries has any direct or indirect obligation:

(a) to subscribe for additional Capital Stock of such person; or

(b) to maintain or preserve such person’s financial condition or to cause such person to achieve any specified levels of operating results; and

(6) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with ERICO or any Restricted Subsidiary with terms substantially less favorable to ERICO than those that might have been obtained from Persons who are not Affiliates of ERICO.

      Any such designation by the Board of Directors of ERICO shall be evidenced to the trustee by filing with the trustee a resolution of the Board of Directors of ERICO giving effect to such designation and an officers’ certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

      The Board of Directors of ERICO may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation, no Default shall have occurred and be continuing or would occur as a consequence thereof and ERICO could incur at least $1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception on a pro forma basis taking into account such designation.

      “Voting Stock” of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

      “Wholly-Owned Subsidiary” means a Restricted Subsidiary of ERICO, all of the Capital Stock of which (other than directors’ qualifying shares and shares required by applicable law to be held by a person other than ERICO or a Restricted Subsidiary) is owned by ERICO or another Wholly-Owned Subsidiary.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes by initial holders. It is not a complete analysis of all the potential tax considerations relating to the notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury Regulations promulgated under the Code, and currently effective administrative rulings and judicial decisions. These authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the I.R.S., or an opinion of counsel with respect to the statements made herein concerning the notes, and we cannot assure you that the I.R.S. will agree with such statements.

      This summary assumes that the notes are held as capital assets within the meaning of Section 1221 of the Code and that the holders purchase the notes upon their initial issuance pursuant to this offering memorandum at the notes’ initial offering price. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to holders’ particular circumstances or to holders that may be subject to special tax rules, such as, for example:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	holders whose functional currency is not the U.S. dollar;

•	persons that will hold the notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

•	persons who are subject to Code provisions applicable to certain U.S. expatriates;

•	persons deemed to sell the notes under the constructive sale provisions of the Code; or

•	partnerships or other pass-through entities or investors in such entities.

      If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of the notes.

      This summary of certain U.S. federal income tax considerations is for general information only and is not tax advice tailored to your particular tax position. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

      The following is a summary of the general U.S. federal income tax consequences that will apply to you if you are a “U.S. Holder” of the notes. Certain consequences to “Non-U.S. Holders” of the notes are described under “— Consequences to Non-U.S. Holders,” below. “U.S. Holder” means a beneficial owner of a note that, for U.S. federal tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Payments of Interest

      Stated interest on the notes will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

Disposition of Notes

      Upon the sale, exchange (other than pursuant to the exchange offer), redemption or other taxable disposition of a note, you generally will recognize taxable gain or loss equal to the difference between the amount realized on such disposition (except to the extent any amount realized is attributable to accrued but unpaid interest, which is treated as interest as described above) and your adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder.

      Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the note is more than one year. The deductibility of capital losses by U.S. Holders is subject to certain limitations.

Exchange Offer

      The exchange of outstanding notes for exchange notes, as described under “The Exchange Offer,” by a U.S. Holder will not be treated as a taxable transaction for U.S. federal income tax purposes. Rather, the exchange notes that you receive will be treated as a continuation of your investment in the outstanding notes surrendered in the exchange. Therefore, such an exchange will not result in taxable income, gain or loss recognized by U.S. Holders for U.S. federal income tax purposes. Immediately after the exchange, a U.S. Holder will have the same adjusted basis and holding period in each exchange note received in the exchange that it had immediately prior to the exchange in the corresponding outstanding note surrendered.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to certain payments of principal, premium (if any) and interest on and the proceeds of certain sales of notes unless you are an exempt recipient. A backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the I.R.S. that payments to you are subject to backup withholding.

      Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your U.S. federal income tax liability provided that you furnish the required information to the I.R.S. on a timely basis.

Consequences to Non-U.S. Holders

      The following is a summary of the U.S. federal income tax consequences that will generally apply to you if you are a Non-U.S. Holder of notes. The term “Non-U.S. Holder” means a beneficial owner of a note that is a nonresident alien or a corporation, estate or trust that is not a U.S. Holder.

      Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies,” as such terms are defined in the Code. If you are a Non-U.S. Holder, we encourage you to consult your own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to you.

Payments of Interest

      Subject to the discussion of backup withholding below, the 30% U.S. federal withholding tax (or lower applicable treaty rate) generally will not apply to any payment to you of interest on a note that is not effectively connected with a U.S. trade or business, provided that:

•	you do not actually or constructively (under applicable attribution rules) own 10% or more of the total combined voting power of our voting stock, within the meaning of Section 871(h)(3) of the Code;

•	you are not a controlled foreign corporation that is related to us directly or indirectly through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a “United States person” (which certification may be made on an I.R.S. Form W-8BEN) or (b) a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its business holds the note on your behalf and certifies, under penalties of perjury, either that it has received I.R.S. Form W-8BEN from you or from another qualifying financial institution intermediary or that it is permitted to establish and has established your foreign status through other documentary evidence, and otherwise complies with applicable requirements. If the notes are held by or through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable Treasury Regulations.

      If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) I.R.S. Form W-8BEN claiming an exemption from or reduction in withholding under an applicable tax treaty or (2) I.R.S. Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will instead be required to pay U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. Holder, except as otherwise provided by an applicable tax treaty. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest on the notes which is effectively connected with your conduct of a trade or business in the United States would be included in your earnings and profits.

Disposition of Notes

      Subject to the discussion of backup withholding below, any gain recognized upon the sale, exchange, redemption or other taxable disposition of a note (except with respect to accrued and unpaid interest, which would be taxable as such) will not be subject to the 30% U.S. federal withholding tax. Such gain also generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

      A Non-U.S. Holder described in the first bullet point above will generally be required to pay U.S. federal income tax on the net gain derived from the sale, except as otherwise required by an applicable tax treaty, and if such holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable tax treaty. A Non-U.S. Holder described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange, retirement or other disposition of the note) exceed capital losses allocable to U.S. sources.

Exchange Offer

      The exchange of outstanding notes for exchange notes, as described under “The Exchange Offer,” by a Non-U.S. Holder will not be treated as a taxable transaction for U.S. federal income tax purposes. Rather, the exchange notes that you receive will be treated as a continuation of your investment in the outstanding notes surrendered in the exchange. Therefore, such an exchange will not result in taxable income, gain or loss recognized by Non-U.S. Holders for U.S. federal income tax purposes. Immediately after the exchange, a Non-U.S. Holder will have the same adjusted basis and holding period in each exchange note received in the exchange that it had immediately prior to the exchange in the corresponding outstanding note surrendered.

Information Reporting and Backup Withholding

      In general, information reporting and backup withholding may apply to certain payments of principal, premium (if any) and interest on the notes to Non-U.S. Holders, as well as to the proceeds of certain sales of notes made through brokers, unless the holder has made appropriate certifications as to its foreign status, or has otherwise established an exemption. The certification of foreign status described above under “— Payments of Interest” is generally effective to establish an exemption from backup withholding.

      Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your U.S. federal income tax liability provided that you furnish the required information to the I.R.S. on a timely basis.

BOOK-ENTRY; DELIVERY AND FORM

      The certificates representing the exchange notes will be issued in fully registered form without interest coupons.

The Global Notes

      We expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the Initial Purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

      So long as DTC, or its nominee, is the registered owner or holder of the Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Notes for all purposes under the Indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the Indenture with respect to the Notes.

      Payments of the principal of, premium (if any), interest (including Additional Interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

      We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including Additional Interest) on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

      Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

      DTC has advised us that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants and which will be legended as set forth under the heading “Transfer Restrictions.”

      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

      Certificated Securities shall be issued in exchange for beneficial interests in the Global Notes (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resales of the type described. In addition, until August 20, 2004, all broker-dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

      If you wish to exchange your outstanding notes for exchange notes in the exchange offer, you will be required to make representations to us as described in “The Exchange Offer — Purpose and Effect of the Exchange Offer” in this prospectus and in the letter of transmittal. In addition, if you are a broker-dealer who receives exchange notes for your own account in exchange for outstanding notes that were acquired by you as a result of market-making or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale by you of the exchange notes.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of those exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of those exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. Any profit on any resale of exchange notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the exchange notes offered hereby will be passed upon for us by Jones Day, 901 Lakeside Avenue, Cleveland, Ohio 44114, counsel to ERICO International Corporation.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-4 with the SEC with respect to the exchange notes offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement or the exhibits and schedules that are part of the registration statement. For further information on our company and the exchange notes we are offering, you should review the registration statement.

      Following completion of the exchange offer, we will be required to file reports and other information with the Securities and Exchange Commission. These reports, the registration statement and other information are or will be available after filing for reading and copying at the SEC Public Reference Room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site at http://www.sec.gov that contains the registration statement and the reports and other information that we will file in the future electronically with the SEC.

INDEX TO FINANCIAL STATEMENTS

ERICO International Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

Board of Directors
ERICO International Corporation

      We have audited the accompanying consolidated balance sheets of ERICO International Corporation and subsidiaries as of December 31, 2003 and 2002, and the related statements of consolidated income, stockholder’s net investment and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ERICO International Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

      As described in Note 5, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, effective January 1, 2002.

Cleveland, Ohio

April 30, 2004

ERICO International Corporation and Subsidiaries

Consolidated Balance Sheets

(thousands of dollars)

	December 31,

	2002	2003

Assets
Current assets:
Cash and cash equivalents	$3,374	$2,421
Trade accounts receivable, net	50,495	54,252
Inventories	46,122	45,513
Other current assets	7,987	7,745

Total current assets	107,978	109,931
Property, plant and equipment, net	67,780	60,630
Goodwill	114,286	105,194
Trademarks and other intangible assets	1,234	36,572
Deferred income taxes	8,493	9,158
Deferred financing fees and other assets	2,891	2,282

Total assets	$302,662	$323,767

Liabilities and stockholder’s net investment
Current liabilities:
Current portion of long-term debt	$6,044	$—
Trade accounts payable	31,822	29,607
Accrued compensation	10,873	9,216
Other accrued expenses	20,781	25,956

Total current liabilities	69,520	64,779
Long-term debt—less current portion	145,053	140,920
Deferred income taxes	10,044	28,939
Other long-term liabilities	17,474	16,699
Stockholder’s net investment:
Common stock, $1.00 par value, authorized 1,500,000 shares, issued and outstanding 1 share	—	—
Parent company investment	59,092	72,668
Accumulated other comprehensive income (loss)	1,479	(238)

Total stockholder’s net investment	60,571	72,430

Total liabilities and stockholder’s net investment	$302,662	$323,767

See notes to consolidated financial statements.

ERICO International Corporation and Subsidiaries

Statements of Consolidated Income

(thousands of dollars)

	Years Ended December 31,

	2001	2002	2003

Net sales	$291,180	$295,882	$309,871
Cost of products sold	186,265	183,650	199,324

Gross profit	104,915	112,232	110,547
Operating expenses:
Selling	49,112	51,621	53,225
Administrative	34,526	33,363	21,937
Engineering and development	5,548	6,425	6,224

Operating income	15,729	20,823	29,161
Other (income) expense:
Interest expense	4,910	4,520	12,858
Interest income	(450)	(340)	(119)
Foreign exchange (gain) loss, net	2,241	(2,245)	(3,943)
Other	(420)	154	(90)

Income before income taxes	9,448	18,735	20,455
Provision for income taxes	3,431	7,981	7,257

Net income	$6,017	$10,754	$13,198

See notes to consolidated financial statements.

ERICO International Corporation and Subsidiaries

Consolidated Statements of Stockholder’s Net Investment

(thousands of dollars)

			Accumulated
		Parent	Other
	Common	Company	Comprehensive
	Stock	Investment	Income (Loss)	Total

Balance at January 1, 2001
Comprehensive income:	$—	$75,574	$(369)	$75,205
Net income		6,017		6,017
Unrealized loss on derivative contract			(996)	(996)
Translation adjustment			871	871

Total comprehensive income				5,892
Net transfers to parent company		(5,516)		(5,516)

Balance at December 31, 2001	—	76,075	(494)	75,581
Comprehensive income:
Net income		10,754		10,754
Unrealized gain on derivative contract			79	79
Translation adjustment			2,705	2,705
Change in minimum pension liability			(2,113)	(2,113)

Total comprehensive income				11,425
Net transfers to parent company		(532)		(532)
Leveraged buyout transaction (Note 1)		(27,205)	1,302	(25,903)

Balance at December 31, 2002	—	59,092	1,479	60,571
Comprehensive income:
Net income		13,198		13,198
Translation adjustment			(1,717)	(1,717)

Total comprehensive income				11,481
Net transfers from parent company		378		378

Balance at December 31, 2003	$—	$72,668	$(238)	$72,430

See notes to consolidated financial statements.

ERICO International Corporation and Subsidiaries

Statements of Consolidated Cash Flows

(thousands of dollars)

	Years Ended December 31,

	2001	2002	2003

Operating activities
Net income	$6,017	$10,754	$13,198
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,842	10,262	11,610
Amortization	2,918	670	1,170
Foreign exchange (gain) loss	2,241	(2,245)	(3,943)
Provision for deferred income taxes	(628)	1,235	2,230
Change in operating assets and liabilities:
Accounts receivable	741	1,939	710
Inventory and other assets	1,302	(5,632)	3,993
Accounts payable and other accrued expenses	(6,923)	11,064	(11,808)
Advances and other	(993)	658	434

Net cash provided by operating activities	14,517	28,705	17,594
Investing activities
Acquisition payments, net of cash acquired	(6,711)	(4,500)	(3,329)
Capital expenditures	(9,733)	(5,960)	(5,252)

Net cash used in investing activities	(16,444)	(10,460)	(8,581)
Financing activities
Net transfers (to) from parent company	(5,516)	(532)	378
Leveraged buyout transaction (Note 1)	—	(94,913)	—
Net borrowing (payments) on revolving line of credit	15,713	(9,892)	(4,206)
Proceeds from term loans	—	45,000	—
Proceeds from the issuance of subordinated debt	—	48,500	—
Principal payments on long-term debt	(8,699)	(2,037)	(6,000)
Financing fees paid	—	(2,720)	—

Net cash provided by (used in) financing activities	1,498	(16,594)	(9,828)
Effect of exchange rate changes on cash and cash equivalents	1,048	131	(138)

Increase (decrease) in cash and cash equivalents	619	1,782	(953)
Cash and cash equivalents at beginning of year	973	1,592	3,374

Cash and cash equivalents at end of year	$1,592	$3,374	$2,421

See notes to consolidated financial statements.

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(thousands of dollars)

1.     Description of Business and Basis of Presentation

      ERICO International Corporation (“ERICO” or “Company”) is a wholly owned subsidiary of ERICO Holding Company (“Holding”), which is a wholly owned subsidiary of ERICO Global Company (“Global”) (the ultimate parent). All activity associated with Holding and Global relates to the operations of the Company. The Company manufactures a wide variety of precision engineered metal products designed to technical specifications for the non-residential construction industry, with its principal facilities in North America and Europe. The Company distributes its products to customers worldwide through its sales organization, which has operations in 24 countries.

      On December 2, 2002, a wholly owned subsidiary of Global merged with and into Holding, and as a result, Holding became a wholly owned subsidiary of Global. In connection with the merger, which had a transaction value of $188,200, affiliates of Citigroup Venture Capital (“CVC”) acquired approximately 70% ownership of Global for cash, and management acquired approximately 30% ownership of Global for a combination of Holding common stock (“rollover” shares) and cash. The purchase was financed by these capital contributions from CVC and management and the issuance of long-term debt by the Company and Holding. The debt proceeds were transferred upstream to Global by the Company and Holding, and Global used the cash as consideration for the merger transaction.

      For financial reporting purposes the transaction has been accounted for as a leveraged buyout (LBO). Accordingly, the transaction resulted in a new basis of accounting for the new shareholders’ ownership percentage with a partial step-up in fair value for assets and liabilities of Holding. The carry over ownership from the rollover shares was accounted for at Holding’s historical basis. In accordance with Staff Accounting Bulletin (SAB) No. 54, “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries, Global’s investment in Holding and the partial step-up in basis has been pushed down and is reflected in the financial statements of the Company. In applying pushdown accounting related to the LBO, the Company adjusted its accounts at December 2, 2002 as follows:

Goodwill	$77,459
Property, plant and equipment	12,100
Inventory	613
Accrued expenses	(2,473)
Deferred income taxes	(4,138)
Notes issued in the transaction	(14,550)

Net pushdown adjustment	69,011
Net cash outflow of LBO transaction	(94,913)

Net effect of adjustments on parent company investment	$(25,903)

      The net cash outflow of the LBO transaction represents amounts contributed by new Global shareholders of $56,400 less amounts paid to former shareholders of $149,300 plus transaction costs.

      During 2003, the purchase price allocation associated with the merger transaction was finalized by Global. These purchase price allocation adjustments were also pushed down to the Company and are reflected in the Company’s December 31, 2003 Consolidated Balance Sheet. See Note 5 for additional discussion.

      All operating costs incurred by Holding and Global are reflected in the Company’s financial statements. In addition, senior subordinated notes issued by Holding, including related financing costs, have been pushed down and are reflected in the accompanying financial statements.

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

2. Summary of Significant Accounting Policies

  Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation.

  Cash and Cash Equivalents

      The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2002 or 2003.

  Concentration of Credit Risk

      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across different businesses and geographic regions. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Credit losses have been historically within management expectations. At December 31, 2003, the Company had one customer that represented approximately 7% of trade accounts receivable.

  Revenue Recognition

      Revenue is recognized when products are shipped to customers. Shipping and handling costs, such as freight to customer destinations, are included in cost of products sold in the statements of consolidated income.

  Allowance for Doubtful Accounts

      On a regular basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions and historical write-offs and collections.

  Inventories

      The Company values its inventories at the lower of cost (determined using the first-in, first-out method) or market.

  Property, Plant and Equipment

      Property, plant and equipment is recorded at cost. Depreciation is provided for the cost of depreciable assets at rates based on the estimated economic lives, buildings ranging from 20 to 25 years, machinery and equipment ranging from 5 to 10 years, and other furniture, fixtures and office equipment ranging from 3 to 5 years. Such provisions are computed principally using straight-line methods. Maintenance and repairs are charged to expense as incurred.

  Goodwill and Other Intangible Assets

      Goodwill represents the excess of purchase price paid over the fair value of the net assets acquired. Effective January 1, 2002, goodwill and indefinite-lived intangible assets (trademarks) are no longer amortized but are subject to annual impairment testing. Impairment exists when the carrying amount of goodwill or indefinite-lived intangible assets exceeds its fair value. The 2003 and 2002 annual impairment

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

assessments confirmed that the fair value of the Company exceeded its carrying value, and no impairment loss recognition was required for goodwill or indefinite-lived intangible assets.

      Other intangible assets, which consist primarily of patents and customer relationships, continue to be amortized over the shorter of the economic or statutory lives for varying periods of six to twenty years.

  Impairment of Long-Lived Assets

      Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SPAS) No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets. In accordance with Statement 144, long-lived assets, except goodwill, are reviewed for impairment when circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets are less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and the fair value. Assets to be disposed of are recorded at the lower of carrying value or estimated net realizable value.

  Foreign Currency Translation

      The functional currency for subsidiaries outside the United States is the local currency. Assets and liabilities for these subsidiaries are translated at current exchange rates, while income and expenses are translated at average rates for the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss) in stockholder’s net investment. Gains and losses resulting from intercompany foreign currency transactions that are of a long-term-investment nature where settlement is not planned or anticipated in the foreseeable future are also included in other comprehensive income (loss) in the stockholder’s net investment. Accumulated other comprehensive income (loss) consists only of translation adjustments at December 31, 2002 and 2003.

  Fair Value of Balance Sheet Financial Instruments

      The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount of long-term debt approximates fair value because the interest rates for these instruments approximate current market rates. The Company uses derivative instruments to manage exposure to interest rate risks. The Company’s objective for holding derivatives is to manage these risks using the most effective methods to eliminate or reduce the impact of these exposures.

  Derivative Financial Instruments

      In the normal course of business, the Company is exposed to changes in foreign currencies and fluctuations of interest rates. The Company has established policies and procedures that govern the management of these exposures including the use of interest rate swap agreements and other financial instruments. By policy, the Company does not enter into such instruments which are held for sale or speculation.

      All derivative financial instruments are recognized in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are recognized periodically in either income or stockholders’ net investment depending upon the purpose and designation of the underlying derivative instrument.

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

  Advertising Costs

      Advertising costs are expensed as incurred. Advertising expense was $2,400 in 2001, $2,239 in 2002 and $2,030 in 2003.

  Income Taxes

      The Company’s operations have been included in the consolidated income tax returns filed by its parent company. Income tax expense in the Company’s consolidated income statements is calculated on a separate tax return basis as if the Company had operated as a stand-alone entity.

      The provision for income taxes is calculated in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred income taxes using the liability method.

  Accounting Estimates

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  New Accounting Standards

      Effective January 1, 2003, the Company adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. In accordance with Statement 146, costs associated with an exit or disposal activity, such as the sale or termination of a line of business, the closure of business activities in a particular location, or a change in management structure, will be recorded as a liability at fair value when it becomes probable the cost will be incurred and no future economic benefit will be gained by the Company for such cost. Applicable costs include employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees. The adoption of this standard did not have a material impact on the Company’s results of operations or financial position.

      Effective January 1 , 2003, the Company adopted FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others. FIN 45 requires that certain guarantees be recorded at fair value and also that a guarantor makes certain disclosures, even when the likelihood of making any payments under the guarantee is remote. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The adoption of this standard did not have an impact on the Company’s results of operations or financial position.

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

3.     Allowance for Doubtful Accounts

      The allowance for doubtful accounts at December 31, 2002 and 2003 was $2,012 and $1,791, respectively. The components of the allowance for doubtful accounts are as follows:

	2001	2002	2003

Balance at beginning of year	$2,677	$1,552	$2,012
Charged to costs and expenses	548	1,230	532
Foreign currency translation adjustments	16	136	258
Write-offs and payments	(1,689)	(906)	(1,011)

Balance at end of year	$1,552	$2,012	$1,791

4.     Inventories

      The major categories of inventories at December 31 are as follows:

	2002	2003

Finished goods	$31,939	$33,594
Work in process	3,909	2,978
Raw materials	$10,274	8,941

	$46,122	$45,513

      These amounts are net of reserves for slow-moving and obsolete inventories of $4,316 and $3,562 in 2002 and 2003, respectively. The components of the reserve for slow-moving and obsolete inventories are as follows:

	2001	2002	2003

Balance at beginning of year	$4,406	$3,461	$4,316
Charged to costs and expenses	2,087	2,021	1,633
Foreign currency translation adjustments	(87)	331	660
Write-offs	(2,945)	(1,497)	(3,047)

Balance at end of year	$3,461	$4,316	$3,562

5.     Goodwill and Intangible Assets

      The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. Prior to the adoption of SFAS No. 142, amortization expense was recorded for goodwill. Upon adoption, goodwill is no longer amortized but is subject to annual impairment testing. The following sets forth a reconciliation of net income adjusted for the non-amortization provisions of SFAS No. 142:

	2001	2002	2003

Reported net income	$6,017	$10,754	$13,198
Goodwill amortization	1,324	—	—

Adjusted net income	$7,251	$10,754	$13,198

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

      Goodwill, which is non-deductible for tax purposes, was recorded by the Company in connection with the merger transaction described in Note 1. Changes in the carrying amount of goodwill during the year ended December 31, 2003 were as follows:

Balance at December 31, 2002	$114,286
Business acquisitions	2,427
Adjustments associated with finalization of purchase price allocation:
Valuation of other intangibles, net of tax	(21,012)
Pension termination, net of tax	3,338
Fair market value adjustments to fixed assets, net of tax	3,916
Other	2,239

Balance at December 31, 2003	$105,194

      Trademarks and other intangible assets, and related activity during the 2003, primarily representing completion of the purchase price allocation for the merger transaction as described in Note 1, are as follows:

	December 31,	2003	December 31,
	2002	Activity	2003

Finite-lived intangible assets:
Patents	$1,181	$1,551	$2,732
Customer relationships	—	787	787

Total intangible assets subject to amortization	1,181	2,338	3,519
Amortization	35	438	473

	1,146	1,900	3,046
Indefinite-lived intangible assets:
Trademarks	88	33,438	33,526

Total other intangible assets	$1,234	$35,338	$36,572

      Amortization expense for each of the five succeeding years is expected to be approximately $500 per year.

6.     Property Plant and Equipment

      Property, plant and equipment at December 31 consists of the following:

	2002	2003

Land and land improvements	$2,285	$2,459
Buildings	17,980	12,856
Machinery and equipment	41,621	49,279
Furniture and fixtures	6,612	7,937

Property, plant and equipment, at cost	68,498	72,531
Accumulated depreciation	(718)	(11,901)

Property, plant and equipment, net	$67,780	$60,630

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

7.     Debt and Financing Arrangements

      Long-term debt at December 31 consists of the following:

	2002	2003

Credit facility with commercial banks	$42,208	$38,000
Term loans with commercial banks	45,000	39,000
Subordinated notes— ERICO International Corporation	30,000	30,000
Subordinated notes— ERICO Holding Company	35,000	35,000
Notes— original issue discount	(1,950)	(1,755)
Acquisition notes	675	675
Other obligations	164	—

	151,097	140,920
Less current portion	6,044	—

	$145,053	$140,920

      On May 2, 2002, the Company entered into a $100,000 Multicurrency Credit and Security Agreement (the “Credit Facility”) with a group of banks. On December 2, 2002, the Company amended the Credit Facility to provide $120,000 of borrowing capacity with a termination date of December 2, 2007. The Credit Facility provided for $75,000 revolving credit commitments and $45,000 of term loans and included multicurrency borrowing options in Australian dollars, Euros, Swiss francs, Swedish kronas, British pounds and other currencies that are readily available and freely traded. There were no amounts outstanding at December 31, 2003 and 2002 under the multicurrency borrowing options.

      Borrowings under the revolving credit facility bore interest at the Alternate Base Rate (as defined) plus a margin ranging from 0.00% to 2.00% or LIBOR plus a margin ranging from 1.75% to 3.00% basis points, depending on certain financial ratios. Borrowings under the term loan portion of the Credit Facility bore interest at the Alternate Base Rate (as defined) plus a margin ranging from 0.00% to 2.25% or LIBOR plus a margin ranging from 2.25% to 3.75% basis points, depending on the same financial ratios.

      The composite interest rate on the Credit Facility at December 31, 2003, including the impact of the interest rate swap agreement described below, was 4.55%. The Credit Facility provided for a commitment fee ranging from 0.25% to 0.50% basis points on the total facility depending on certain financial ratios. The amount available for borrowing under the Credit Facility at December 31, 2003 was $31,790.

      The Credit Facility permitted up to $25,000 in outstanding letters of credit under the revolving portion. At December 31, 2003 the Company had $5,210 of outstanding letters of credit.

      The Credit Facility included various customary covenants, including covenants limiting the ability of the Company and its subsidiaries to sell, pledge or incur liens on assets and to incur additional debt. The Credit Facility also includes financial covenants requiring the Company to maintain certain minimum net worth levels and to achieve certain ratios of debt to cash flow, and cash flow to fixed charges. Borrowings under the credit facility were secured by all assets of the Company.

      In February 2001, the Company entered into an interest rate swap agreement to fix the base LIBOR interest rate at 6.59% on $15,000 of the borrowings under the then-existing credit facility for a three-year period. The fair value of this agreement was a liability of $915 and $145 at December 31, 2002 and 2003, respectively, which is recorded in other long-term liabilities. The fair value of the interest rate swap agreement, obtained from the respective financial institution, is based on current rates of interest and is calculated as the net present value of the remaining exchange obligations under the terms of the contract.

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

      In September 2002, the Company issued senior subordinated notes, which bear interest at 11%. These notes, which were issued at a discount, have an aggregate face value of $30,000. The original issue discount is being amortized as a component of interest expense over the life of the notes, resulting in an overall effective interest rate of 11.3%. These notes are due in 2012 and interest is payable twice a year. The notes can be redeemed prior to the due date at a redemption price of 105.5% in 2006, 102.75% in 2007 and at face value thereafter. As discussed in Note 15, $19,400 of these notes were exchanged on a one-to-one basis for 8 7/8% senior subordinated notes issued on February 20, 2004. See Note 15 for additional discussion concerning this subsequent event.

      In December 2002, in connection with the transaction described in Note 1, senior subordinated notes were issued by ERICO Holding Company, which bore interest at 11%. These notes, which were issued at a discount, had an aggregate face value of $35,000. The original issue discount was being amortized as a component of interest expense over the life of the notes, resulting in an overall effective interest rate of 11.3%. These notes were due in 2012 and interest was payable twice a year. The notes could be redeemed prior to the due date at a redemption price of 105.5% in 2006, 102.75% in 2007 and at face value thereafter. These notes were redeemed on February 20, 2004 in connection with the refinancing described in Note 15. Staff Accounting Bulletin No. 73, “Pushdown” Basis of Accounting Required in Certain Limited Circumstances, states that parent company debt, related interest expense, and allocable debt issue costs incurred in connection with the acquisition of a subsidiary in a purchase transaction should be reflected in the subsidiary’s financial statements. In accordance with SAB 73, the senior subordinated notes issued by ERICO Holding Company have been recorded (or “pushed down”) in the separate financial statements of the Company.

      The Acquisition notes listed in the table above are payable to former shareholders of acquired businesses and are due in 2009. These notes are secured by a letter of credit and bear interest at one year LIBOR plus the margin paid on the revolving credit agreement, and interest is payable quarterly in arrears. The interest rate on these notes at December 31, 2003 was 3.96%.

      As described further in Note 15, on February 20, 2004, the Company refinanced substantially all of its long-term debt. In connection with the refinancing, the Company amended the Credit Facility and issued $140,900 of 8 7/8% senior subordinated notes. The amended Credit Facility has $75,000 of committed capital and a term of five years. Borrowings under the amended Credit Facility will accrue interest at LIBOR plus 2.00% (3.12% at December 31, 2003). Accordingly, the maturity schedule and balance sheet classification of the Company’s debt has been modified to reflect the maturity schedule of the newly issued debt instruments.

      The aggregate combined maturities of long-term debt as of December 31, 2003, taking into effect the refinancing on February 20, 2004, are scheduled to occur beyond 2008.

      Interest payments were $4,089 in 2001, $3,629 in 2002 and $10,479 in 2003.

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

8.     Other Liabilities

      Accrued expenses and other long-term liabilities at December 31 consist of the following:

	Accrued Expenses		Long-term Liabilities

	2002	2003	2002	2003

Restructuring	$3,135	$—	$—	$—
Value-added and other taxes	5,781	4,493	4,806	5,048
Post-retirement benefits	—	—	6,201	6,458
Pension obligation	—	6,335	678	—
Interest payable	1,584	2,841	—	—
Rebates payable	3,237	3,342	—	—
Other	7,044	8,945	5,789	5,193

	$20,781	$25,956	$17,474	$16,699

9.     Income Taxes

      Income before income taxes consists of the following:

	2001	2002	2003

Domestic	$17,625	$22,297	$11,643
Foreign	(8,177)	(3,562)	8,812

	$9,448	$18,735	$20,455

      The provision for income taxes is as follows:

	2001	2002	2003

Current:
Domestic	$3,367	$5,852	$4,029
Foreign	692	894	998

	4,059	6,746	5,027
Deferred:
Domestic	(1,931)	349	624
Foreign	1,303	886	1,606

	(628)	1,235	2,230

Provision for income taxes	$3,431	$7,981	$7,257

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

      Deferred tax assets and liabilities are comprised of the following:

	2002	2003

Deferred tax assets:
Accrued liabilities and reserves	$3,261	$1,838
Retirement plan obligations	3,755	6,108
Accrued liabilities	1,012	803
Tax effect of operating losses carryforward, net of valuation allowance of $11,200 in 2003 and $10,400 in 2002	2,900	1,900
Other, net	826	347

	11,754	10,996
Deferred tax liabilities:
Fixed assets	9,291	10,113
intangible assets	—	14,573
Unrealized foreign exchange gains	500	3,519
Other, net	253	734

Net long-term deferred tax liabilities	10,044	28,939

Net deferred tax assets (liabilities)	$1,710	$(17,943)

      The reconciliation of income taxes computed at the United States federal statutory tax rate to income tax expense follows:

	2001	2002	2003

Income taxes at U.S. statutory rate	35.0%	35.0%	35.0%
Tax effects from:
State income taxes, net of federal benefit	4.6	3.3	4.0
Tax rate differential on foreign operations	(9.2)	5.1	(2.3)
Nondeductible expenses, including goodwill amortization	5.9	0.1	0.4
Other, net	—	(0.9)	(1.6)

	36.3%	42.6%	35.5%

      The Company made income tax payments of $3,135 in 2001, $4,744 in 2002 and $5,019 in 2003.

      At December 31, 2003, certain foreign subsidiaries have unused tax loss carryforwards aggregating $45,359, of which a portion expires on various dates through 2011. These losses are available for offset against future taxable income of such subsidiaries and are substantially reserved at December 31, 2003. Deferred income taxes are not provided on undistributed earnings of international subsidiaries which are intended to be permanently invested in the operations.

10.     Acquisitions

      In April 2003, the Company acquired the net assets of Hunt Manufacturing Ltd. (“Hunt”), a British Columbia corporation for approximately $3,300 in cash. Hunt is a manufacturer and distributor of various mechanical hangers and related products.

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

      In March 2002, the Company acquired the net assets of Persing and Co. for approximately $2,500 in cash. Persing and Co. is engaged in the production and sale of mechanical hangers for fire protection.

      In June 2002, the Company acquired the net assets of Johann Sauer Eisenwarenfabrik GmbH & Co. KG and affiliated parties for approximately $2,000 in cash. Sauer is a manufacturer and distributor of various mechanical hangers and related products.

      These acquisitions were accounted for as purchases and, accordingly, their results of operations are included in the consolidated statements of income from their respective dates of acquisition.

11.     Restructuring Charges

      During 2002 and 2001, in order to reduce costs and improve asset utilization, the Company implemented certain cost reduction measures and streamlined and reorganized various international manufacturing operations. As a result of these actions, the Company recorded total severance expense, asset write-offs and related exit costs of $1,846 during 2001 and $3,716 during 2002. Restructuring charges are included in administrative costs in the statements of consolidated income.

      The components of the restructuring charges and related reserves are as follows:

		Severance	Other	Asset
	Number of	Related	Exit	Write
	Employees	Costs	Costs	Downs	Total

2001 Charge	105	$1,264	$400	$182	$1,846
Utilized in 2001	(53)	(630)	—	(182)	(812)

Balance at December 31, 2001	52	634	400	—	1,034
2002 Charge	135	3,103	179	434	3,716
Utilized in 2002	(92)	(794)	(387)	(434)	(1,615)

Balance at December 31, 2002	95	2,943	192	—	3,135
Utilized in 2003	(95)	(2,943)	(192)	—	(3,135)

Balance at December 31, 2003	—	$—	$—	$—	$—

12.     Retirement and Post-retirement Benefit Plans

      The Company sponsors a defined benefit pension plan covering U.S. employees hired prior to January 1, 1997. The Plan provided pension benefits that were based on the employee’s compensation during the highest five of the last ten years of service rendered prior to December 31, 1996. Effective January 1, 1997, the Company froze all benefits under the Plan. The Company made annual contributions to the plan, which equaled at least the amounts required by law. Contribution amounts were determined by independent actuaries using the unit credit method appropriate for a plan with frozen accruals. The plan’s assets are invested in a group annuity policy. In connection with the merger transaction, the pension plan was terminated and plan assets will be distributed to participants in 2004. At December 31, 2003, the Company has recorded a termination liability of $6,335. The pension liability at December 31, 2003 has been determined by estimating the settlement liability at the date of distribution of plan assets. The anticipated settlement liability has been determined by estimating lump-sum payouts and purchase of guaranteed annuity obligations using a 30-year Treasury constant monthly maturity rate of 4.37%.

      The Company also provides health care post-retirement benefits to certain employees in the United States hired prior to January 1993. Generally, qualified employees who have rendered ten years of service become eligible for these benefits after attaining age 55. These benefits are subject to deductibles and co-

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

payment provisions. For employees retiring after January 1993, the Company shares the cost of the retiree medical benefits with the retirees based on years of service. The Company has the right to amend or change the plan periodically. The Company continues to fund benefits on a pay-as-you-go basis, with retirees paying a portion of the cost.

      A summary of the components of net periodic expense for the pension and post-retirement benefit plans follows:

	Pension Plan			Post-retirement Plan

	2001	2002	2003	2001	2002	2003

Service cost	$59	$64	$—	$89	$95	$117
Interest cost	821	829	—	320	329	395
Expected return on plan assets	(897)	(879)	—	—	—	—
Net amortization and deferral	29	59	—	—	—	—

Net periodic benefit expense	$12	$73	$—	$409	$424	$512

      The following table presents the funded status of the pension and post-retirement benefit plans (measurement date of October 31) and amounts recognized in the Company’s balance sheets at December 31.

	Pension Plan		Post-retirement Plan

	2002	2003	2002	2003

Change in benefit obligation:
Benefit obligation at beginning of year	$12,271	$12,964	$4,787	$6,201
Service cost	64	—	95	117
Interest cost	829	—	329	395
Participants’ contributions	—	—	77	71
Actuarial loss (gain)	742	—	1,280	(78)
Benefits paid	(942)	(931)	(367)	(326)
Termination adjustment	—	5,758	—	—

Benefit obligation at end of year	12,964	17,791	6,201	6,380
Change in plan assets:
Fair value of plan assets at beginning of year	12,980	12,286	—	—
Employer contribution	—	—	290	255
Participants’ contributions	—	—	77	71
Actual return on plan assets	248	101	—	—
Benefits paid	(942)	(931)	(367)	(326)

Fair value of plan assets at end of year	12,286	11,456	—	—

Funded status (unfunded)	(678)	(6,335)	(6,201)	(6,380)
Unrecognized net actuarial loss	—	—	—	(78)

Accrued benefit cost	$(678)	$(6,335)	$(6,201)	$(6,458)

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

      The following table summarizes the significant assumptions used by the consulting actuaries.

	Pension Plan		Post-retirement Plan

	2001	2002	2001	2002	2003

Discount rate	7.0%	6.5%	7.0%	6.5%	6.35%
Expected long-term rate on plan assets	7.0%	2.0%	—	—	—

      The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 12% for 2003, and is assumed to decrease gradually to 4% for 2013 and remain at that level thereafter. A one percent increase or decrease in the health care trend rate would have the following effects:

	1% Increase	1% Decrease

Effect on total service and interest cost	$94	$(73)
Effect on post-retirement benefit obligation	985	(778)

      The Company expects health care post-retirement contributions and benefit payments to be $250 and $325, respectively, in 2004.

      The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was passed on December 8, 2003 subsequent to the measurement of the Company’s post-retirement benefits plan. The Act provides for prescription drug benefits under Medicate Part D and contains a subsidy to plan sponsors who provide actuarial equivalent medical plans. FASB Staff Position FAS 106-1 requires the Company to make a one-time election to either defer or recognize the accounting effects of the Act before the first interim period in 2004. The Company has elected to defer accounting for the effects of the Act until authoritative guidance on accounting for the federal subsidy is issued. As a result, the effects of the Act are not reflected in the obligations or net periodic post-retirement benefit costs presented in the financial statements for the year ended December 31, 2003.

      When recognized, the Act is expected to reduce the accumulated projected benefit obligation and ongoing net periodic post-retirement costs for obligations for certain employees with uncapped medical coverage. The benefit plan would not need to be amended in order for the Company to reduce its obligation as a result of the Act.

      The Company also sponsors defined contribution retirement savings plans covering U.S. employees. Contributions are determined as a percentage of each covered employee’s salary. The Company provides a discretionary profit sharing benefit to the retirement savings plans. The expense was $992 in 2001, $1,225 in 2002 and $1,205 in 2003.

13.     Commitments and Contingencies

      Future minimum lease payments under non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2003:

2004	$3,765
2005	2,763
2006	1,433
2007	780
2008	348
Thereafter	102

Total minimum lease payments	$9,191

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

      The total rental expense for all operating leases was $5,198 in 2001, $4,374 in 2002 and $4,537 in 2003.

      The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company’s management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

14.     Geographic Information

      The Company operates in one reportable segment. The Company’s sales are principally to customers in the United States and Europe, and a majority of its assets are located in these same geographic areas. Following is a summary of sales based on geographic areas from which the third-party sales originated and assets by geographic location:

	2001	2002	2003

Net sales:
United States	$189,114	$194,108	$187,045
Europe	71,478	71,881	87,483
Other	30,588	29,893	35,343
Long-lived assets:
United States	45,338	55,826	45,528
Europe	8,919	10,385	13,767
Other	2,064	1,569	1,335

15.	Subsequent Events

      On February 20, 2004, the Company refinanced substantially all of its long-term debt. The Company issued $140.9 million of 8 7/8% senior subordinated notes, of which $19.4 million were exchanged for its 11% senior subordinated notes. In connection with the refinancing, the Company also amended its existing credit facility. The proceeds of $140,900 were used in part to repay all amounts outstanding under the existing Credit Facility, to repay $35.0 million of the 11% senior subordinated notes of ERICO Holding Company, and to pay a dividend of $25.0 million to the holders of ERICO Global Company Class L Common Stock. The refinancing and related financial reporting impact are described further in Note 7.

16.	Guarantor and Non-Guarantor Subsidiaries

      The following condensed consolidating financial statements set forth the Company’s balance sheets as of December 31, 2003 and 2002 and the statements of income and statements of cash flows for each of the three years in the period ended December 31, 2003. In the following schedules “Parent” refers to ERICO International Corporation, “Guarantor Subsidiary” refers to the domestic subsidiary, and “Non-Guarantor Subsidiaries” refers to foreign subsidiaries. “Eliminations” represent the adjustments necessary to (a) eliminate intercompany transactions and (b) eliminate the investments in the Company’s subsidiaries.

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

Condensed Consolidating Balance Sheets

December 31, 2003

			Non-
		Guarantor	Guarantor
	Parent	Subsidiary	Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	$400	$3	$2,018	$—	$2,421
Trade accounts receivable, net	—	25,316	28,936	—	54,252
Inventories	—	23,532	21,981	—	45,513
Other current assets	1,926	3,316	2,503	—	7,745

Total current assets	2,326	52,167	55,438	—	109,931
Property, plant and equipment, net	297	45,231	15,102	—	60,630
Goodwill	105,194	—	—	—	105,194
Trademarks and other intangible assets	36,572	—	—	—	36,572
Deferred income taxes	1,630	5,629	1,899	—	9,158
Investment in and advances to subsidiaries	60,477	—	—	(60,477)	—
Deferred financing fees and other assets	2,083	156	43	—	2,282

Total assets	$208,579	$103,183	$72,482	$(60,477)	$323,767

Trade accounts payable	$—	$15,884	$13,723	$—	$29,607
Accrued compensation	443	4,947	3,826	—	9,216
Other accrued expenses	3,223	11,091	11,642	—	25,956

Total current liabilities	3,666	31,922	29,191	—	64,779
Long-term debt	108,225	32,695	—	—	140,920
Deferred income taxes	15,232	9,349	4,358	—	28,939
Intercompany balance	—	13,986	58,780	(72,766)	—
Other long-term liabilities	9,026	6,476	1,197	—	16,699
Total stockholder’s net investment	72,430	8,755	(21,044)	12,289	72,430

Total liabilities and stockholder’s net investment	$208,579	$103,183	$72,482	$(60,477)	$323,767

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

Condensed Consolidating Balance Sheets

December 31, 2002

			Non-
		Guarantor	Guarantor
	Parent	Subsidiary	Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	$138	$3	$3,233	$—	$3,374
Trade accounts receivable, net	—	26,145	24,350	—	50,495
Inventories	—	28,945	17,177	—	46,122
Other current assets	893	3,107	3,987	—	7,987

Total current assets	1,031	58,200	48,747	—	107,978
Property, plant and equipment, net	660	55,166	11,954	—	67,780
Goodwill	114,286	—	—	—	114,286
Trademarks and other intangible assets	1,234	—	—	—	1,234
Deferred income taxes	1,839	3,759	2,895	—	8,493
Investment in and advances to subsidiaries	61,101	41,359	—	(102,460)	—
Deferred financing fees and other assets	2,611	138	142	—	2,891

Total assets	$182,762	$158,622	$63,738	$(102,460)	$302,662

Current portion of long-term debt	$6,000	$—	$44	$—	$6,044
Trade accounts payable	29	20,104	11,689	—	31,822
Accrued compensation	1,340	5,549	3,984	—	10,873
Other accrued expenses	935	6,102	13,744	—	20,781

Total current liabilities	8,304	31,755	29,461	—	69,520
Long-term debt — less current portion	102,050	27,487	15,516	—	145,053
Deferred income taxes	440	9,460	144	—	10,044
Intercompany balance	3,280	—	38,079	(41,359)	—
Other long-term liabilities	8,117	6,882	2,475	—	17,474
Total stockholder’s net investment	60,571	83,038	(21,937)	(61,101)	60,571

Total liabilities and stockholder’s net investment	$182,762	$158,622	$63,738	$(102,460)	$302,662

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

Condensed Consolidating Statements of Income

Year ended December 31, 2003

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net sales	$—	$194,446	$127,514	$(12,089)	$309,871
Cost of products sold	—	126,152	85,261	(12,089)	199,324

Gross profit	—	68,294	42,253	—	110,547
Operating expenses:
Selling	484	23,345	29,396	—	53,225
Administrative	4,444	8,913	8,580	—	21,937
Engineering and development	369	4,901	954	—	6,224

Operating income	(5,297)	31,135	3,323	—	29,161
Other (income) expense:
Interest expense	9,134	2,716	1,008	—	12,858
Interest income	(7)	—	(112)	—	(119)
Foreign exchange (gain) loss, net	3	1,540	(5,486)	—	(3,943)
Other	78	302	(470)	—	(90)

Income (loss) before income taxes and equity income	(14,505)	26,577	8,383	—	20,455
Provision for income taxes	(5,392)	11,826	823	—	7,257

Income (loss) before equity income	(9,113)	14,751	7,560	—	13,198
Equity income from subsidiaries	22,311	—	—	(22,311)	—

Net income	$13,198	$14,751	$7,560	$(22,311)	$13,198

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

Condensed Consolidating Statements of Income

Year ended December 31, 2002

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net sales	$—	$199,718	$105,843	$(9,679)	$295,882
Cost of products sold	—	126,997	66,332	(9,679)	183,650

Gross profit	—	72,721	39,511	—	112,232
Operating expenses:
Selling	249	24,224	27,148	—	51,621
Administrative	10,079	8,755	14,528	—	33,363
Engineering and development	140	4,966	1,320	—	6,425

Operating income	(10,468)	34,776	(3,485)	—	20,823
Other (income) expense:				—
Interest expense	1,488	719	2,313	—	4,520
Interest income	(340)	—	—	—	(340)
Foreign exchange (gain) loss, net	3	(166)	(2,082)	—	(2,245)
Other	18	235	(100)	—	153

Income (loss) before income taxes and equity income	(11,637)	33,988	(3,616)	—	18,735
Provision for income taxes	(6,626)	13,490	1,117	—	7,981

Income (loss) before equity income	(5,011)	20,498	(4,733)	—	10,754
Equity income from subsidiaries	15,765	—	—	(15,765)	—

Net income	$10,754	$20,498	$(4,733)	$(15,765)	$10,754

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

Condensed Consolidating Statements of Income

Year ended December 31, 2001

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net sales	$—	$194,127	$105,895	$(8,842)	$291,180
Cost of products sold	—	126,405	68,702	(8,842)	186,265

Gross profit	—	67,722	37,193	—	104,915
Operating expenses:
Selling	223	23,477	25,412	—	49,112
Administrative	8,028	12,270	14,228	—	34,526
Engineering and development	—	4,108	1,440	—	5,548

Operating income	(8,251)	27,867	(3,887)	—	15,729
Other (income) expense:
Interest expense	179	1,352	3,379	—	4,910
Interest income	(48)	—	(402)	—	(450)
Foreign exchange (gain) loss, net	—	(137)	2,378	—	2,241
Other	(193)	182	(409)	—	(420)

Income (loss) before income taxes and equity income	(8,189)	26,470	(8,833)	—	9,448
Provision for income taxes	97	359	2,975	—	3,431

Income (loss) before equity income	(8,286)	26,111	(11,808)	—	6,017
Equity income from subsidiaries	14,303	—	—	(14,303)	—

Net income	$6,017	$26,111	$(11,808)	$(14,303)	$6,017

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

Condensed Consolidating Statements of Cash Flows

Year ended December 31, 2003

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net cash provided by (used in) operating activities	$15,355	$26,442	$(1,893)	$(22,310)	$17,594
Cash flows from investing activities
Acquisition payments, net of cash acquired	—	(3,329)	—	—	(3,329)
Capital expenditures	(15)	(3,942)	(1,295)	—	(5,252)

Net cash used in investing activities	(15)	(7,271)	(1,295)	—	(8,581)
Cash flows from financing activities
Net transfers from parent company	378	—	—	—	378
Change in intercompany payables/receivables	(15,436)	(24,378)	17,504	22,310	—
Net borrowing (payments) on revolving line of credit	5,980	5,207	(15,393)	—	(4,206)
Principal payments on long-term debt	(6,000)	—	—	—	(6,000)

Net cash (used in) provided by financing activities	(15,078)	(19,171)	2,111	22,310	(9,828)
Effect of exchange rates on cash	—	—	(138)	—	(138)

Increase (decrease) in cash and cash equivalents	262	—	(1,215)	—	(953)
Cash and cash equivalents at beginning of year	138	3	3,233	—	3,374

Cash and cash equivalents at end of year	$400	$3	$2,018	$—	$2,421

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

Condensed Consolidating Statements of Cash Flows

Year ended December 31, 2002

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net cash provided by (used in) operating activities	$10,110	$31,309	$3,051	$(15,765)	$28,705
Cash flows from investing activities
Acquisition payments, net of cash acquired	—	(2,432)	(2,068)	—	(4,500)
Capital expenditures	(11)	(4,774)	(1,175)	—	(5,960)

Net cash used in investing activities	(11)	(7,206)	(3,243)	—	(10,460)
Cash flows from financing activities
Net transfers to parent company	(532)	—	—	—	(532)
Change in intercompany payables/receivables	(4,998)	(34,568)	23,801	15,765	—
Leveraged buyout transaction	(94,913)	—	—	—	(94,913)
Net borrowing (payments) on revolving line of credit	—	12,502	(22,394)	—	(9,892)
Proceeds from term loans	45,000	—	—	—	45,000
Proceeds from the issuance of subordinated debt	48,500	—	—	—	48,500
Principal payments on long-term debt	—	(2,037)	—	—	(2,037)
Financing fees paid	(2,720)	—	—	—	(2,720)

Net cash (used in) provided by financing activities	(9,663)	(24,103)	1,407	15,765	(16,594)
Effect of exchange rates on cash	—	—	131	—	131

Increase in cash and cash equivalents	436	—	1,346	—	1,782
Cash and cash equivalents at beginning of year	(298)	3	1,887	—	1,592

Cash and cash equivalents at end of year	$138	$3	$3,233	$—	$3,374

ERICO International Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(thousands of dollars)

Condensed Consolidating Statements of Cash Flows

Year ended December 31, 2001

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net cash provided by (used in) operating activities	$5,240	$32,144	$(8,564)	$(14,303)	$14,517
Cash flows from investing activities
Acquisition payments, net of cash acquired	—	(6,000)	(711)	—	(6,711)
Capital expenditures	(82)	(6,541)	(3,110)	—	(9,733)

Net cash used in investing activities	(82)	(12,541)	(3,821)	—	(16,444)
Cash flows from financing activities
Net transfers to parent company	(5,516)	—	—	—	(5,516)
Change in intercompany payables/receivables	9,015	(25,920)	2,602	14,303	—
Net borrowings on revolving line of credit	—	6,227	9,486	—	15,713
Principal payments on long-term debt	(8,699)	—	—	—	(8,699)

Net cash (used in) provided by financing activities	(5,200)	(19,693)	12,088	14,303	1,498
Effect of exchange rates on cash	—	—	1,048	—	1,048

Increase (decrease) in cash and cash equivalents	(42)	(90)	751	—	619
Cash and cash equivalents at beginning of year	(256)	93	1,136	—	973

Cash and cash equivalents at end of year	$(298)	$3	$1,887	$—	$1,592

ERICO International Corporation and Subsidiaries

Condensed Consolidated Balance Sheets

(thousands of dollars)

	December 31,	March 31,
	2003	2004

		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,421	$1,819
Trade accounts receivable, net	54,252	54,631
Inventories	45,513	47,083
Other current assets	7,745	10,715

Total current assets	109,931	114,248
Property, plant and equipment, net	60,630	57,367
Goodwill	105,194	105,194
Trademarks and other intangible assets	36,572	36,494
Other assets	11,440	14,757

Total assets	$323,767	$328,060

Liabilities and stockholder’s net investment
Current liabilities:
Trade accounts payable	$29,607	$29,149
Accrued compensation	9,216	6,748
Other accrued expenses	25,956	22,598

Total current liabilities	64,779	58,495
Long-term debt	140,920	175,302
Deferred income taxes	28,939	28,734
Other long-term liabilities	16,699	16,320
Stockholder’s net investment:
Common stock, $1.00 par value, authorized 1,500,000 shares, issued and outstanding 1 share	—	—
Parent company investment	72,668	49,690
Accumulated other comprehensive loss	(238)	(481)

Total stockholder’s net investment	72,430	49,209

Total liabilities and stockholder’s net investment	$323,767	$328,060

See notes to unaudited condensed consolidated financial statements.

ERICO International Corporation and Subsidiaries

Statements of Condensed Consolidated Income

(thousands of dollars)

	For the three months ended
	March 31,

	2003	2004

	(unaudited)	(unaudited)
Net sales	$69,393	$83,450
Cost of products sold	44,360	53,611

Gross profit	25,033	29,839
Operating expenses	19,735	21,350
Interest expense, net	3,008	3,490
Foreign exchange (gain) loss, net	(2,376)	424
Other expense, net	12	1,225

Income before income taxes	4,654	3,350
Provision for income taxes	1,650	1,328

Net income	$3,004	$2,022

See notes to unaudited condensed consolidated financial statements.

ERICO International Corporation and Subsidiaries

Consolidated Statements of Stockholder’s Net Investment

(unaudited)
(thousands of dollars)

			Accumulated
		Parent	Other
	Common	Company	Comprehensive
	Stock	Investment	Income (Loss)	Total

Balance at January 1, 2003	$—	$59,092	$1,479	$60,571
Comprehensive income:
Net income		3,004		3,004
Foreign currency translation adjustment			(1,132)	(1,132)

Total comprehensive income				1,872

Balance at March 31, 2003	$—	$62,096	$347	$62,443

Balance at January 1, 2004	$—	$72,668	$(238)	$72,430
Comprehensive income:
Net income		2,022		2,022
Foreign currency translation adjustment			(243)	(243)

Total comprehensive income				1,779
Transfer to parent company		(25,000)		(25,000)

Balance at March 31, 2004	$—	$49,690	$(481)	$49,209

See notes to unaudited condensed consolidated financial statements.

ERICO International Corporation and Subsidiaries

Statements of Condensed Consolidated Cash Flows

(thousands of dollars)

	For the three months ended
	March 31,

	2003	2004

	(unaudited)	(unaudited)
Net cash used in operating activities	$(7,863)	$(5,056)
Investing activities
Capital expenditures	(1,256)	(171)

Net cash used in investing activities	(1,256)	(171)
Financing activities
Transfer to parent company	—	(25,000)
Net borrowings (payments) on revolving line of credit	10,885	(14,605)
Proceeds from the issuance of subordinated debt	—	121,500
Principal payments on long-term debt	(1,500)	(72,950)
Financing fees paid	—	(4,316)

Net cash provided by financing activities	9,385	4,629
Effect of exchange rate changes on cash and cash equivalents	(7)	(4)

Increase (decrease) in cash and cash equivalents	259	(602)
Cash and cash equivalents at beginning of period	3,374	2,421

Cash and cash equivalents at end of period	$3,633	$1,819

See notes to unaudited condensed consolidated financial statements.

ERICO International Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)
March 31, 2004
(thousands of dollars)

1. Basis of Presentation

      ERICO International Corporation (“ERICO” or “Company”) is a wholly owned subsidiary of ERICO Holding Company (“Holding”), which is a wholly owned subsidiary of ERICO Global Company (“Global”), the Company’s ultimate parent. All activity associated with Holding and Global relates to the operations of the Company. Accordingly, all operating costs incurred by Holding and Global are reflected in the Company’s financial statements. In addition, senior subordinated notes issued by Holding, including related financing costs, have been pushed down and are reflected in the accompanying financial statements.

      The Company manufactures a wide variety of precision engineered metal products designed to technical specifications for the non-residential construction industry with its principal facilities in North America and Europe. The Company distributes its products to customers worldwide through its sales organization, which has operations in 24 countries.

      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position, results of operations and cash flows for the periods presented have been included. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

2.     Inventories

      The major categories of inventories at December 31, 2003 and March 31, 2004 are as follows:

	2003	2004

Finished goods	$37,156	$37,345
Work in process	2,978	3,248
Raw materials	8,941	10,390

	49,075	50,983
Inventory reserves	(3,562)	(3,900)

Net inventories	$45,513	$47,083

3.     Goodwill and other Intangible Assets

      Goodwill represents the excess of purchase price paid over the fair value of the net assets acquired. Goodwill and indefinite-lived intangible assets are no longer amortized but are subject to annual impairment testing. Impairment exists when the carrying amount of goodwill or indefinite-lived intangible assets exceeds its fair value. The Company’s policy is to perform its annual impairment testing in the fourth quarter of each year, unless circumstances dictate the need for more frequent assessments. The 2003 annual impairment assessments confirmed that the fair value of the Company exceeded its carrying value and no impairment loss recognition was required for goodwill or indefinite-lived intangible assets. There were no changes in the carrying amount of goodwill for the three months ended March 31, 2004.

ERICO International Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(thousands of dollars)

      Trademarks and other intangible assets, are as follows:

	As of December 31, 2003

	Acquisition	Accumulated
	Cost	Amortization	Net

Finite-lived intangible assets:
Patents	$2,732	$(434)	$2,298
Customer relationships	787	(39)	748

Total intangible assets subject to amortization	3,519	(473)	3,046
Indefinite-lived intangible asset – trademarks	33,526	—	33,526

Total other intangible assets	$37,045	$(473)	$36,572

	As of March 31, 2004

	Acquisition	Accumulated
	Cost	Amortization	Net

Finite-lived intangible assets:
Patents	$2,779	$(549)	$2,230
Customer relationships	787	(49)	738

Total intangible assets subject to amortization	3,566	(598)	2,968
Indefinite-lived intangible asset – trademarks	33,526	—	33,526

Total other intangible assets	$37,092	$(598)	$36,494

      Amortization of other intangible assets was $116 for the three months ended March 31, 2003 and $125 for the three months ended March 31, 2004. Amortization expense for each of the five succeeding years is expected to be approximately $500 per year.

4. Debt and Financing Arrangements

      Long-term debt at December 31, 2003 and March 31, 2004 consists of the following:

	2003	2004

Credit facility with commercial banks	$38,000	$23,395
Term loans with commercial banks	39,000	—
8 7/8% Subordinated notes — ERICO International Corporation	—	140,900
11% Subordinated notes — ERICO International Corporation	30,000	10,600
11% Subordinated notes — ERICO Holding Company	35,000	—
Notes — original issue discount	(1,755)	(268)
Other	675	675

	$140,920	$175,302

      On February 20, 2004, the Company refinanced substantially all of its long-term debt. The Company issued $140,900 of 8 7/8% senior subordinated notes, of which $19,400 was exchanged for its 11% senior subordinated notes. The proceeds of $140,900 were used in part to reduce amounts outstanding under the existing revolving credit facility, to repay term loans outstanding, to repay $35,000 of the 11% senior

ERICO International Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(thousands of dollars)

subordinated notes of ERICO Holding Company, and to pay a dividend of $25,000 to the holders of ERICO Global Company Class L shares.

      In connection with the refinancing, the Company also amended its Multicurrency Credit and Security Agreement (the “Credit Facility”). The amended Credit Facility has $75,000 of committed capital and a term of five years. The Credit Facility contains various customary covenants, including covenants limiting the ability of the Company and its subsidiaries to sell, pledge or incur liens on assets and to incur additional debt. The Credit Facility also includes financial covenants requiring the Company to maintain certain minimum net worth levels and to achieve certain ratios of debt to cash flow, and cash flow to fixed charges. Borrowings under the Credit Facility are secured by all assets of the Company. Borrowings under the amended Credit Facility will accrue interest at the Alternate Base Rate (as defined in the Credit Facility) plus a 1.25% margin or LIBOR plus a 2.00% margin.

      The Credit Facility also provides multicurrency borrowing options in Australian dollars, Euros, Swiss francs, Swedish kronas, British pounds and other currencies that are readily available and freely traded. There were no amounts outstanding at March 31, 2004 under the multicurrency borrowing options.

      The Credit Facility provides for a commitment fee of 0.25% basis points on the total facility. The amount available for borrowing under the Credit Facility at March 31, 2004 was $48,980.

      The Credit Facility permits up to $25,000 in outstanding letters of credit under the revolving portion. At March 31, 2004 the Company had $5,086 of outstanding letters of credit.

5.     Income Taxes

      The Company’s operations have been included in the consolidated income tax returns filed by Global. Income tax expense in the Company’s consolidated income statements is calculated on a separate tax return basis as if the Company had operated as a stand-alone entity.

      The Company’s income tax provision was $1,328, or 39.6%, for the three months ended March 31, 2004 and was $1,650, or 35.5% for the three months ended March 31, 2003. Income tax expense varies from the amount computed by applying the statutory federal tax rate to income before income taxes, due principally to state and local taxes, foreign losses with no recognizable tax benefit and foreign currency transaction gains of which the related deferred tax benefit was fully reserved.

6.     Retirement and Postretirement Benefit Plans

      The following table sets forth the components of net periodic expense for the postretirement benefit plan for the three months ended March 31:

	2003	2004

Service cost	$29	$30
Interest cost	98	100

Net periodic benefit expense	$127	$130

      The Company previously disclosed in its annual financial statements that it expects health care postretirement contributions to be $250 and benefit payments to be $325 in 2004. The Company has made health care postretirement benefit payments of $64 in the three months ended March 31, 2004.

ERICO International Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(thousands of dollars)

      In accordance with FASB Staff Position FAS 106-1 the Company has elected to defer accounting for the effects of The Medicare Prescription Drug, Improvement and Modernization Act of 2003 on the accumulated postretirement benefit obligation and postretirement benefit costs until specific authoritative guidance on accounting for the federal subsidy is finalized. Finalization of pending guidance could result in a reduction in the accumulated postretirement benefit obligation and future net periodic postretirement benefit cost for obligations for certain employees with uncapped medical coverage.

      The Company also sponsored a defined benefit pension plan covering U.S. employees hired prior to January 1, 1997. Effective January 1, 1997, the Company froze all benefits under the Plan. In 2003, the pension plan was terminated and plan assets are expected to be distributed to participants in the fourth quarter of 2004. At both December 31, 2003 and March 31, 2004, the Company had a termination liability of $6,335.

7.     Commitments and Contingencies

      The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company’s management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

8.     Guarantor and Non-Guarantor Subsidiaries

      The following condensed consolidating financial statements set forth the Company’s balance sheets as of March 31, 2004 and December 31, 2003 and the statements of income and statements of cash flows for the three months ended March 31, 2004 and March 31, 2003. In the following schedules, “Parent” refers to ERICO International Corporation, “Guarantor Subsidiary” refers to the U.S. subsidiary, ERICO Products, Inc., and “Non-Guarantor Subsidiaries” refers to non-U.S. subsidiaries. “Eliminations” represent the adjustments necessary to (a) eliminate intercompany transactions and (b) eliminate the investments in the Company’s subsidiaries accounted for under the equity method.

ERICO International Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(thousands of dollars)

Condensed Consolidating Balance Sheets

March 31, 2004

			Non-
		Guarantor	Guarantor
	Parent	Subsidiary	Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	$628	$1	$1,190	$—	$1,819
Trade accounts receivable, net	—	28,268	26,363	—	54,631
Inventories	—	24,716	22,367	—	47,083
Other current assets	893	3,029	6,793	—	10,715

Total current assets	1,521	56,014	56,713	—	114,248
Property, plant and equipment, net	273	43,216	13,878	—	57,367
Goodwill	105,194	—	—	—	105,194
Trademarks and other intangible assets	36,494	—	—	—	36,494
Investment in and advances to subsidiaries	96,971	—	—	(96,971)	—
Other assets	7,054	5,749	1,954	—	14,757

Total assets	$247,507	$104,979	$72,545	$(96,971)	$328,060

Trade accounts payable	$—	$16,223	$12,926	$—	$29,149
Accrued compensation	200	3,605	2,943	—	6,748
Other accrued expenses	2,343	11,641	8,614	—	22,598

Total current liabilities	2,543	31,469	24,483	—	58,495
Long-term debt	172,166	675	2,461	—	175,302
Deferred income taxes	15,014	9,293	4,427	—	28,734
Intercompany balance	—	43,550	60,878	(104,428)	—
Other long-term liabilities	8,575	6,589	1,156	—	16,320
Total stockholder’s net investment	49,209	13,403	(20,860)	7,457	49,209

Total liabilities and stockholder’s net investment	$247,507	$104,979	$72,545	$(96,971)	$328,060

ERICO International Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(thousands of dollars)

Condensed Consolidating Balance Sheets

December 31, 2003

			Non-
		Guarantor	Guarantor
	Parent	Subsidiary	Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	$400	$3	$2,018	$—	$2,421
Trade accounts receivable, net	—	25,316	28,936	—	54,252
Inventories	—	23,532	21,981	—	45,513
Other current assets	1,926	3,316	2,503	—	7,745

Total current assets	2,326	52,167	55,438	—	109,931
Property, plant and equipment, net	297	45,231	15,102	—	60,630
Goodwill	105,194	—	—	—	105,194
Trademarks and other intangible assets	36,572	—	—	—	36,572
Investment in and advances to subsidiaries	60,477	—	—	(60,477)	—
Other assets	3,713	5,785	1,942	—	11,440

Total assets	$208,579	$103,183	$72,482	$(60,477)	$323,767

Trade accounts payable	$—	$15,884	$13,723	$—	$29,607
Accrued compensation	443	4,947	3,826	—	9,216
Other accrued expenses	3,223	11,091	11,642	—	25,956

Total current liabilities	3,666	31,922	29,191	—	64,779
Long-term debt	108,225	32,695	—	—	140,920
Deferred income taxes	15,232	9,349	4,358	—	28,939
Intercompany payable	—	13,986	58,780	(72,766)	—
Other long-term liabilities	9,026	6,476	1,197	—	16,699
Total stockholder’s net investment	72,430	8,755	(21,044)	12,289	72,430

Total liabilities and stockholder’s net investment	$208,579	$103,183	$72,482	$(60,477)	$323,767

ERICO International Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(thousands of dollars)

Statements of Condensed Consolidating Income

Three months ended March 31, 2004

			Non-
		Guarantor	Guarantor
	Parent	Subsidiary	Subsidiaries	Eliminations	Consolidated

Net sales	$—	$51,911	$35,182	$(3,643)	$83,450
Cost of products sold	—	33,187	24,067	(3,643)	53,611

Gross profit	—	18,724	11,115	—	29,839
Operating expenses	1,261	10,102	9,987	—	21,350
Interest expense, net	2,588	679	223	—	3,490
Foreign exchange loss, net	—	114	310	—	424
Other expense, net	1,236	48	(59)	—	1,225

Income (loss) before income taxes and equity income	(5,085)	7,781	654	—	3,350
Provision (benefit) for income taxes	(2,033)	3,133	228	—	1,328

Income (loss) before equity income	(3,052)	4,648	426	—	2,022
Equity income from subsidiaries	5,074	—	—	(5,074)	—

Net income	$2,022	$4,648	$426	$(5,074)	$2,022

ERICO International Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(thousands of dollars)

Statements of Condensed Consolidating Income

Three Months ended March 31, 2003

			Non-
		Guarantor	Guarantor
	Parent	Subsidiary	Subsidiaries	Eliminations	Consolidated

Net sales	$—	$43,755	$28,287	$(2,649)	$69,393
Cost of products sold	—	29,472	17,537	(2,649)	44,360

Gross profit	—	14,283	10,750	—	25,033
Operating expenses	1,099	9,722	8,914	—	19,735
Interest expense, net	2,002	686	320	—	3,008
Foreign exchange (gain) loss, net	—	30	(2,406)	—	(2,376)
Other expense, net	1	7	4	—	12

Income (loss) before income taxes and equity income	(3,102)	3,838	3,918	—	4,654
Provision (benefit) for income taxes	(1,154)	1,543	1,261	—	1,650

Income (loss) before equity income	(1,948)	2,295	2,657	—
Equity income from subsidiaries	4,952	—	—	(4,952)	—

Net income	$3,004	$2,295	$2,657	$(4,952)	$3,004

ERICO International Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(thousands of dollars)

Statements of Condensed Consolidating Cash Flows

Three Months ended March 31, 2004

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$2,783	$2,134	$(4,899)	$(5,074)	$(5,056)
Cash flows from investing activities
Capital expenditures	—	(63)	(108)	—	(171)

Net cash used in investing activities	—	(63)	(108)	—	(171)
Cash flows from financing activities
Transfer to parent company	(25,000)	—	—	—	(25,000)
Change in intercompany payables/receivables	(4,723)	(2,073)	1,722	5,074	—
Net borrowing (payments) on revolving line of credit	(17,066)	—	2,461	—	(14,605)
Proceeds from the issuance of subordinated debt	121,500	—	—	—	121,500
Principal payments on long-term debt	(72,950)	—	—	—	(72,950)
Financing fees paid	(4,316)	—	—	—	(4,316)

Net cash (used in) provided by financing activities	(2,555)	(2,073)	4,183	5,074	4,629
Effect of exchange rates on cash	—	—	(4)	—	(4)

Net increase (decrease) in cash and cash equivalents	228	(2)	(828)	—	(602)
Cash and cash equivalents at beginning of period	400	3	2,018	—	2,421

Cash and cash equivalents at end of period	$628	$1	$1,190	$—	$1,819

ERICO International Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(thousands of dollars)

Statements of Condensed Consolidating Cash Flows

Three Months ended March 31, 2003

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$4,611	$(2,157)	$(5,122)	$(5,195)	$(7,863)
Cash flows from investing activities
Capital expenditures	—	(802)	(454)	—	(1,256)

Net cash used in investing activities	—	(802)	(454)	—	(1,256)
Cash flows from financing activities
Change in intercompany payables/receivables	(5,956)	(2,458)	3,219	5,195	—
Net borrowings on revolving line of credit	4,063	5,416	1,406	—	10,885
Principal payments on long-term debt	(1,500)	—	—	—	(1,500)

Net cash (used in) provided by financing activities	(3,393)	2,958	4,625	5,195	9,385
Effect of exchange rates on cash	—	—	(7)	—	(7)

Net increase (decrease) in cash and cash equivalents	1,218	(1)	(958)	—	259
Cash and cash equivalents at beginning of period	138	3	3,233	—	3,374

Cash and cash equivalents at end of period	$1,356	$2	$2,275	$—	$3,633

      Until August 20, 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

$121,500,000 8 7/8% SENIOR SUBORDINATED NOTES DUE 2012

ERICO INTERNATIONAL CORPORATION

OFFER TO EXCHANGE ITS 8 7/8% SENIOR SUBORDINATED NOTES DUE 2012 FOR

ANY AND ALL OF ITS OUTSTANDING 8 7/8% SENIOR SUBORDINATED NOTES DUE 2012

PROSPECTUS

July 16, 2004